Exhibit 2.2

Annex – Amended and Restated Share Purchase Agreement

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) IS THE TYPE THAT THE COMPANY TREATS AS PRIVATE OR CONFIDENTIAL.

[***] INDICATES THAT INFORMATION HAS BEEN REDACTED.

AMENDED AND RESTATED SHARE PURCHASE AGREEMENT

by and among

APPLOVIN CORPORATION,

APPLOVIN ACTIVE HOLDINGS, LLC,

ADJUST GMBH,

THE SHAREHOLDERS OF ADJUST GMBH,

and

SPREE ETERNITY GMBH

Dated as of March 12, 2021

Exhibits

Exhibit A	Certain Definitions
Exhibit B-1	VSOP Waiver Agreement
Exhibit B-2	Form of VSOP Waiver Agreement
Exhibit C	Acquirer Restated Charter
Exhibit D-1	VSOP Assumption Agreement
Exhibit D-2	Cost Assumption Agreement
Exhibit E	Option Cancellation Agreement
Exhibit F	Investment Agreement
Exhibit G	ROFR Agreement
Exhibit H	Investors Rights Agreement
Exhibit I	Parachute Payment Waiver
Exhibit J	Company Disclosure Letter
Exhibit K	Voting Agreement

Schedules

Schedule A	Shareholders of the Company
Schedule B-1	Tier 1 Specified Employees
Schedule B-2	Tier 2 Specified Employees
Schedule B-3	Specified VSOP Holders
Schedule B-4	Specified Person
Schedule C	Non-Compete Parties
Schedule D	U.S. Shareholders
Schedule E-1	Company Approval
Schedule E-2	Spousal Consents to Share Transfer
Schedule E-3	Prior Shareholders’ Agreements
Schedule F	Company Knowledge Persons
Schedule G	Specified Transaction Expenses
Schedule 5.1(b)	Specified Liabilities
Schedule 9.1(a)	Specified Indemnities

i

3.3	Ownership of Shares	50

3.4	Non-U.S.; Accredited Investor; Regulation S	51

ARTICLE IV Representations and Warranties of Acquirer and Holdco		52

4.1	Organization and Standing	52

4.2	Authority; Non-contravention	52

4.3	Capitalization	53

4.4	Financial Statements; No MAE	54

4.5	Litigation	54

4.6	Issuance of Acquirer Stock	54

4.7	Adequate Cash Resources	55

4.8	Transaction Fees	55

ARTICLE V Conduct Prior to the Closing		55

5.1	Conduct of the Business; Notices	55

5.2	Restrictions on Conduct of the Business	56

5.3	Conduct of Acquirer’s Business; Acquirer Notices	60

ARTICLE VI Additional Agreements		60

6.1	Certain Approvals	60

6.2	Acquirer Restated Charter	61

6.3	No Solicitation	61

6.4	Confidentiality; Public Disclosure	62

6.5	Reasonable Best Efforts	63

6.6	Third-Party Consents; Notices	64

6.7	Litigation	65

6.8	Access to Information	65

6.9	Spreadsheet	66

6.10	Expenses	68

6.11	Termination of Company Employee Plans	68

6.12	Delivery of Financial Statements, Closing Certificates, Funds Flow Documentation.	68

6.13	Tax Matters	70

6.14	280G Stockholder Approval	71

6.15	RWI Policy	72

6.16	Acquirer’s and Holdco’s Reliance	72

6.17	Exclusivity of Acquirer and Holdco Representations	73

ARTICLE VII Conditions to the Closing		73

7.1	Conditions to Obligations of the Parties	73

7.2	Conditions to Obligations of the Company and the Shareholders	74

7.3	Conditions to the Obligations of Acquirer	74

ARTICLE VIII Termination		76

8.1	Termination	76

8.2	Effect of Termination	77

ARTICLE IX Indemnification		77

9.1	Indemnification	77

9.2	Limitations	79

9.3	Claims	81

9.4	Resolution of Objections to Claims	82

9.5	Shareholders’ Agent	83

9.6	Third-Party Claims	84

ARTICLE X General Provisions		86

10.1	Survival	86

10.2	Notices	86

10.3	Interpretation	88

10.4	Amendment	89

10.5	Extension; Waiver	89

10.6	Counterparts	90

10.7	Entire Agreement; Parties in Interest	90

10.8	Assignment	90

10.9	Severability	90

10.10	Exclusivity of Remedies; Specific Performance	91

10.11	Submission to Jurisdiction; Consent to Service of Process	91

10.12	Governing Law	91

10.13	Rules of Construction	92

10.14	Waiver of Conflicts; Attorney-Client Communications	92

AMENDED AND RESTATED SHARE PURCHASE AGREEMENT

THIS AMENDED AND RESTATED SHARE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of March 12, 2021 (the “Agreement Date”), by and among Applovin Corporation, a Delaware corporation (“Acquirer”), AppLovin Active Holdings, LLC, a Delaware limited liability company (“Holdco”), adjust GmbH, a German limited liability company (Gesellschaft mit beschränkter Haftung, GmbH) (the “Company”), the shareholders of the Company set forth on Schedule A (collectively, the “Shareholders”), and Spree Eternity GmbH, as agent for and on behalf of the Indemnifying Parties (the “Shareholders’ Agent”). Certain capitalized terms used herein are defined in Exhibit A.

RECITALS

A.

On February 2, 2021 (the “Original Agreement Date”), Acquirer, Holdco, the Company, the Shareholders and the Shareholders’ Agent entered into that certain Share Purchase Agreement (Annex C of notarial deed number FR34/2021, notary Dr. Florian Rösch, Berlin) (the “Original Agreement”). In accordance with Section 10.4 of the Original Agreement, the parties hereto desire to amend the Original Agreement and restate it as follows.

B.

The Shareholders are collectively the registered and beneficial owners of all (except for the 348 Company Common Shares held by the Company as treasury shares, the “Treasury Shares”) of the Company Common Shares, the Company Preferred Shares, and the Company Management Shares, which shares together constitute all of the registered share capital of the Company (whether vested or unvested, and excluding the Treasury Shares, the “Shares”).

C.

Upon the terms and subject to the conditions of this Agreement, Acquirer desires to purchase from the Shareholders, and the Shareholders desire to sell to Acquirer, all of the Shareholders’ right, title, and interest in and to the Shares, which Shares shall be transferred to Acquirer’s designee, Holdco.

D.

Each of the employees set forth on Schedule B-1 and Schedule B-2 (the “Specified Employees”) has executed an employment or offer letter, together with a confidential information and invention assignment agreement (collectively, an “Offer Letter”), each of the VSOP Holders set forth on Schedule B-3 (the “Specified VSOP Holders”) has executed a VSOP waiver agreement attached hereto for documentation purposes (nur zu Beweiszwecken) as Exhibit B-1, based on the form attached hereto as Exhibit B-2 (the “VSOP Waiver Agreement”), and each of the parties set forth on Schedule C (the “Non-Compete Parties”) has consented to a restrictive covenant agreement (the “Restrictive Covenant Agreement”), respectively, as Annex B to the notarial deed of the acting notary, to which this Agreement is attached as Annex, each of which shall become effective at the Closing.

E.

Concurrently with the execution and delivery of the Original Agreement, certain shareholders of Acquirer sufficient to amend Acquirer’s restated certificate of incorporation entered into a voting agreement attached hereto for documentation purposes (nur zu Beweiszwecken) as Exhibit K pursuant to which such shareholders have agreed to vote their shares of Acquirer stock in favor of the adoption of the restated certificate of incorporation of Acquirer substantially in the form attached hereto as Exhibit C (the “Acquirer Restated Charter”) prior to the Closing.

F.

Prior to the execution and delivery of the Original Agreement, the Shareholders and the Company have entered into (i) a certain agreement on the assumption of payment obligations of the Company under the VSOP by the Shareholders as attached hereto for documentation purposes (nur zu Beweiszwecken) as Exhibit D-1 (the “VSOP Assumption Agreement”) and (ii) a certain agreement on the assumption of payment obligations of the Company for Transaction Expenses by the Shareholders as attached hereto for documentation purposes (nur zu Beweiszwecken) as Exhibit D-2 (the “Cost Assumption Agreement”).

NOW, THEREFORE, in consideration of the representations, warranties, covenants, agreements and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that the Original Agreement shall be amended, and the parties hereto further agree as follows:

ARTICLE I

THE SHARE PURCHASE

1.1 The Share Purchase.

(a) Company Shares. Upon the terms and subject to the conditions of this Agreement, each Shareholder hereby severally sells to Acquirer, and Acquirer hereby purchases from each Shareholder, for an amount equal to the portion of the Total Consideration payable to such Shareholder set forth next to the name of such Shareholder on the Spreadsheet (the “Per Shareholder Consideration”), all of the right, title, and interest in and to all of the Shares held by such Shareholder, free and clear of all Encumbrances, other than Encumbrances arising under applicable securities Laws and Encumbrances under the Organizational Documents of the Company (such transactions, the “Share Purchase”). The Per Shareholder Consideration shall be payable (i) in a cash amount equal to the portion of the Cash Consideration payable to such Shareholder set forth next to the name of such Shareholder on the Spreadsheet (the “Per Shareholder Cash Consideration”), subject to Sections 1.3 and 1.4 and (ii) in a number of shares equal to the portion of the Stock Consideration payable to such Shareholder set forth next to such Shareholder’s name on the Spreadsheet (the “Per Shareholder Stock Consideration”); provided, that (A) the aggregate of the Per Shareholder Consideration for all Shareholders shall be equal to the Total Consideration, (B) the aggregate of the Per Shareholder Cash Consideration for all Shareholders shall be equal to the Cash Consideration, and (C) the aggregate of the Per Shareholder Stock Consideration shall be equal to the Stock Consideration. Each Shareholder acknowledges and agrees that pursuant to this

Agreement, the VSOP Assumption Agreement and the Cost Assumption Agreement, the Per Shareholder Consideration that will be paid out to such Shareholder has been reduced by certain Transaction Expenses, including the VSOP Payments, to the extent identified on the Spreadsheet (the “Assumed Expenses”), and accordingly, each Shareholder hereby authorizes Acquirer to pay the Assumed Expenses on behalf of the Shareholders in accordance with this Agreement, whether at the Closing or upon releases of the Indemnity Holdback Fund or the Purchase Price Adjustment Amount.

(b) Share Transfer. Upon the terms and subject to the conditions of this Agreement, each Shareholder hereby severally transfers (tritt ab) to Holdco with in rem effect (mit dinglicher Wirkung), and, subject to the conditions precedent of (i) the full receipt by the Paying Agent of the Closing Cash Payment, (ii) the initiation of wires by the Paying Agent contemplated in Section 1.3(b)(i) to those Shareholders who have submitted all documentation that is required by the Paying Agent, (iii) the initiation of wires by the Paying Agent of the payment contemplated by Section 1.3(b)(iii) of the VSOP Payments to the Company, (iv) the initiation of wires by the Paying Agent of the payment contemplated by Section 1.3(b)(vii) of the Expense Fund Amount to the Shareholders’ Agent, (v) the initiation of wires by the Paying Agent of the payment contemplated by Section 1.3(b)(viii) of the Purchase Price Adjustment Amount to the Shareholders’ Agent, and (vi) the issuances of the Stock Consideration contemplated by Section 1.3(c), all the Shares held by such Shareholder, and Acquirer and Holdco hereby accept such transfers (the “Share Transfer”). The conditions precedents under (i) to (vi) above shall be deemed to have occurred with the effect of the Shares held by any such Shareholder transferring to Holdco at the latest upon receipt by the acting notary of a Closing Memorandum pursuant to Section 1.3(f).

(c) Promised Company Options.

(i) Promised Company Options. Prior to the Closing, each Promised Company Option shall be canceled and upon cancellation thereof, each such Promised Company Option shall be converted into and represent the right to receive an amount in cash determined in accordance with the Option Cancellation Agreement in the form attached hereto as Exhibit E (the “Promised Option Payment”). The Promised Option Payment shall be aggregated and rounded down to the nearest whole cent, and shall be reduced by any applicable payroll, income tax or other withholding taxes.

(ii) Efforts. The Company shall, prior to the Closing, use commercially reasonable efforts to take or cause to be taken all actions, and shall use commercially reasonable efforts to obtain all consents, as may be required to effect the treatment of Promised Company Options pursuant to this Section 1.1(c).

(d) Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Shares occurring after the Original Agreement Date and prior to the Closing, all references herein to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

1.2 Closing; Closing Deliveries.

(a) Closing. Upon the terms and subject to the conditions of this Agreement, the closing of the Share Purchase (the “Closing”) shall take place by electronic exchange of closing deliveries, signatures and funds on the later of (i) the first Business Day following the date on which all of the conditions set forth in Article VII of this Agreement have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing) (such date, the “Satisfaction Date”) and (ii) April 1, 2021. The date on which the Closing occurs is referred to herein as the “Closing Date.”

(b) Satisfaction Date Deliveries. On the Satisfaction Date, Acquirer shall deliver to the Company a certificate confirming that all of the conditions set forth in Section 7.1 and Section 7.2 of this Agreement have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing) and that such date shall be deemed the “Satisfaction Date” under the terms of this Agreement. On the Satisfaction Date, the Company shall deliver to Acquirer a certificate confirming that all of the conditions set forth in Section 7.1 and Section 7.3 of this Agreement have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing) and that such date shall be deemed the “Satisfaction Date” under the terms of this Agreement.

(c) Acquirer Closing Deliveries. Acquirer shall deliver to the Company, at or prior to the Closing:

(i) a certificate, dated as of the Closing Date, executed on behalf of Acquirer by a duly authorized officer of Acquirer, to the effect that each of the conditions set forth in Section 7.2(a) and Section 7.2(b) has been satisfied;

(ii) if the Closing occurs before an IPO, a copy of the Acquirer Restated Charter certified by the Delaware Secretary of State;

(iii) if the Closing occurs before an IPO, counterparts to the Acquisition Stock Investment Agreement in the form attached hereto as Exhibit F (the “Investment Agreement”), executed by or on behalf of Acquirer;

(iv) if the Closing occurs before an IPO, counterparts to the Amended and Restated Right of First Refusal and Co-Sale Agreement in the form attached hereto as Exhibit G (the “ROFR Agreement”), executed by or on behalf of Acquirer and stockholders of Acquirer sufficient to effect the amendment and restatement of the existing Amended and Restated Right of First Refusal and Co-Sale Agreement; and

(v) if the Closing occurs before an IPO, counterparts to the Amended and Restated Investors’ Rights Agreement in the form attached hereto as Exhibit H (the “Investors Rights Agreement”), or if the Closing occurs after an IPO, counterparts to a joinder agreement regarding the surviving provisions of the Investors Rights Agreement (the “Joinder Agreement”), in each case as executed by or on behalf of Acquirer and stockholders of Acquirer sufficient to effect the amendment and restatement of the existing Amended and Restated Investors’ Rights Agreement.

(d) Company Closing Deliveries. The Company shall deliver to Acquirer, at or prior to the Closing:

(i) a certificate, dated as of the Closing Date, and executed on behalf of the Company by its managing directors (Geschäftsführer), to the effect that each of the conditions set forth in Section 7.3(a), Section 7.3(b), and Section 7.3(c) has been satisfied;

(ii) (A) an up-to-date chronological excerpt from the German public commercial register (Handelsregister) together with a confirmation of the Company that (1) no changes or amendments are pending as of the Closing and (2) the Company is a German limited liability company (GmbH), duly established and validly existing under the laws of Germany, (3) there is no insolvency proceeding or similar proceedings under Applicable Law pending regarding the Company, and (4) the Company is not required under Applicable Law to file for any such proceeding, and (B) a copy of the articles of association (Gesellschaftsvertrag) of the Company (the “Articles”) in effect as of the Closing;

(iii) invoices and IRS tax ID forms (such as W-8s or W-9s) with respect to Transaction Expenses, as applicable;

(iv) payoff letters or similar instruments in form and substance reasonably satisfactory to Acquirer with respect to all Company Debt, which letters provide for the release of all Encumbrances relating to the Company Debt following satisfaction of the terms and conditions contained in such payoff letters (including, if applicable, any premiums above the principal amount of such Company Debt or any fees payable in connection with such Company Debt) (each such letter or instrument, a “Payoff Letter”);

(v) if the Closing occurs before an IPO, counterparts to the Investment Agreement, executed by or on behalf of each Shareholder who is receiving Acquirer Stock;

(vi) if the Closing occurs before an IPO, counterparts to the ROFR Agreement, executed by or on behalf of each Shareholder who is receiving Acquirer Stock;

(vii) if the Closing occurs before an IPO, counterparts to the Investors Rights Agreement, or if the Closing occurs after an IPO, counterparts to the Joinder Agreement, executed by or on behalf of each Shareholder who is receiving Acquirer Stock;

(viii) evidence reasonably satisfactory to Acquirer of the resignation of the members of the advisory board (Beirat) of the Company from such position in the Company and any equivalent position in any other Acquired Company, effective as of, and contingent upon, the Closing;

(ix) the Spreadsheet completed in a form reasonably satisfactory to Acquirer;

(x) the Company Closing Financial Certificate;

(xi) a parachute payment waiver in substantially the form attached hereto as Exhibit I (the “Parachute Payment Waiver”), executed by each Person required to execute such a waiver pursuant to Section 6.14;

(xii) a certificate, dated as of the Closing Date and executed on behalf of the Company by its managing directors (Geschäftsführer), and signed by all the partners of Management GbR being the Shareholder of 1,583 Company Management Shares, stating that these partners continue to be the sole partners of Management GbR and, together, are authorized to validly represent Management GbR with regard to entering into and consummate these Transactions;

(xiii) the executed Option Cancellation Agreement from the Promised Company Optionholder; and

(xiv) the VSOP Waiver Agreements from each VSOP Holder who has executed and delivered a VSOP Waiver Agreement.

1.3 Holdback; Payment Procedures.

(a) Indemnity Holdback Amount, Purchase Price Adjustment Amount and Expense Fund.

(i) As partial security for the indemnity obligations provided for in Article IX, Acquirer shall hold back $50,000,000 (the “Indemnity Holdback Amount” and such amount, as held in accordance with this Agreement, the “Indemnity Holdback Fund”) from the Estimated Cash Consideration otherwise payable to Shareholders, the VSOP Holders and the Promised Company Optionholder at the Closing. The Indemnity Holdback Amount shall not accrue any interest. In addition, from the Estimated Cash Consideration otherwise payable at the Closing to Shareholders, the VSOP Holders, and the Promised Company Optionholder, Acquirer shall cause (A) $1,000,000 (the “Expense Fund Amount” and such amount, as held in accordance with Section 9.5 of this Agreement, the “Expense Fund”) and (B) $1,000,000 (the “Purchase Price Adjustment Amount”) to be deposited with the Shareholders’ Agent in segregated bank accounts at the Closing. With respect to the Indemnity Holdback Amount, the Expense Fund

Amount and the Purchase Price Adjustment Amount, each Shareholder, VSOP Holder and Promised Company Optionholder shall economically contribute, and shall be deemed to have economically contributed, its Pro Rata Share of the Indemnity Holdback Amount, the Expense Fund Amount and the Purchase Price Adjustment Amount, rounded to the nearest whole cent.

(ii) The Purchase Price Adjustment Amount shall be used exclusively to satisfy amounts payable, if any, pursuant to Section 1.4.

(iii) Within five Business Days of the date that is 15 months after the Satisfaction Date (the “Holdback Release Date”), the Shareholders’ Agent shall deliver to Acquirer a spreadsheet (the “Post-Closing Spreadsheet”) setting forth with respect to each Indemnifying Party, (A) such Indemnifying Party’s Pro Rata Share of the Indemnity Holdback Fund less that portion of the Indemnity Holdback Fund that has been reduced for indemnification claims or that is subject to any unsatisfied or disputed claims for indemnification specified in any Claim Certificate delivered in accordance with Article IX and (B) applicable wire transfer instructions. Within five Business Days of receipt of the Post-Closing Spreadsheet, Acquirer shall make payments to each Indemnifying Party in accordance with the Post-Closing Spreadsheet; provided that payments to the VSOP Holders and the Promised Company Optionholder shall be made as soon as practicable by the next recurring payroll cycle through either (x) Acquirer’s or an Acquired Company’s payroll system in accordance with standard payroll practices and subject to any required withholding for applicable Taxes, if such Promised Option Payment or VSOP Payment is subject to withholding as wages or compensation, or (y) by direct payment to such payee.

(b) Closing Cash Payments. At the Closing, Acquirer shall cause to be deposited with Deutsche Bank Aktiengesellschaft, or if not available to serve in such capacity, such other paying agent as mutually agreed between Acquirer and the Company (the “Paying Agent”) an aggregate amount of cash equal to $598,000,000 minus the Adjustment Amount plus the Payoff Indebtedness minus the Indemnity Holdback Amount to:

(i) pay, by wire transfer of immediately available funds, to such accounts designated in the Spreadsheet, the applicable portion of the Per Shareholder Cash Consideration payable to each Shareholder at the Closing as set forth in the Spreadsheet;

(ii) pay, by wire transfer of immediately available funds, to such account designated in the Spreadsheet, to the Company, the amount of the Promised Option Payment payable to the Promised Company Optionholder at the Closing as set forth in the Spreadsheet;

(iii) pay, by wire transfer of immediately available funds, to such account designated in the Spreadsheet, to the Company, the aggregate amount of the VSOP Payments payable to the holders of VSOPs at the Closing as set forth in the Spreadsheet;

(iv) pay, by wire transfer of immediately available funds, to such account designated in the Spreadsheet, to the Company, the aggregate amount payable to the payee designated under the CH Agreement at the Closing as set forth in the Spreadsheet (the “CH Payment”);

(v) pay, by wire transfer of immediately available funds, to such accounts designated in the Spreadsheet, to each Person to which any Estimated Transaction Expenses are owed, the Estimated Transaction Expenses (other than the payments contemplated by Section 1.3(b)(ii), Section 1.3(b)(iii), and Section 1.3(b)(iv)) payable to such Person as set forth in the applicable Closing Invoice;

(vi) pay, by wire transfer of immediately available funds, to such accounts designated in the Spreadsheet, to each Person to which any Estimated Company Debt is owed, such Estimated Company Debt payable to such Person as set forth in the applicable Payoff Letter (including, for the avoidance of doubt, all Company Debt then owing under the SVB Facility) (the “Payoff Indebtedness”);

(vii) pay, by wire transfer of immediately available funds, to such account designated in the Spreadsheet, to the Shareholders’ Agent, the Expense Fund Amount; and

(viii) pay, by wire transfer of immediately available funds, to such account designated in the Spreadsheet, to the Shareholders’ Agent, the Purchase Price Adjustment Amount.

The Estimated Cash Consideration shall be subject to adjustment following the Closing pursuant to Section 1.4, which, as adjusted, shall be the Final Cash Consideration.

The aggregate amount payable in accordance with clauses (i) through (viii) as of the Closing is referred to in this Agreement as the “Closing Cash Payment.” For the avoidance of doubt, payments under Section 1.3(b)(v) and Section 1.3(b)(vi) shall be made in the currency denominated in the applicable Closing Invoice or applicable to the Payoff Indebtedness, as the case may be. After the Paying Agent’s receipt of the Closing Cash Payment, the Paying Agent shall be instructed by Acquirer and the Shareholders’ Agent to promptly pay the part of the Closing Cash Payment contemplated in the foregoing Sections 1.3(b)(i), 1.3(b)(iii), 1.3(b)(v), 1.3(b)(vii) and 1.3(b)(viii). The part of the Closing Cash Payment contemplated in the foregoing Sections 1.3(b)(ii), 1.3(b)(iv), and 1.3(b)(vi) shall be paid promptly after the Shares have transferred in accordance with Section 1.1(b) to Holdco.

(c) Closing Issuances of Acquirer Equity.

(i) At the Closing, subject to Section 1.3(c)(iii), Acquirer shall cause to be issued, by electronic book entry on Acquirer’s capitalization management system, the applicable Per Shareholder Stock Consideration to each Shareholder. Any shares of Acquirer Stock to be issued hereunder shall bear the following legends, along with any other legends that may be required under Applicable Law, the Investment Agreement, Investors’ Rights Agreement or ROFR Agreement:

“THE SHARES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER APPLICABLE STATE SECURITIES LAWS AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL FOR THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS.”

THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF ONE OR MORE AGREEMENTS BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

(ii) Subject to Section 1.3(c)(iii), any shares of Acquirer Stock to be issued hereunder to a non-U.S. Person that is a non-accredited investor shall bear the following additional legends, along with any other legends that may be required under Applicable Law:

PRIOR TO ONE YEAR FROM THE CLOSING DATE THE SHARES MAY NOT BE OFFERED OR SOLD (INCLUDING OPENING A SHORT POSITION IN SUCH SECURITIES) IN THE UNITED STATES OR TO U.S. PERSONS AS DEFINED BY RULE 902(k) ADOPTED UNDER THE SECURITIES ACT, OTHER THAN TO DISTRIBUTORS, UNLESS THE SHARES ARE REGISTERED UNDER THE SECURITIES ACT, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT IS AVAILABLE. PURCHASERS OF SHARES PRIOR TO ONE YEAR FROM THE CLOSING DATE MAY RESELL SUCH SECURITIES ONLY PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR OTHERWISE IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S OF THE SECURITIES ACT, OR IN TRANSACTIONS EFFECTED OUTSIDE OF THE UNITED STATES PROVIDED THEY DO NOT SOLICIT (AND NO ONE ACTING ON THEIR BEHALF SOLICITS) PURCHASERS IN THE UNITED STATES OR OTHERWISE ENGAGE(S) IN SELLING EFFORTS IN THE UNITED STATES AND PROVIDED THAT HEDGING TRANSACTIONS INVOLVING THESE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT. A HOLDER OF THE SECURITIES WHO IS A DISTRIBUTOR, DEALER, SUB-

UNDERWRITER OR OTHER SECURITIES PROFESSIONAL, IN ADDITION, CANNOT PRIOR TO ONE YEAR FROM THE CLOSING DATE RESELL THE SECURITIES TO A U.S. PERSON AS DEFINED BY RULE 902(k) OF REGULATION S UNLESS THE SECURITIES ARE REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT IS AVAILABLE.

(iii) Notwithstanding anything to the contrary herein or in the other Transaction Documents, if Acquirer consummates an IPO on or prior to the Closing, in lieu of issuing Acquirer Stock as the Stock Consideration hereunder, Acquirer shall, within one Business Day after the date that is 30 trading days following the day Acquirer Common Stock is first traded on a national (U.S.) exchange, issue common stock of the type sold in such IPO at the IPO Conversion Price (such that Acquirer will issue in the aggregate a number of shares of common stock of the type sold in such IPO equal the Stock Consideration divided by the IPO Conversion Price, and would not issue any Acquirer Stock).

(d) Promised Option Payments; CH Payment; VSOP Payments. Acquirer shall, as soon as reasonably practicable and in any case no later than the next normally recurring payroll cycle following the Closing Date (unless otherwise set forth in such Option Cancellation Agreement or VSOP Waiver Agreement), cause (i) the Promised Option Payment payable to the holder of the Promised Company Option, (ii) the CH Payment payable to the payee designated under the CH Agreement, and (iii) the VSOP Payments payable to each VSOP Holder who has executed and delivered a VSOP Waiver Agreement (with subsequent payments to VSOP Holders who tender a VSOP Waiver Agreement after the Closing to be made as soon as commercially practicable after such execution and delivery) to be paid through either (x) Acquirer’s or an Acquired Company’s payroll system in accordance with standard payroll practices and subject to any required withholding for applicable Taxes, if such Promised Option Payment, CH Payment, or VSOP Payment is subject to withholding as wages or compensation, or (y) by direct payment to such payee.

(e) Currency Conversion. Unless otherwise provided hereby or required by Applicable Law, where it is necessary in connection with payment of the Total Consideration to convert any sum from one currency to U.S. dollars, such sum shall be converted at the exchange rate as quoted by the Wall Street Journal on the day that is three Business Days prior to the Closing Date.

(f) Instruction of Notary. Promptly after the Closing, the Shareholders’ Agent or Acquirer shall notify the acting notary thereof by submitting a copy of a closing memorandum stating that (i) all conditions precedent for the Share Transfer have been duly fulfilled or waived and, therefore, (ii) the Share Transfer has taken effect, executed by the Shareholders’ Agent and Acquirer (the “Closing Memorandum”), thereby instructing the acting notary to hand in the new shareholders’ list to the German commercial register (Handelsregister) for inclusion in the Company’s file at the commercial register (Handelsregister).

(g) Shareholders’ Rights. The Shareholders shall, as of the Closing and until such time as the new shareholders’ list of the Company has been included in the Company’s file at the commercial register (Handelsregister) in accordance with Section 1.3(f), authorize Acquirer and Holdco to exercise any rights as a (future) shareholder in the Company, including (i) convening and conducting shareholders’ meetings of the Company, (ii) participating in shareholders’ meetings of the Company, and (iii) exercising voting rights attached to the Shares in and outside of shareholders’ meetings also for adopting shareholders’ resolutions. Acquirer and Holdco, in turn, agree to indemnify and hold harmless each Shareholder from and against all costs, expenses, claims, obligations, damages and liabilities of whatever kind incurred by, or asserted against, the respective Shareholder under or in connection with the agreed upon exercise of such shareholders’ rights.

1.4 Estimated Cash Consideration Adjustment. The Estimated Cash Consideration shall be subject to adjustment as provided below:

(a) Within ninety (90) days after the Satisfaction Date, Acquirer shall deliver to the Shareholders’ Agent a statement (the “Post-Closing Statement”) of its calculation of (i) Company Debt, (ii) Transaction Expenses, and (iii) the Cash Consideration, prepared in accordance with IFRS, along with supporting calculations and an itemization of each of the components thereof. If Acquirer fails to timely deliver the Post-Closing Statement, then the Shareholders’ Agent shall have the right to determine that the Spreadsheet and the Company Closing Financial Certificate (A) shall, together, constitute the final and binding Post-Closing Statement for the purposes of Section 1.4(h), and (B) shall not be subject to further claims or challenges by any party to this Agreement. In such case, if the Shareholders’ Agent determines that the Spreadsheet and the Company Closing Financial Certificate are not final and binding, the Acquirer shall still be required to deliver the Post-Closing Statement.

(b) The Post-Closing Statement shall become final and binding upon the parties to this Agreement on the thirtieth (30th) day following the date on which the Post-Closing Statement was delivered to the Shareholders’ Agent, unless prior to 5:00 p.m. (Eastern Time) on such thirtieth (30th) date the Shareholders’ Agent delivers to Acquirer written notice of its disagreement with the Post-Closing Statement (a “Notice of Disagreement”), setting forth in reasonable detail the nature of such disagreement, identifying those specific items and amounts in the Post-Closing Statement that the Shareholders’ Agent disputes (the “Disputed Items”), and including the Shareholders’ Agent’s calculation of the Disputed Items. If no Notice of Disagreement is received by Acquirer prior to 5:00 p.m. (Eastern Time) on the last day of such thirty (30)-day period, then the Post-Closing Statement and the calculations set forth therein (i) shall be deemed accepted by the Shareholders’ Agent, (ii) shall be final and binding on the parties to this Agreement, (iii) shall constitute the final and binding Post-Closing Statement for the purposes of Section 1.4(h), and (iv) shall not be subject to further claims or challenges by any party to this Agreement (other than as set forth in Section 9.1(a)(iv)). If a Notice of Disagreement is received by Acquirer in a timely manner, then those items and amounts that the Shareholders’ Agent does not dispute in such Notice of Disagreement shall be final and binding on the parties to this Agreement and shall not be subject to further claims or challenges by any party to this Agreement (other than as set forth in Section 9.1(a)(iv)). The Disputed Items (as revised in accordance with this sentence) shall become final and binding (other than as set forth in Section 9.1(a)(iv)) on the parties to this Agreement on the earlier of (i) the date that Acquirer and the Shareholders’ Agent enter into a written agreement, duly executed by each of them, resolving each of the Disputed Items or (ii) the date that any remaining Disputed Items are finally resolved in writing by the Accountant.

(c) During the thirty (30)-day period following the delivery of a Notice of Disagreement (or such longer period as Acquirer and the Shareholders’ Agent may agree to in writing) (the “Dispute Resolution Period”), Acquirer and the Shareholders’ Agent shall seek in good faith to resolve in writing any differences that they may have with respect to the Disputed Items. If, at the end of the Dispute Resolution Period, Acquirer and the Shareholders’ Agent have not entered into a written agreement resolving all Disputed Items, then those Disputed Items that remain unresolved (the “Unresolved Matters”) shall be resolved by an internationally recognized accounting firm that (i) is one of the so-called “Big Four” accounting firms, (ii) is mutually agreed upon by Acquirer and the Shareholders’ Agent, and (iii) does not have a material conflict of interest with any party to this Agreement, or as otherwise agreed between Acquirer and the Shareholders’ Agent. In the event the parties to this Agreement are unable to mutually agree on the identity of such a firm within ten (10) Business Days after the expiration of the Dispute Resolution Period, then each of Acquirer and the Shareholders’ Agent shall, within three (3) Business Days thereafter, select a firm of certified public accountants and such two (2) firms of certified public accountants shall, within ten (10) Business Days after their selection by Acquirer and the Shareholders’ Agent, jointly select a certified public accountant whose firm does not have a material conflict of interest with any party to this Agreement. The selection of such accountant shall be final and binding on the parties to this Agreement. The certified public accountant who is either mutually agreed upon by Acquirer and the Shareholders’ Agent or jointly selected by such parties’ respective certified public accountants, as the case may be, is referred to in this Agreement as the “Accountant.”

(d) The Accountant shall be jointly retained by Acquirer and the Shareholders’ Agent on customary terms set forth in an engagement letter signed by Acquirer and the Shareholders’ Agent within ten (10) Business Days after the Accountant has been mutually agreed upon or jointly selected, as the case may be. The parties further agree as follows:

(i) Within twenty (20) Business Days after the retention of the Accountant, each of Acquirer and the Shareholders’ Agent shall deliver to the Accountant a written position paper setting forth its positions regarding the Unresolved Matters and any related data and documentation; provided that such party delivers a copy thereof substantially simultaneously to the other party.

(ii) Within fifteen (15) Business Days after the deadline for submitting an initial submission under clause (i) above, each of Acquirer and the Shareholders’ Agent may submit to the Accountant a written position paper further describing its positions regarding the Unresolved Matters and responding to statements made in the other party’s initial submission and any related data and documentation; provided that such party delivers a copy thereof substantially simultaneously to the other party.

(iii) Within ten (10) Business Days after the deadline for submitting a reply submission under clause (ii) above, the Accountant may submit questions and requests for additional information to each of Acquirer and the Shareholders’ Agent (with substantially concurrent distribution to the other party). Each of Acquirer and the Shareholders’ Agent shall have ten (10) Business Days after receipt thereof to respond to the Accountant’s questions (if any) directed to such party and shall provide each other copies of any such reply substantially simultaneously with the submission to the Accountant.

(iv) Acquirer and the Shareholders’ Agent shall request the Accountant to render a written decision resolving the Unresolved Matters within thirty (30) days of the receipt of the final submissions under this Section 1.4(d).

(e) The scope of the disputes to be resolved by the Accountant shall be limited to fixing mathematical errors in the Unresolved Matters and determining whether the Unresolved Matters were determined in accordance with IFRS, if applicable, and this Agreement. The Accountant’s decision shall be based solely on written submissions by Acquirer and the Shareholders’ Agent and their respective Representatives acting on their behalf and not by independent review. The Accountant’s decision shall be final and binding on all of the parties to this Agreement absent manifest error or fraud. The Accountant may not assign a value for any Unresolved Matter more favorable (i) to Acquirer than what is reflected for such Unresolved Matter in the Post-Closing Statement or (ii) to the Shareholders’ Agent than what is reflected for such Unresolved Matter in the Notice of Disagreement. Judgment may be entered upon the determination of the Accountant in any court having jurisdiction over the party to this Agreement against which such determination is to be enforced in accordance with Section 10.11 and Section 10.12. The Accountant shall not be permitted to hold a hearing or otherwise hear testimony in respect of any of the Unresolved Matters without the express written consent of Acquirer and the Shareholders’ Agent. Acquirer and the Shareholders’ Agent shall cooperate with the Accountant in all reasonable respects, but there shall be no ex parte communication between the Accountant and any of Acquirer, the Shareholders’ Agent, the Shareholders or any of their respective Affiliates or Representatives, except for ministerial matters or other non-substantive communications or in the event a party declines in writing, after notice, to participate in a communication involving the Accountant and such Person. None of Acquirer, the Shareholders’ Agent, the Shareholders or any of their respective Affiliates or Representatives shall disclose to the Accountant, and the Accountant shall not consider for any purpose, any settlement discussions or settlement offer made by any party to this Agreement.

(f) The cost of the determination of the Unresolved Matters by the Accountant shall be borne by the Shareholders’ Agent from the Expense Fund, on the one hand, and Acquirer, on the other hand, based on the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party and shall be determined by the Accountant. For example, if Company Debt is the only Unresolved Matter, Acquirer claims that Company Debt is One Thousand Dollars ($1,000) more than the amount determined by the Shareholders’ Agent, and the Shareholders’ Agent contests only Five Hundred Dollars ($500) of the amount claimed by Acquirer, and if the Accountant ultimately resolves the dispute by awarding Acquirer Three Hundred Dollars ($300) of the Five Hundred Dollars ($500) contested, then the costs and expenses of arbitration shall be allocated 60% (i.e., 300 ÷ 500) to the Shareholders’ Agent and 40% (i.e., 200 ÷ 500) to Acquirer.

(g) For the purposes of this Agreement, (i) “Final Company Debt”, “Final Transaction Expenses” and “Final Adjustment Amount” means Company Debt, Transaction Expenses and the Adjustment Amount, respectively, as finally agreed or determined in accordance with this Section 1.4 and (ii) “Final Cash Consideration” means the adjusted Cash Consideration calculated using Final Company Debt, Final Transaction Expenses and the Final Adjustment Amount.

(h) After the Post-Closing Statement has become final and binding on the parties to this Agreement, the Estimated Cash Consideration shall be adjusted such that the aggregate consideration paid in respect thereof at the Closing shall be increased or decreased as follows:

(i) If the Final Cash Consideration is greater than the Estimated Cash Consideration, then, within three (3) Business Days after the determination of the Final Cash Consideration, (A) Acquirer shall deliver to the Paying Agent for further distribution to each Shareholder and the Company (for further distribution to the VSOP Holders and the Promised Company Optionholder), in accordance with the wire instructions and Pro Rata Shares set forth on the Spreadsheet, the applicable portion of the excess of the Final Cash Consideration over the Estimated Cash Consideration attributable to the Shares, VSOPs or Promised Company Options of such Shareholder, VSOP Holder or Promised Company Optionholder, as applicable, and (B) the Shareholders’ Agent shall deliver to the Paying Agent for further distribution to each Shareholder and the Company (for further distribution to the VSOP Holders and the Promised Company Optionholder), by wire transfer of immediately available funds, the portion of the Purchase Price Adjustment Amount attributable to the Shares, VSOPs or Promised Company Options of such Shareholder, VSOP Holder or Promised Company Optionholder, as applicable.

(ii) If the Final Cash Consideration is less than the Estimated Cash Consideration, then the Shareholders’ Agent shall, within three (3) Business Days after the determination of the Final Cash Consideration, deliver to Acquirer from the Purchase Price Adjustment Amount, by wire transfer of immediately available funds to the account designated in writing by Acquirer, an amount equal to the lesser of (x) the excess of the Estimated Cash Consideration over the Final Cash Consideration and (y) the balance of the Purchase Price Adjustment Amount, and, thereafter, deliver the applicable portion of the then remaining balance of the Purchase Price Adjustment Amount, if any, to the Paying Agent for further distribution to each Shareholder or the Company (for further distribution to the VSOP Holders and the Promised Company Optionholder), by wire transfer of immediately available funds, the applicable portion of such remaining balance attributable to the Shares, VSOPs or Promised Company Options of such Shareholder, VSOP Holder or Promised Company Optionholder, as applicable; provided that, if the excess of the Estimated Cash Consideration over the Final Cash Consideration is greater than the balance of the Purchase Price Adjustment Amount, then Acquirer shall reduce the Indemnity Holdback Fund by the amount by which such excess exceeds the balance of the Purchase Price Adjustment Amount.

(iii) If the Final Cash Consideration is equal to the Estimated Cash Consideration and, accordingly, no adjustment is required pursuant to this Section 1.4, then, within three (3) Business Days after the determination of the Final Cash Consideration, the Shareholders’ Agent shall deliver to the Paying Agent, for further distribution to each Shareholder and the Company (for further distribution to the VSOP Holders and the Promised Company Optionholder), by wire transfer of immediately available funds, the portion of the Purchase Price Adjustment Amount attributable to the Shares, VSOPs or Promised Company Options of such Shareholder, VSOP Holder or Promised Company Optionholder, as applicable.

(i) No actions taken by Acquirer on its own behalf or on behalf of the Acquired Companies on or following the Closing Date that have the effect of creating adjustments to Company Debt, Transaction Expenses or the Adjustment Amount shall be given effect for purposes of determining Final Company Debt, Final Transactions Expenses, the Final Adjustment Amount or the Final Cash Consideration. During the period of time from and after the delivery of the Post-Closing Statement to the Shareholders’ Agent through the completion of the Dispute Resolution Period, Acquirer shall afford, and shall cause the Company and its Subsidiaries to afford, to the Shareholders’ Agent and any accountants, counsel or financial advisers retained by the Shareholders’ Agent in connection with the Shareholders’ Agent’s review of the Post-Closing Statement in accordance with this Section 1.4, access during normal business hours upon reasonable advance notice to the properties, books, contracts, personnel, and records of the Acquired Companies to the extent reasonably necessary for the Shareholders’ Agent’s review of the Post-Closing Statement and Acquirer’s determination of Company Debt, Transaction Expenses and the Estimated Cash Consideration in accordance with this Section 1.4; provided, however, that (x) any such access shall be conducted in a manner not to unreasonably interfere with the businesses or operations of the Acquired Companies; (y) the Acquired Companies shall not be required to take any action which would adversely affect the ability to assert attorney-client, attorney work product or other privilege; provided that the parties shall use commercially reasonable efforts to agree upon a method of disclosure which would not compromise any such privilege; and (z) the Acquired Companies shall not be required to supply any information which (1) such Person is under a contractual or legal obligation not to supply; provided that the parties shall use commercially reasonable efforts to agree upon a method of disclosure which would not compromise such contractual or legal obligation or (2) is a trade secret or commercially sensitive.

(j) Upon payment of the amounts provided in Section 1.4(h), none of the parties to this Agreement may make or assert any claim under this Section 1.4 for any matter included in Final Company Debt, Final Transaction Expenses, the Final Adjustment Amount or the Final Cash Consideration (other than as set forth in Section 9.1(a)(iv)).

1.5 Certain Tax Provisions.

(a) Certain Taxes. Subject to Section 6.10, all transfer, documentary, sales, use, stamp, registration, and other similar Taxes and fees (including any penalties and interest) shall be paid one half by Acquirer and one half by the Shareholders, and the party responsible under Applicable Law for filing any necessary Tax Returns and other documentation with respect to such transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees shall, at its own expense, file such Tax Returns and other documentation. The parties to this Agreement shall reasonably cooperate with each other with respect to such filings.

(b) Value Added Tax. It is the joint understanding of the parties to this Agreement that no value added tax (Umsatzsteuer) (“VAT”), including pursuant to the German Value Added Tax Act (Umsatzsteuergesetz) (the “VAT Act”), shall become payable with respect to the Share Purchase and the Share Transfer. The Shareholders hereby irrevocably waive any potential rights to exercise an option pursuant to the VAT Act or any other option under VAT legislation that would trigger any VAT in connection with this Agreement, and, likewise, Acquirer hereby irrevocably waives any potential rights to exercise an option pursuant to the VAT Act or any other option under VAT legislation that would trigger any VAT in connection with this Agreement.

(c) Withholding Rights. Each Acquirer Entity shall be entitled to deduct and withhold from any issuances of Acquirer Stock and any other payments pursuant to this Agreement, such amounts as each Acquirer Entity is required to deduct and withhold under the Code or any provision of state, local, provincial or U.S. or non-U.S. Tax law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid or issued, as applicable, to such Persons in respect of which such deduction and withholding was made.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the disclosures set forth in the disclosure letter of the Company, a copy of which is contained in Exhibit J of this Agreement (the “Company Disclosure Letter”) (each of which disclosures, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Article II to which it relates (unless and only to the extent that (i) such disclosures are explicitly cross-referenced in another part of the Company Disclosure Letter or (ii) the relevance of such disclosures to other representations and warranties is reasonably apparent from the actual text of the disclosures without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed)), the Company represents and warrants to Acquirer and Holdco as of the Original Agreement Date (except for such representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be made as of such specified date or dates) as follows:

2.1 Organization and Qualification; Good Standing.

(a) Each Acquired Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each Acquired Company has the requisite corporate power and authority and all material governmental approvals necessary to own, lease and operate its properties and to carry on its business as currently conducted. Each Acquired Company is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by the Acquired Company or the nature of its business makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so qualified or licensed to do business or in good standing would not reasonably be expected to be material to the Acquired Companies, taken as a whole. Schedule 2.1(a) of the Company Disclosure Letter identifies each Subsidiary of the Company, its jurisdiction of organization and its outstanding Equity Interests and ownership thereof.

(b) Schedule 2.1(b) of the Company Disclosure Letter sets forth a correct and complete list as of the Original Agreement Date of, with respect to each Acquired Company, the names of its managing directors or the members of its board of directors or similar executive body, as applicable.

2.2 Organizational Documents. The Company has made available to Acquirer a complete and correct copy of the organizational documents of each Acquired Company, each as amended as of the Original Agreement Date (the “Organizational Documents”). The Organizational Documents are in full force and effect, and no Acquired Company is in violation of any of the provisions of its Organizational Documents.

2.3 Capital Structure.

(a) The registered share capital of the Company amounts to EUR 95,079 and is divided into 95,079 shares, consisting of 77,374 Company Common Shares, 9,790 Company Preferred Shares, and 7,915 Company Management Shares. There are no other issued and outstanding shares and no commitments or Contracts to issue any shares other than pursuant to the exercise of Company Options under the Company Option Plans that are outstanding as of the Original Agreement Date. The Company holds 348 Company Common Shares in treasury. Schedule 2.3(a) of the Company Disclosure Letter sets forth, as of the Original Agreement Date, a correct and complete list of the Shareholders and their number and type of Shares owned. All issued and outstanding Shares and Treasury Shares are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances (other than Encumbrances set forth in Schedule 2.3(a) of the Company Disclosure Letter, Encumbrances arising under applicable securities laws and Encumbrances arising under the Company’s Organizational Documents). There is no Liability for dividends accrued and unpaid by the Company. The Company is not under any obligation to register under the Securities Act or any other Applicable Law any Shares or any other Equity Interests of the Company, in each case that are currently outstanding. All issued and outstanding Shares and all VSOPs were issued in compliance with Applicable Law and all requirements set forth in the Organizational Documents and any applicable Contracts to which the Company is a party or by which the Company or any of its assets is bound. The Company is a “foreign business” as defined in Regulation S-X at 17 CFR § 210.1-02(1).

(b) As of the Original Agreement Date, the Company has reserved 170 shares of the Treasury Shares for transfer to the Promised Company Optionholder pursuant to the Company Option Plan. Schedule 2.3(b)-(i) of the Company Disclosure Letter sets forth, as of the Original Agreement Date, a correct and complete list of all Promised Company Optionholders and the number of Treasury Shares subject to each Promised Company Option. Schedule 2.3(b)-(ii) of the Company Disclosure Letter sets forth, as of the Original Agreement Date, all VSOP agreements concluded between the Company and the respective VSOP Holder, including details of the total number of VSOPs granted to each VSOP Holder, the amount of VSOPs vested and the amount of VSOPs due as of the Closing. Correct and complete copies of the Company Option Plan and the form of the VSOP agreement have been made available to Acquirer, and such Company Option Plan and Contracts have not been amended, modified or supplemented since being made available to Acquirer. There are no agreements, understandings or commitments to amend, modify or supplement such Company Option Plans or Contracts in any case from those made available to Acquirer. The terms of the VSOPs and Company Option Plan permit the treatment of the VSOPs (other than subjecting the VSOP Payment to the execution and delivery of a VSOP Waiver Agreement as contemplated by Section 1.3(d)) and the Promised Company Options as provided herein, without notice to, or the consent or approval of, the VSOP Holders, Promised Company Optionholders, the Shareholders or otherwise.

(c) There are no Company Options. Other than as set forth on Schedule 2.3(b)-(i), there are no Promised Company Optionholders and Promised Company Options.

(d) As of the Original Agreement Date, there are no authorized, issued or outstanding Equity Interests of the Company other than the Shares, the Treasury Shares, and the Promised Company Options and the VSOPs. Other than as set forth on Schedules 2.3(a), 2.3(b)-(i) and 2.3(b)-(ii) of the Company Disclosure Letter, as of the Original Agreement Date, no Person has any Equity Interests of the Company, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which the Company or a Shareholder is a party or by which it or its assets is bound, (i) obligating the Company or such Shareholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company, whether vested or unvested, or (ii) obligating the Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such Company Option, VSOP, call, right or Contract.

(e) No Company Debt (i) granting its holder the right to vote on any matters on which any Shareholder may vote (or that is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company, is issued or outstanding as of the Original Agreement Date (collectively, “Company Voting Debt”).

(f) There are no Contracts relating to voting, purchase, sale or transfer of any Shares or Treasury Shares (i) between or among the Company and any Shareholder, other than (A) written Contracts granting the Company the right to purchase unvested shares upon termination of employment or service, (B) the Organizational Documents, (C) the shareholders’ agreement in relation to the Company entered into by the Shareholders and the Company and set forth on Schedule 2.3(f) of the Company Disclosure Letter, and (D) Contracts issued under the Company Option Plan, which have been made available to Acquirer; and (ii) to the knowledge of the Company, between or among any of the Shareholders (collectively, the “Equity Interest Contracts”). The allocation of the Total Consideration set forth in the Spreadsheet has been made in compliance with all Equity Interest Contracts.

2.4 Authority; Non-contravention.

(a) As of the Agreement Date, (i) the Company has all requisite corporate power and authority to enter into this Agreement and the other Company Transaction Documents and to consummate the Transactions, (ii) the execution and delivery of this Agreement and the other Company Transaction Documents and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, and (iii) this Agreement has been duly executed and delivered by the Company and, assuming the due execution and delivery of this Agreement and the other Transaction Documents by the other parties hereto and thereto, this Agreement constitutes, and the other Transaction Documents upon execution and delivery by the Company will each constitute, the valid and binding obligations of the Company enforceable against the Company in accordance with their terms subject only to the effect, if any, of the Enforceability Exceptions.

(b) Other than as set forth on Schedule 2.4(b) of the Company Disclosure Letter, the execution and delivery of this Agreement and the other Company Transaction Documents by the Company does not, and the consummation of the Transactions will not, (i) result in the creation of any material Encumbrance on any of the assets of the Company or any Encumbrance on any of the Shares or Treasury Shares or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Organizational Documents, (B) any Material Contract or (C) any Applicable Law, except, in the case of clauses (ii)(B) and (ii)(C), where such Encumbrance, conflict, violation, default, termination, cancellation, acceleration, loss of benefit, consent, approval or waiver would not, individually or in the aggregate, reasonably be expected to be material and adverse to the Acquired Companies.

(c) Except as required by applicable federal and state securities laws or filings required under Antitrust Laws or laws relating to the notification or approval of foreign direct investments, no material consent, approval, Order or authorization of, or material registration, declaration or filing with, or material notice to, any Governmental Entity is required by or with respect to any Acquired Company in connection with the execution and delivery of this Agreement or any other Company Transaction Document or the consummation of the Transactions.

2.5 Financial Statements; No Undisclosed Liabilities; Absence of Changes.

(a) Copies of the Company’s unaudited consolidated financial statements for the fiscal years ending December 31, 2019 and December 31, 2020 (including, in each case, balance sheets, profit and loss statements and statements of cash flows) (collectively, the “Financial Statements”) are included as Schedule 2.5(a) of the Company Disclosure Letter. The Financial Statements (i) are derived from the books and records of the Acquired Companies, (ii) complied as to form in all material respects with applicable accounting requirements with respect thereto as of their respective dates, (iii) fairly and accurately present in all material respects the consolidated financial condition of the Acquired Companies at the dates therein indicated and the consolidated results of operations and cash flows of the Acquired Companies for the periods therein specified (subject to the Accounts Adjustments), and (iv) were prepared in accordance with IFRS as endorsed by IASB, except for the absence of footnotes, applied on a consistent basis throughout the periods involved.

(b) The Acquired Companies have no Liabilities of a nature that are required by IFRS to be reflected on a consolidated balance sheet of the Acquired Companies, other than (i) those set forth or adequately provided for in the balance sheet included in the Financial Statements as of December 31, 2020 (the “Company Balance Sheet”), (ii) those incurred in the conduct of the Acquired Companies’ Business since December 31, 2020 (the “Company Balance Sheet Date”) in the ordinary course consistent with past practice that do not result from any breach of Contract, warranty, infringement, tort or violation of Applicable Law, (iii) Transaction Expenses, (iv) those incurred as expressly contemplated by this Agreement, (v) those that have been discharged or paid off since the Company Balance Sheet Date or will be released, discharged and paid off in full prior to the Closing without Liability to any of the parties hereto or their Affiliates or (vi) those that are not material to the Acquired Companies, taken as a whole. All reserves that are set forth in or reflected in the Company Balance Sheet have been established in accordance with IFRS consistently applied in all material respects, subject to the Accounts Adjustments.

(c) None of the Acquired Companies has identified or been made aware of any fraud, whether or not material, that involves the Shareholders or any current or former employee, consultant, director or officer of the Acquired Companies (in their capacities as such). None of the Acquired Companies has received in writing any complaint, allegation, assertion or claim regarding materially deficient accounting or auditing practices, procedures, methodologies or methods of the Acquired Companies or their respective internal accounting controls or any material inaccuracy in the Financial

Statements, except for those deficiencies that have been identified in connection with audits and have been resolved. There has been no change in the accounting policies of the Acquired Companies since the Lookback Date. The Acquired Companies maintain a system of internal accounting controls reasonably designed to provide that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, and (v) the obligations of the Acquired Companies are satisfied in a timely manner and as required under the terms of each Contract to which an Acquired Company is a party or by which an Acquired Company is bound. No Acquired Company has any significant deficiency or material weakness in the design or operation of its internal controls over financial reporting. There are no significant deficiencies or material weaknesses in the design or operation of the Acquired Companies’ internal controls that would reasonably be expected to materially and adversely affect the Acquired Companies’ ability to record, process, summarize and report financial data.

(d) Schedule 2.5(d) of the Company Disclosure Letter sets forth a correct and complete list of (i) the names and locations of all banks, trust companies, securities brokers, online money transmitters, and other financial institutions at which the Acquired Companies have an account or safe deposit box or maintains a banking, custodial, trading or other similar relationship and (ii) each such account, box and relationship, indicating in each case the names of the Persons having signatory power with respect thereto.

(e) The accounts receivable reflected on the Company Balance Sheet arose in the ordinary course of business consistent with past practice and represented bona fide claims for sales and other charges. Allowances for doubtful accounts have been prepared in accordance with IFRS. The accounts receivable of the Acquired Companies arising after the Company Balance Sheet Date arose in the ordinary course of business consistent with past practice and represent bona fide claims for sales and other charges. None of the accounts receivable of the Acquired Companies are subject to any written claim of offset, recoupment, setoff or counter-claim. Other than as set forth in Schedule 2.5(e) of the Company Disclosure Letter, no Person has any Encumbrance, other than a Permitted Encumbrance, on any of such accounts receivable and no agreement for deduction or discount has been made with respect to any of such accounts receivable.

(f) Schedule 2.5(f) of the Company Disclosure Letter sets forth a correct and complete list, as of the Original Agreement Date, of all Company Debt for borrowed money, including, for each such item of Company Debt, the agreement governing the Company Debt and the interest rate and maturity date applicable to such Company Debt and any waivers and amendments, and any notices of default or written communications asserting (or threatening to assert) that an Acquired Company is in default. All obligations of any Acquired Company under leases required to be capitalized in accordance with IFRS are accurately denoted as such on Schedule 2.5(f) of the Company

Disclosure Letter. No Acquired Company has applied for, received, or been granted any loan deferral, loan forgiveness, loan relief, or participated in any other similar loan programs, whether offered by a creditor or pursuant to Applicable Law.

(g) Since the Company Balance Sheet Date: (i) each Acquired Company has conducted the Business in the ordinary course of business consistent with past practice, except for changes listed in Schedule 2.5(g) of the Company Disclosure Letter or as a result of or in connection with the novel coronavirus disease 2019 (“COVID-19”) pandemic, (ii) there has not occurred a Material Adverse Effect with respect to the Acquired Companies, (iii) no Acquired Company has done, caused or permitted any action that would constitute a breach of Section 5.2 if such action were taken by an Acquired Company, without the written consent of Acquirer, between the Original Agreement Date and the earlier of the termination of this Agreement and the Closing, and (iv) no Acquired Company has suffered any material damage, destruction or casualty loss of any material property or asset, except for ordinary course wear and tear.

2.6 Litigation. There is no, and since the Lookback Date there has not been any, material Legal Proceeding to which an Acquired Company is a party pending or threatened in writing against an Acquired Company or any of its assets or any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Acquired Companies). There is no material Order in effect or pending against any of the Acquired Companies, any of their assets, or, to the knowledge of the Company, any of its managing directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Acquired Companies) (other than customary confidentiality and similar administrative requirements). No Acquired Company has a material Legal Proceeding pending against any other Person.

2.7 Restrictions on Business Activities. There is no Contract or Order (excluding all Material Contracts) binding upon an Acquired Company that materially restricts or prohibits any current business practice of the Acquired Companies, any acquisition of property by the Acquired Companies or the conduct or operation of the Business or, excluding restrictions on the use of Third-Party Intellectual Property contained in the applicable written license agreement therefor, materially limits in any respect the freedom of the Company or its Affiliates (including Acquirer and Holdco after the Closing) to (i) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to make use of any Company Intellectual Property, including any grants by the Company of exclusive rights or licenses or (ii) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services.

2.8 Compliance with Laws; Governmental Permits.

(a) Since the Lookback Date, each Acquired Company has complied in all material respects with, is not in violation in any material respect of, and has not received any notices of any material violation from any Governmental Entity with respect to, Applicable Law.

(b) Each Acquired Company has complied with all Public Health Recommendations in all material respects. Schedule 2.8(b) of the Company Disclosure Letter sets forth, as of the Original Agreement Date, a summary of all material measures relating to deferrals of payments requested from vendors or granted to customers, quarantine, shut down, closure, sequester and/or work force reduction that the Acquired Companies have taken since January 1, 2020 with respect to COVID-19.

(c) The Acquired Companies have obtained each material federal, state, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Entity (i) pursuant to which the Acquired Companies currently operate or hold any interest in any of their assets or properties or (ii) that is required for the conduct of the Business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants and other authorizations, collectively, the “Company Authorizations”). All material Company Authorizations are in full force and effect. Schedule 2.8(c) of the Company Disclosure Letter contains a correct and complete list of all material Company Authorizations. Since the Lookback Date, no Acquired Company has received any written notice or other written communication from any Governmental Entity regarding (i) any actual or possible violation of any material Company Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Company Authorization, and to the knowledge of the Company, none of the foregoing is threatened. Each Acquired Company has complied in all material respects with all of the terms of the material Company Authorizations and none of the material Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the Transactions.

2.9 Title to, Condition and Sufficiency of Assets.

(a) The Company has made available to Acquirer correct and complete copies of all material leases, subleases and other agreements under which any Acquired Company uses or occupies or has the right to use or occupy any real and personal property, including all modifications, amendments and supplements thereto. No Acquired Company owns or has ever owned any real property. Schedule 2.9(a) of the Company Disclosure Letter identifies each Contract under which parcels of real property are leased by the Acquired Companies (the “Real Estate Leases”). The Real Estate Leases are valid, binding and enforceable against Acquired Companies in accordance with their terms, subject to the Enforceability Exceptions, and are in full force and effect. None of the Acquired Companies have received any written notification that any party to any of the Real Estate Leases intends to cancel, terminate, materially modify, refuse to perform or refuse to renew any of the Real Estate Leases. The Acquired Companies have not received written notice of any default under the Real Estate Leases that remains uncured. To the knowledge of the Company, there is no Encumbrance applicable to the real property that would reasonably be expected to materially impair the use or the occupancy of the real property, other than Permitted Encumbrances.

(b) The assets and properties owned or leased by the Acquired Companies constitute all of the assets and properties that are necessary for the conduct of the Business as currently conducted.

(c) There are no contractual or legal restrictions that preclude or restrict the ability to use any real property leased or subleased by the Acquired Companies for the purposes for which it is currently being used. To the knowledge of the Company, there are no material latent defects or material adverse physical conditions affecting the real property, and improvements thereon, leased or subleased by the Acquired Companies that preclude or restrict the ability to use the real property by the Acquired Companies for the purposes for which it is currently being used.

2.10 Intellectual Property.

(a) As used herein, the following terms have the meanings indicated below:

(i) “Commercially Available Licenses” means any “shrink wrap,” off-the-shelf and similar generally available commercial end-user licenses pursuant to which the license fees are less than $50,000 per year in the aggregate.

(ii) “Company Data” means all data collected, generated, or received in connection with the marketing, delivery, or use of any Company Product, including Company-Licensed Data, Company-Held Data and Personal Data.

(iii) “Company Data Agreement” means any Contract involving Company Data to which an Acquired Company is a party or is bound.

(iv) “Company-Held Data” means each element of data collected, generated, or received that an Acquired Company holds or controls.

(v) “Company Intellectual Property” means: (A) any and all Company-Owned Intellectual Property, and (B) any and all material Third-Party Intellectual Property that is licensed to an Acquired Company.

(vi) “Company-Licensed Data” means all data that is Processed by an Acquired Company which is owned, held, collected, or purported to be owned, held or collected by a third party.

(vii) “Company-Owned Intellectual Property” means any and all Intellectual Property that is owned or purported to be owned by any Acquired Company, including the Company Registered Intellectual Property.

(viii) “Company Privacy Policies” means, collectively, any and all (A) of the Acquired Companies’ internal and public-facing data protection, data usage, security and privacy policies and procedures, (B) public representations (including representations on Company websites) related to the Acquired

Companies’ data protection and privacy practices, including representations related to the Acquired Companies’ compliance with Privacy Laws, and (C) third-party privacy policies with which any Acquired Company is contractually obligated to comply.

(ix) “Company Products” means all commercial products or services, marketed, licensed, designed, developed, produced sold, offered for sale, distributed or performed by the Acquired Companies.

(x) “Company Registered Intellectual Property” means the United States, international and foreign: (A) patents and patent applications (including provisional applications), utility models and utility model applications, (B) registered trademarks, service marks, trade names, logos, and trade dress, applications to register trademarks, service marks, trade names, logos and trade dress, intent-to-use applications, or other registrations or applications related to trademarks, service marks, trade names, logos and trade dress, (C) registered industrial designs and applications to register industrial designs, (D) registered Internet domain names, URL’s, social media identifiers and accounts and (E) registered copyrights and applications for copyright registration, in each case registered or filed in the name of, or owned by, the Acquired Companies.

(xi) “Company Source Code” means, collectively, any software source code or database specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or database specifications or designs, of any Company-Owned Intellectual Property.

(xii) “ICT Infrastructure” means the information and communications technology infrastructure and systems (including software, hardware, firmware, networks and the Acquired Companies’ websites) that are used in the Business.

(xiii) “Intellectual Property” means any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information and know-how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark, service mark, trade name, logo, and trade dress registrations, trademark, service mark, trade name, logo and trade dress applications and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses, copyrights or other rights related to works of authorship, copyright registrations and applications therefor and all other rights corresponding thereto, rights to software, database rights, mask works, mask work registrations and applications therefor and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, moral and economic rights of authors and inventors, however denominated and any similar or equivalent rights to any of the foregoing.

(xiv) “Open Source Materials” means software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License, irrespective of the applicable version of the licensing or distribution terms).

(xv) “Personal Data” means any information relating to or capable of being associated, directly or indirectly, with an identified or identifiable natural person or household, or any other piece of information that allows the identification of a natural person, or any information that is otherwise considered “personally identifiable information,” “sensitive data,” “special categories of personal data” or “personal information” or other analogous term under Applicable Law, including Tracking Data.

(xvi) “Privacy Laws” means (A) each Applicable Law related to the protection or Processing or both of Personal Data, and direct marketing, e-mails, text messages, robocalls, telemarketing, or other electronic communications, (B) legally binding guidance issued by a Governmental Entity that pertains to one of the Applicable Laws outlined in clause (A), and (C) industry self-regulatory standards related to the protection or Processing of Personal Data, direct marketing, e-mails, text messages, robocalls, telemarketing, or other electronic communications that are legally binding on an Acquired Company or to which an Acquired Company has publicly represented compliance.

(xvii) “Process” or “Processing” means, with respect to data, the use, access, collection, processing, storage, recording, organization, adaption, alteration, enrichment, transfer, retrieval, consultation, disclosure, sharing, dissemination, destruction or combination of such data.

(xviii) “Third-Party Intellectual Property” means any and all Intellectual Property owned by a third party.

(xix) “Tracking Data” means (A) any information or data collected in relation to online, mobile or other electronic activities or communications associated with a particular Person, user, household, computer, mobile or other device, or instance of any application or mobile application, (B) any information or data collected in relation to off-line activities or communications that can reasonably be associated with or that derives from a particular Person, household, user, computer, mobile or other device or instance of any application or mobile application or (C) any device or network identifier (including IP address or MAC address), device activity data or data collected from a networked physical object.

(b) Status. The Acquired Companies have full title and exclusive ownership of all, or are duly licensed under or otherwise authorized to use, all Intellectual Property necessary for the conduct of the Business, free and clear of any Encumbrances (other than Permitted Encumbrances).

(c) Company Registered Intellectual Property. Schedule 2.10(c) of the Company Disclosure Letter lists all Company Registered Intellectual Property, the status of such Company Registered Intellectual Property, the jurisdictions in which it has been issued or registered or in which any application for such issuance and registration has been filed and the record owner thereof. To the knowledge of the Company, each item of Company Registered Intellectual Property is valid (or in the case of applications, applied for), subsisting and enforceable. All registration, maintenance and renewal fees currently due in connection with the Company Registered Intellectual Property have been paid (other than those expressly allowed to lapse based on the reasonable business judgment of the Company) and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, obtaining, maintaining and perfecting such Company Registered Intellectual Property and recording the applicable Acquired Company’s ownership interests therein (other than those expressly allowed to lapse based on the reasonable business judgement of the Company).

(d) Company Products. Schedule 2.10(d) of the Company Disclosure Letter lists the current version of all material Company Products, identifying its name, version number and release date.

(e) No Assistance. Except as disclosed on Schedule 2.10(e) of the Company Disclosure Letter, at no time during the conception of or reduction to practice of any of the Company-Owned Intellectual Property was an Acquired Company or, to the knowledge of the Company, any developer, inventor or other contributor to such Company-Owned Intellectual Property, operating under any grants from any Governmental Entity performing research sponsored by any Governmental Entity, or subject to any employment agreement or invention assignment or nondisclosure agreement with any third party, in each case that could adversely affect the Acquired Companies’ rights in such Company-Owned Intellectual Property.

(f) Invention Assignment and Confidentiality Agreement. The Company has secured from all (i) current and former consultants, advisors, founders, employees and independent contractors who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any Intellectual Property for the Acquired Companies and (ii) named inventors of patents and patent applications owned or purported to be owned by the Acquired Companies (any Person described in clauses (i) or (ii), an “Author”), unencumbered and unrestricted exclusive ownership of all of the Authors’ right, title and interest in and to such Intellectual

Property or, if and to the extent a transfer of ownership of all of the Authors’ right, title and interest in and to such Intellectual Property as described in the foregoing clause is not possible (e.g., in the case of German copyrights or ancillary rights), the respective Acquired Company has been granted, to the extent possible under the Applicable Law, exclusive rights to use and exploit such Intellectual Property in any form, including all known and unknown forms of use, without limitation in terms of content or time for the duration of the protection from the respective Author. Without limiting the foregoing, the Company has obtained written and enforceable proprietary information and invention disclosure and Intellectual Property assignments from all current and former Authors and, in the case of patents and patent applications, such assignments have been recorded with the relevant authorities in the applicable jurisdiction or jurisdictions. No Author has retained any rights, licenses, claims or interest whatsoever (including, in respect of any moral rights, all rights to which have been waived by the relevant individuals to the extent possible under Applicable Law) with respect to any Intellectual Property developed by the Author for the Acquired Companies.

(g) No Violation. To the knowledge of the Company, no current or former employee, consultant, advisor or independent contractor of any Acquired Company is in violation of any material term or covenant of any Contract with any of the Acquired Companies relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition. Neither the execution nor delivery of this Agreement will conflict with or result in a material breach of the terms, conditions or provisions of, or constitute a default under, any Contract of the type described in the foregoing sentence with any third party. To the knowledge of the Company, the employment of any current or former employee of an Acquired Company or the use by an Acquired Company of the services of any current or former consultants or independent contractors has not, and does not, subject the Acquired Companies to any Liability to any third party for improperly soliciting such employee, consultant or independent contractor to work for an Acquired Company, whether such Liability is based on contractual or other legal obligations to such third party.

(h) Confidential Information. Each Acquired Company has taken commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information of the Acquired Companies (including trade secrets) or provided by any third party to the Acquired Companies (“Confidential Information”). All current and former employees and contractors of the Acquired Companies and any third party having access to Confidential Information have executed and delivered to an Acquired Company a written legally binding agreement regarding the protection of such Confidential Information.

(i) Non-Infringement. To the knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company-Owned Intellectual Property by any third party. No Acquired Company has brought any Legal Proceeding for infringement or misappropriation of any Company-Owned Intellectual Property. No Acquired Company has Liability for infringement or misappropriation of any Third-Party Intellectual Property Rights. The operation of the Business, including the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product and/or Company-Owned Intellectual Property, as previously conducted since the Lookback Date and as currently conducted has not, does not and shall not, if the Business is operated in substantially the same manner, infringe, misappropriate or violate any Third-Party Intellectual Property breach any binding agreement, rules, policies or guidelines applicable to use of such Third-Party Intellectual Property. Since the Lookback Date, no Acquired Company has been sued in any Legal Proceeding or received any written communications alleging that an Acquired Company has infringed, misappropriated, or violated any Intellectual Property of any other Person. No Company Intellectual Property or Company Product is subject to any Legal Proceeding, Order or settlement agreement that restricts in any material manner the use, transfer or licensing thereof by an Acquired Company, or the validity, use or enforceability of any such Company Intellectual Property.

(j) Employee Invention Law. To the knowledge of the Company, each Acquired Company has complied with provisions of Applicable Law relating to employee inventions. In particular, to the knowledge of the Company, each Acquired Company has paid all remuneration and other compensation relating to any commercial exploitation of Company-Owned Intellectual Property made prior to the Original Agreement Date to persons entitled thereto pursuant to provisions of Applicable Law relating to employee inventions.

(k) Standards Bodies. No Acquired Company is now, or has never been, a member of or a contributor to any industry standards body or any similar organization that could reasonably be expected to require or obligate an Acquired Company to grant or offer to any other Person any license or right to any Company-Owned Intellectual Property. The Acquired Companies have no obligation to grant or offer to any other Person any license or right to any Company-Owned Intellectual Property by virtue of an Acquired Company’s or any other Person’s membership in, or contributions to, any industry standards body or any similar organization.

(l) Company Intellectual Property Agreements. With respect to the Company Intellectual Property Agreements:

(i) Except as disclosed on Schedule 2.10(l) of the Company Disclosure Letter, no Acquired Company is obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution, manufacture, license or use of any Company Products or Company-Owned Intellectual Property; and

(ii) none of the Company Intellectual Property Agreements grants any third party exclusive rights to or under any Company-Owned Intellectual Property.

(m) Non-Contravention. None of the execution and performance of this Agreement and the consummation of the Transactions will result in: (i) Acquirer or any of its Affiliates granting to any third party any right to or with respect to any Intellectual Property owned by, or licensed to, Acquirer or any of its Affiliates (other than any Acquired

Company), (ii) Acquirer or any of its Affiliates (other than any Acquired Company), being bound by or subject to, any exclusivity obligations, non-compete or other restriction on the operation or scope of their respective businesses, (iii) Acquirer, Holdco and/or an Acquired Company being obligated to pay any royalties or other similar amounts to any third party to continue the use of Third Party Intellectual Property to an Acquired Company in excess of those payable by any of them, respectively, in the absence of this Agreement or the Transactions or (iv) any termination of, or other adverse impact to, any Company Intellectual Property.

(n) Company Source Code. No Acquired Company has disclosed or delivered to any Person or agreed or obligated itself to disclose or deliver to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, nor, to the knowledge of the Company, has there been any unauthorized or inadvertent disclosure of any Company Source Code, other than disclosures to employees, contractors and consultants (i) involved in the development of Company Products and (ii) subject to a written confidentiality agreement. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by an Acquired Company of any Company Source Code, other than disclosures to employees and consultants involved in the development of Company Products. Without limiting the foregoing, neither the execution nor performance of this Agreement nor the consummation of any of the Transactions will result in a release from escrow or other delivery to a third party of any Company Source Code.

(o) Open Source Software. Each Acquired Company is in material compliance with the terms and conditions of all licenses for the Open Source Materials. No Acquired Company has incorporated Open Source Materials into, combined or distributed Open Source Materials with, or used Open Source Materials in such a way that (i) creates, or purports to create, obligations for any Acquired Company with respect to any Company Owned Intellectual Property or (ii) grants, or purport to grant, to any third party any rights or immunities under any Company-Owned Intellectual Property, in each case in a manner that would require, as a condition of use, modification and/or distribution of such Open Source Materials, that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no charge.

(p) Information Technology.

(i) Status. The ICT Infrastructure that is currently used in the Business: operates in good working order and functions in accordance with all applicable documentation and specifications without any materially substandard performance or material defect in any part of the ICT Infrastructure. In the last 12 months, there has not been any material failure of the ICT Infrastructure that has not been remedied in all material respects.

(ii) No Faults. No Acquired Company has experienced any material disruption in or to the operation of the Business as a result of (A) any substandard performance or defect in any part of the ICT Infrastructure whether caused by any viruses, bugs, worms, trojan horses, exploits, software bombs or otherwise, lack of capacity or otherwise, or (B) a breach of security in relation to any part of the ICT Infrastructure.

(iii) Company Data. The Acquired Companies have the right to Process all Company Data without obtaining any additional permission or authorization of any Person.

(iv) Processing. Each Acquired Company has valid and subsisting contractual rights to Process all Company-Licensed Data howsoever obtained or collected by such Acquired Company in the manner that it is Processed by or for such Acquired Company. Each Acquired Company has all rights, and all permissions, licenses or authorizations required under Applicable Laws (including Privacy Laws) and relevant Contracts (including Company Data Agreements), to Process each of the Company-Licensed Data as necessary for the operation of the Business as presently conducted. Each Acquired Company has been and is in material compliance with all Contracts pursuant to which the Acquired Companies Process or have Processed Company-Licensed Data, and the consummation of the Transactions will not conflict with, or result in any violation or breach of, or default under, any such Contract.

(q) Privacy, Security and Personal Data.

(i) The Acquired Companies’ data, privacy and security practices conform, and have at all times since May 25, 2018 conformed in all material respects to all of the Company Privacy Policies, Privacy Laws and Company Data Agreements. Without limiting the generality of the foregoing, each Acquired Company has, since May 25, 2018, (i) had the legal bases for, provided required notice to and obtained necessary consents from individuals as required for, the Processing of Personal Data as conducted by or for an Acquired Company in its capacity as a data controller or as otherwise required by Company Privacy Policies, Privacy Laws and Company Data Agreements, (ii) refrained from selling or sharing Personal Data with third parties except as allowed under Applicable Law and (iii) abided by any notices, consents, authorizations, and privacy choices (including opt-in and opt-out preferences, as required) of individuals relating to Personal Data. Neither the execution, delivery and performance of this Agreement nor the taking over by Acquirer and Holdco of all of the Acquired Companies’ databases, Company Data and other information relating to the Acquired Companies’ end users, employees, vendors or clients or any other category of individuals, will cause, constitute, or result in a breach or violation of any Privacy Laws or Company Privacy Policies, any Company Data Agreements or standard terms of service entered into by an Acquired Company with individuals the Personal Data of whom is Processed by each of the Acquired Companies and their respective data processors. Copies of all current and prior Company Privacy Policies have been made available to Acquirer and such copies are correct and complete.

(ii) The Acquired Companies have all rights necessary to collect and Process all Personal Data and Confidential Information used in the Business and each Acquired Company’s data collection practices do not infringe or violate any third party’s rights or breach any applicable terms of service or other restriction.

(iii) No Acquired Company has transferred or permitted the transfer of Personal Data originating in the EEA outside the EEA (or from any other jurisdiction with restrictions on the transfer of Personal Data) while acting in the capacity of a data controller or as otherwise required under applicable Privacy Laws, Company Privacy Policies, and Company Data Agreements, except where such transfers have complied in all material respects with the requirements of Privacy Laws, Company Privacy Policies, and Company Data Agreements.

(iv) Item (iv) of Schedule 2.10(q) of the Company Disclosure Letter contains the complete list, as of the Original Agreement Date, of notifications and registrations made since the Lookback Date by any Acquired Company under Privacy Laws with relevant Governmental Entities in connection with the Acquired Company’s Processing of Personal Data. All such notifications and registrations are valid, accurate, complete and fully paid up and the consummation of the Transactions will not invalidate such notification or registration or require such notification or registration to be amended. Other than the notifications and registrations set forth under item (iv) of Schedule 2.10(q) of the Company Disclosure Letter no other registrations or notifications are required in connection with the Processing of Personal Data by an Acquired Company. No Acquired Company is a “data broker” for purposes of the CCPA.

(v) The Acquired Companies do not target or solicit Personal Data from any natural Person under the age of 13 (or other age applicable to children under local law) as part of their ordinary course of Business. Each Acquired Company has procedures in place to materially comply with Privacy Laws related to children’s privacy, including, without limitation, the Children’s Online Privacy Protection Act. The Acquired Companies delete, and have deleted, all Personal Data from end users upon obtaining actual knowledge that an end user is considered a child when required under Applicable Law.

(vi) Where an Acquired Company uses a data processor to Process Personal Data or Processes Personal Data in joint controllership with another data controller, the processor or, respectively, the joint controller has agreed to comply with its obligations under the Privacy Laws and Company Privacy Policies, and there is in existence a written Company Data Agreement between the Acquired Company and each such data processor or, respectively, each such joint controller that complies with the requirements of all applicable Privacy Laws and Company Privacy Policies. The Company has made available to Acquirer correct and complete copies of all material Company Data Agreements. To the knowledge of the Company, such data processors or, respectively, such joint controllers have not breached any such Company Data Agreements pertaining to Personal Data Processed by such Persons on behalf of Company.

(vii) Each Acquired Company has established and maintains commercially reasonable technical, physical and organizational controls, policies, procedures, safeguards, measures and security systems and technologies in compliance with all data security requirements under applicable Privacy Laws, Company Data Agreements, and Company Privacy Policies that are designed to protect Personal Data against accidental or unlawful Processing in a manner appropriate to the risks represented by the Processing of such data by the Acquired Companies and their data processors. Each Acquired Company has implemented and maintains commercially reasonable backup, disaster recovery, and business continuity plans, and each Acquired Company (i) acts in material compliance therewith, and (ii) has tested such plans on a periodic basis, and all such plans have proven reasonably effective upon testing.

(viii) No material breach, security incident or violation of any data security policy in relation to Confidential Information and/or Company Data has occurred or is threatened, and there has been no actual or threatened unauthorized or illegal Processing of, or accidental or unlawful destruction, loss or alteration of, any Confidential Information and/or Company Data. Since the Lookback Date no circumstance has arisen in which Privacy Laws or binding guidance promulgated thereunder, Company Privacy Policies, or Company Data Agreements would require an Acquired Company to notify a Governmental Entity or any other Person of a data security breach or security incident. Neither an Acquired Company, nor any Person acting on an Acquired Company’s behalf or direction, has (A) paid any perpetrator of, or party making a threat regarding, any security breach, incident or cyber-attack, or (B) paid any third party with actual or alleged information about a security breach, incident or cyber-attack, pursuant to a request for payment from or on behalf of such perpetrator or other third Person.

(ix) No Acquired Company has received or experienced and, to the knowledge of the Company, there is no circumstance (including any circumstance arising as the result of an audit or inspection carried out by any Governmental Entity) that would reasonably be expected to give rise to, any Legal Proceeding, Order, notice, written communication, warrant, regulatory opinion, audit result or allegation from a Governmental Entity or any other Person (A) alleging or confirming non-compliance with a relevant requirement of Privacy Laws or Company Privacy Policy, (B) requiring or requesting an Acquired Company to amend, rectify, cease Processing, de-combine, permanently anonymize, block or delete any Personal Data, (C) permitting or mandating relevant Governmental Entities to investigate or requisition information from, or enter the premises of, an Acquired Company or (D) claiming compensation from an Acquired Company. Each Acquired Company has procedures in place to promptly address, and does in fact promptly address, valid requests (a “Data Subject Request”) from individuals or other third parties seeking to exercise any data protection or privacy rights (such as rights to access, rectify, or delete Personal Data, to restrict or object to Processing of Personal Data, or relating to data portability). Item (ix) of Schedule 2.10(q) sets forth any and all valid but outstanding Data Subject Requests together with the respective deadline to respond as of the Original Agreement Date; provided, however, that the Acquired Companies shall continue processing any valid Data Subject Requests that have a deadline prior to closing of the Transaction. No Acquired Company has been involved in any Legal Proceedings involving a breach or alleged breach of Privacy Laws, Company Data Agreements, or Company Privacy Policies.

2.11 Taxes.

(a) Each Acquired Company has properly completed and timely filed all Tax Returns required to be filed by it prior to the Satisfaction Date and for which the statute of limitations has not expired, has timely paid all Taxes required to be paid by it (whether or not shown on any Tax Return) and for which the statute of limitations has not expired, and has no Liability for Taxes (for which the statute of limitations has not expired) in excess of the amounts so paid. All Tax Returns that have been filed by an Acquired Company were complete and accurate in all material respects and have been prepared in compliance with Applicable Law. There is no claim for Taxes that has resulted in an Encumbrance against any of the assets of an Acquired Company, other than a Permitted Encumbrance.

(b) The Company Balance Sheet reflects all Liabilities for unpaid Taxes of the Acquired Companies for periods (or portions of periods) through the Company Balance Sheet Date in accordance with IFRS. No Acquired Company has any Liability for unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business consistent with past practice following the Company Balance Sheet Date, other than any Taxes arising as a result of the transactions pursuant to this Agreement.

(c) There is (i) no past audit with respect to a taxable period for which the statute of limitations has not expired or pending audit of, or Tax controversy associated with, any Tax Return of an Acquired Company that has been or is being conducted by a Tax Authority, (ii) no other procedure, proceeding or contest of any refund or deficiency in respect of Taxes pending or on appeal with any Governmental Entity, (iii) no extension of any statute of limitations on the assessment of any Taxes granted to an Acquired Company currently in effect and (iv) no agreement to any extension of time for filing any Tax Return that has not been filed (other than customary extensions for income Tax Returns that are automatically approved). No written claim has ever been made by any Governmental Entity in a jurisdiction where an Acquired Company does not file Tax Returns that such Acquired Company is or may be subject to taxation by that jurisdiction.

(d) No Acquired Company has been nor will be required to include in a Post-Closing Tax Period Taxable income attributable to income that accrued in a Pre-Closing Tax Period but was not recognized for Tax purposes in such Pre-Closing Tax Period (or to exclude from Taxable income in a Post-Closing Tax Period any deductions the recognition of which was accelerated from such Post-Closing Tax Period to a Pre-Closing Tax Period) as a result of the installment method of accounting, the completed contract method of accounting, the receipt of any prepaid amount received on or prior to the Closing Date, the long-term contract method of accounting, the cash method of accounting, a change in method of accounting or for any similar reason (including pursuant to Section 481 or 263A of the Code).

(e) No Acquired Company has been involved in any reorganization that could lead to blocking periods or any other restrictions.

(f) No Acquired Company is party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement, and no Acquired Company has any Liability or potential Liability to another party under any such agreement, excluding any customary commercial contracts the primary purpose of which is unrelated to Taxes.

(g) Each Acquired Company has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return that could result in the imposition of accuracy-related penalties for understatement or underpayment of Taxes (including pursuant to Section 6662 of the Code, Section 131E of the Israel Tax Ordinance, and Section 25 of the German Fiscal Code).

(h) No Acquired Company has consummated or participated in, and no Acquired Company is currently participating in, any transaction that was or is a “Tax shelter” transaction (including pursuant to Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder). No Acquired Company has participated in, and no Acquired Company is currently participating in, a transaction that has been identified by a relevant Governmental Entity as a tax avoidance transaction or a transaction requiring disclosure (including a “listed transaction” or a “reportable transaction” pursuant to Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or reportable cross-border arrangement within the meaning of Council Directive 2011/16/EU of 15 February 2011 on administrative cooperation in the field of taxation and repealing Directive 77/799/EEC).

(i) None of the Acquired Companies nor any of their predecessors is or has ever been a member of a fiscal unity or other consolidated, combined, unitary or aggregate group.

(j) No Acquired Company has any Liability for the Taxes of any Person (other than the Acquired Companies) under Section 1.1502-6 of the Treasury Regulations, as a transferee or successor, by operation of Applicable Law, by Contract or otherwise.

(k) No Acquired Company is subject to any restrictions or limitations pursuant to Part E2 of the Israel Tax Ordinance or pursuant to any Tax ruling made with reference to the provisions of Part E2 of the Israel Tax Ordinance.

(l) Except as listed in Schedule 2.11(l) to the Company Disclosure Letter, no Acquired Company has received any ruling from a relevant Governmental Entity (e.g. a private letter ruling from the IRS or a binding ruling or wage tax ruling from the competent German tax authority). No Acquired Company is party to any agreement with a Taxing authority (such as a “closing agreement” described in Section 7121 of the Code).

(m) No Acquired Company is a party to any joint venture, partnership or other Contract or arrangement that is treated as a partnership under Applicable Law.

(n) No Acquired Company is subject to Tax in any jurisdiction other than its country of incorporation, organization or formation by virtue of having employees, place of management or a permanent establishment or any other place of business in such jurisdiction.

(o) The Company has made available to Acquirer all documentation relating to any applicable Tax holidays or incentives. Each Acquired Company is in compliance with the requirements for any applicable Tax holidays or incentives, including under the Israeli Capital Investment Encouragement Law – 1959, and none of the Tax holidays or incentives will be jeopardized by the Transactions.

(p) No Acquired Company has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code.

(q) Each Acquired Company keeps books of accounts as required by Applicable Law and has complied with all applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Acquired Company.

(r) No Acquired Company has taken any measures or entered into any transaction which may be regarded as resulting in a constructive dividend (verdeckte Gewinnausschüttung) under German Tax law by the relevant Tax Authorities or which could reasonably be expected to result in the adjustment for Tax purposes of income from international business relations of an Acquired Company with a related party if such income was reduced due to terms, in particular transfer prices, which diverge from the arm’s length principle (including adjustments pursuant to Section 1 German Foreign Tax Act (Außensteuergesetz)).

(s) No Acquired Company owns any stock in a “passive foreign investment company” within the meaning of Section 1297 of the Code or any stock in a “controlled foreign corporation” (other than an Acquired Company) (including pursuant to Section 957 of the Code).

(t) Each Acquired Company has complied with all Applicable Law relating to the payment, reporting and withholding of Taxes (including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code and Sections 38 et seqq of the German Income Tax Act (Einkommensteuergesetz)) and withheld (within the time and in the manner prescribed by Applicable Law) from employee wages, consulting compensation, or payments between the Acquired Companies and paid over to the proper Governmental Entities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all Applicable Law, including federal and state income Taxes, social security and unemployment Taxes, relevant state income and employment Tax withholding laws, and timely filed all withholding Tax Returns, for all periods through and including the Satisfaction Date.

(u) Schedule 2.11(u) of the Company Disclosure Letter lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which an Acquired Company or any ERISA Affiliate is a party, and which are not exempt from Section 409A of the Code. Each such nonqualified deferred compensation plan (within the meaning of Section 409A of the Code) to which an Acquired Company is a party complies in all material respects with the requirements of Section 409A and has been operated in all material respects in accordance with such requirements. Neither an Acquired Company nor any ERISA Affiliate is under any obligation to gross up any Taxes under Section 409A of the Code.

(v) None of the Israeli Subsidiaries is or has ever been, a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963. No option has been granted by the Company or any of its Israeli Subsidiaries that is intended to qualify under the capital gains track described in Section 102(b)(2) of the Israel Tax Ordinance.

2.12 Employee Benefit Plans and Employee Matters.

(a) All individuals employed by the Acquired Companies (i) with an annual gross fixed salary (excluding bonus payments) of more than EUR 100,000 individually, or (ii) with the status of managing directors (Geschäftsführer) or equivalent pursuant to local law are the “Key Employees”. Correct, complete and up-to-date copies of the employment or service agreements with the Key Employees have been disclosed. None of the current Key Employees has given or received notice of termination, has entered into a termination agreement with an Acquired Company or has made or received an offer to enter into a termination agreement. Further, no Key Employee has threatened or otherwise announced to terminate his/her employment.

(b) Schedule 2.12(b) of the Company Disclosure Letter contains with respect to each of the Acquired Companies correct and complete list of the individual independent contractors, advisory board members and individual consultants who are active for such Acquired Company as of the Original Agreement Date, setting out the department, fees, initial date of engagement, service rendered, whether such engagement has been terminated by written notice by either party thereto and applicable notice or termination provisions and state/locality and country in which engaged. None of the current independent contractors and consultants and none of the independent contractors and consultants deployed within the last five years prior to the Original Agreement Date has or had to be classified as an employee (Arbeitnehmer) of any Acquired Company pursuant to the applicable local laws.

(c) Schedule 2.12(c) of the Company Disclosure Letter contains, with respect to each of the Acquired Companies an anonymized list of leased employees (Leiharbeitnehmer) who are deployed by such Acquired Company as of the Original

Agreement Date, setting out the department, provider, fees and service rendered. None of the current leased employees and none of the leased employees deployed within the last five years prior to the Original Agreement Date has or had to be classified as an employee (Arbeitnehmer) of any Acquired Company pursuant to the applicable local laws.

(d) Schedule 2.12(d) of the Company Disclosure Letter lists, as of the Original Agreement Date, with respect to the Acquired Companies all Company Employee Plans, and separately identifies each Company Employee Plan sponsored, maintained or contributed to under the law or applicable custom or rule of any jurisdiction. “Company Employee Plans” means (i) all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”) and any other Applicable Law, (ii) each outstanding loan from an Acquired Company to an employee of such Acquired Company that has an outstanding balance, (iii) other than the Company Option Plan, all stock option, stock purchase, phantom stock, virtual share (including the VSOPs), stock appreciation right, restricted stock unit, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, life insurance, accident insurance or similar employee benefit plans, programs or arrangements, (iv) all material bonus, commission, profit sharing, savings, severance, retirement, deferred compensation or incentive plans (including cash incentive plans), programs or arrangements, (v) all other material fringe or employee benefit plans, programs or arrangements (written or otherwise), whether of an individual or collective nature (including commitments based on company practice (betriebliche Übung)), regarding employee benefits (such as performance-related payments, anniversary, holiday or jubilee payments, Christmas bonuses, stock options, fringe benefits, other variable remuneration elements or similar rights) and company pensions, and (vi) all employment and individual consulting, retention, change of control or executive compensation or severance agreements, written or otherwise, in each case, as to which any unsatisfied obligations of an Acquired Company remain for the benefit of, or relating to, any present or former employee, consultant or non-employee director of an Acquired Company.

(e) The Company has made available to Acquirer a correct and complete copy of each of the Company Employee Plans and related plan documents (including trust documents, insurance policies or Contracts, employee booklets, summary plan descriptions and other authorizing documents, and any material employee communications relating thereto) and has, with respect to each Company Employee Plan that is subject to ERISA reporting requirements, made available to Acquirer correct and complete copies of the Form 5500 reports filed for the last three plan years. None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under Applicable Laws. The Company has made available to Acquirer a correct and complete copy of the most recent IRS determination or opinion letter issued with respect to each such Company Employee Plan, if applicable, and nothing has occurred since the issuance of each such letter that could be expected to cause the loss of the Tax-qualified status of any Company Employee Plan subject to Section 401(a) of the Code. The Company has made available to Acquirer all registration statements and prospectuses prepared in connection with each Company Employee Plan. All individuals who, pursuant to the terms of any Company Employee Plan, are entitled to participate in any Company Employee Plan, are currently participating in such Company Employee Plan or have been offered an opportunity to do so and have declined.

(f) Each Company Employee Plan has been administered in accordance with its terms in all material respects and in material compliance with the requirements prescribed by any and all applicable local statutes, rules and regulations (including ERISA and the Code), and through the Original Agreement Date, each Acquired Company has performed all material obligations required to be performed by it under, is not in default under or in violation of, and has no knowledge of any default or violation by any other party to, any of the Company Employee Plans. All contributions required to be made by an Acquired Company to any Company Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan years (and no further contributions will be due or will have accrued thereunder as of the Satisfaction Date, other than contributions accrued in the ordinary course of business consistent with past practice after the Company Balance Sheet Date as a result of the operations of the Acquired Companies after the Company Balance Sheet Date). With respect to each Company Employee Plan, each Acquired Company has prepared in good faith and timely filed all requisite governmental reports (which were correct and complete as of the date filed), including any required audit reports, and have properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan. Each Company Employee Plan that is intended to qualify for special tax treatment meets all requirements for such treatment and that is intended to be funded and/or book-reserved is fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions. Each Section 14 Arrangement under the Israeli Severance Pay Law - 1963 was properly applied in accordance with the terms of the general permit issued by the Israeli Labor Minister regarding all former and current employees of the Acquired Companies who reside in Israel based on their full salaries and from their commencement date of employment.

(g) Schedule 2.12(g) of the Company Disclosure Letter (i) contains a correct and complete list of each Company Employee Plan that provides for defined benefit or termination indemnity benefits to employees, individual independent contractors and individual consultants of the Acquired Companies, and (ii) for which Liabilities are recognized in the ordinary course of the Acquired Companies’ financial reporting practice and, with respect to each such Company Employee Plan, indicates the net balance sheet asset or liability of such Company Employee Plan as of the last day of the Company’s most recently completed fiscal year.

(h) Each Acquired Company has at all times since the Lookback Date been in compliance in all material respects with all Applicable Law respecting employment, discrimination in employment, terms and conditions of employment, employee benefits, worker classification (including the proper classification of workers as individual independent contractors and individual consultants), wages, hours and occupational safety and health and employment practices. No Acquired Company is engaged in any unfair labor practices. No Acquired Company is liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. Each Acquired Company has paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, independent contractors and consultants. No Acquired Company is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice). There are no pending claims against an Acquired Company under any workers compensation plan or policy or for long term disability. There are no controversies pending or to the knowledge of the Acquired Companies, threatened, between the Acquired Companies and any of their employees, employee representative bodies, independent contractors and consultants, which controversies have or would reasonably be expected to result in a material Legal Proceeding before any Governmental Entity. Since the Lookback Date, no Legal Proceeding has been brought or to the knowledge of the Acquired Companies, is threatened against any Acquired Company, including with respect to any such Company Employee Plan, any audit or inquiry by the IRS or United States Department of Labor. No Acquired Company has incurred any Liability or obligation under the WARN Act or similar Applicable Law.

(i) The Company has made available to Acquirer correct and complete copies of each of the following: (i) all templates of offer letters, (ii) all templates of employment agreements and severance agreements, (iii) all templates of services agreements with individual contractors, consultants and/or advisory board members, (iv) all templates of confidentiality, non-competition or inventions agreements between employees and any Acquired Company (and a correct and complete list of employees, individual consultants and/or others not subject thereto), (v) the most current management organization chart(s), (vi) all templates of bonus plans and any form award agreement thereunder, (vii) any agreements that deviate from the templates set forth in subclauses (i) - (iv) and (vi) above and (viii) a schedule of unfulfilled or contingent bonus commitments made to employees of the Acquired Companies; provided, however, subclauses (i) – (iv) and (vii) of this section refer only to those template agreements with current employees, individual independent contractors or individual consultants.

(j) No Acquired Company is party to or bound by any collective bargaining agreement (Tarifverträge), works council arrangement (Betriebsvereinbarung) or other labor union Contract, no collective bargaining agreement is being negotiated by an Acquired Company and no Acquired Company has any duty to bargain with any labor organization. No Acquired Company is member of an employer’s association (Arbeitgeberverband). There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by an Acquired Company. There are no activities or proceedings of any labor union or to organize their respective employees. There is no labor dispute, strike or work stoppage against an Acquired Company pending or to the knowledge of the Acquired Companies, threatened that may interfere with the conduct of the Business. Neither an Acquired Company nor any of its Representatives has committed any unfair labor practices in connection with the conduct of the Business and there is no charge or complaint against an Acquired Company by the National Labor Relations Board or any comparable

Governmental Entity pending or threatened. No employee of an Acquired Company has been dismissed in the ninety (90) days immediately preceding the Original Agreement Date.

(k) Schedule 2.12(k) of the Company Disclosure Letter sets forth each form of non-competition agreement and non-solicitation agreement between any Acquired Company and any current or former employee of an Acquired Company, in each case, that applies during such employee’s employment with the Acquired Companies and for a period after the termination thereof. To the knowledge of the Acquired Companies, no current or former employee or individual contractor of an Acquired Company has at any time since the Lookback Date been in violation of any term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such employee or contractor to be employed by an Acquired Company. Except as set forth on Schedule 2.12(k) of the Company Disclosure Letter, no officer, advisory board member, Key Employee or other employee of an Acquired Company (i) has given notice to an Acquired Company, (ii) has received notice of termination, (iii) has entered into a termination agreement with an Acquired Company, (iv) has received an offer to enter into a termination agreement with an Acquired Company and, (v) to the knowledge of the Acquired Companies, no officer, advisory board member, Key Employee, or other employee of an Acquired Company intends to terminate his or her employment with an Acquired Company. As of the Original Agreement Date, no Acquired Company has, and to the knowledge of the Acquired Companies, no other Person has, (x) entered into any Contract that obligates or purports to obligate Acquirer or Holdco to make an offer of employment to any present or former employee or consultant of the Acquired Companies and/or (y) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or consultant of the Acquired Companies of any terms or conditions of employment with Acquirer or Holdco following the Closing.

(l) Except to the extent Applicable Law prohibits such disclosure, Schedule 2.12(l) of the Company Disclosure Letter sets forth, as of January 31, 2021, a correct and complete list of all current officers, managing directors and employees (Arbeitnehmer) of each Acquired Company, showing each such individual’s position, date of hire, full-time or part-time status, whether such individual is subject to at will employment or a statutory minimum notice period prior to service termination or a fixed term, annual remuneration, base salary, target bonus, stock options, company cars, severance or special dismissal protection, and all other applicable forms of fixed or variable renumeration, leave status (including nature of leave and expected end date of leave, if applicable), status as exempt/non-exempt, whether the employee is subject to non-competition covenants, state/locality and country in which employed and basis for work authorization (citizenship or immigration status, including visa information, if applicable).

(m) There has been no amendment to, written interpretation or announcement (whether or not written) by an Acquired Company relating to, or change in participation or coverage under, any Company Employee Plan that would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to such Company Employee Plan for the most recent full fiscal year included in the Financial Statements. Except as prohibited by Applicable Law, each Company Employee Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms without Liability to Acquirer or Holdco (other than ordinary and reasonable administrative expenses typically incurred in a termination event).

(n) Except as disclosed on Schedule 2.12(n) of the Company Disclosure Letter, no Misconduct Claim has been made, or is currently pending or, to the knowledge of the Acquired Companies, threatened against any employee, individual independent contractor or individual consultant of the Acquired Companies with respect to conduct relating to the Acquired Companies’ workplace. To the knowledge of the Acquired Companies, no employee, individual independent contractor or individual consultant of an Acquired Company has engaged in any act that would reasonably be expected to give rise to a Misconduct Claim relating to the Acquired Companies’ workplace.

(o) Every Person who provides services to an Acquired Company, including any Person who requires a visa, employment pass or other required permit to work in the country in which he or she is employed, has produced the required documentation, a current employment pass or such other required permit to the applicable Acquired Company to show evidence that such Person may perform services in that country and, possesses all necessary permission to remain in such country and perform services in that country.

(p) Except as set forth by Applicable Law, none of the execution, delivery and performance of this Agreement, the consummation of the Transactions, any termination of employment or service and any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event (whether contingent or otherwise), (i) result in any payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due or payable, or required to be provided, to any current or former employee, director, independent contractor or consultant, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, director, independent contractor or consultant, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) increase the amount of compensation due to any Person or (v) result in the forgiveness in whole or in part of any outstanding loans made by an Acquired Company to any Person.

2.13 Interested Party Transactions. None of the officers, directors, and managing directors of any Acquired Company, the Specified Employees, or the Shareholders (a “Related Party”), and, to the knowledge of the Company, none of the other employees of any Acquired Company and any Affiliates or immediate family members of the Related Parties, (i) has any direct or indirect ownership or material interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, does material amounts of business with, or has any material contractual arrangement with, an Acquired Company (except with respect to any interest in less than 2% of the equity securities of any corporation whose stock is publicly traded or in the case of private equity and venture capital investors, interests in portfolio companies), (ii) is a party to any material Contract to which an Acquired Company is a party or by which an Acquired Company or any of its material assets is bound, except for (a) normal compensation for services as an officer, director, contractor, consultant, or employee thereof and (b) Contracts granting ownership of any Shares, Treasury Shares and Company Options or VSOPs (all of which have been made available to Acquirer) or (iii) to the knowledge of the Company, has any interest in any material property, real or personal, tangible or intangible (including any Intellectual Property) that is used in, or that relates to, the Business. There are no amounts for borrowed money outstanding pursuant to loans from any Acquired Company to any current or former employee, consultant, director or officer.

2.14 Insurance. The Acquired Companies maintain the policies of insurance and bonds set forth in Schedule 2.14 of the Company Disclosure Letter (the “Policies”). Schedule 2.14 of the Company Disclosure Letter sets forth the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amount and any applicable deductible as of the Original Agreement Date as well as all material claims made under such policies and bonds since inception. There is no claim pending under any of such Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Policies. All premiums due and payable under all such Policies have been timely paid and the Acquired Companies are otherwise in compliance in all material respects with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

2.15 Books and Records. The Company has made available to Acquirer correct and complete copies of all documents identified on the Company Disclosure Letter.

2.16 Material Contracts.

(a) Schedule 2.16(a) of the Company Disclosure Letter sets forth a complete list (with each of such Contracts specifically identified under subsection(s) of such Schedule 2.16(a) that correspond to the Subsection or Subsections of Section 2.16(a) applicable to such Contract) of the following Contracts to which an Acquired Company is a party or by which an Acquired Company is bound as of the Original Agreement Date (each such Contract whether in effect as of the Original Agreement Date, or if entered into between the Original Agreement Date and the Closing in compliance with Article V, a “Material Contract”):

(i) any Contract with a Key Customer or Key Supplier;

(ii) any dealer, distributor, referral or similar agreement, or any Contract providing for the grant of rights to reproduce, license, market, refer or sell Company Products to any other Person or pursuant to which any third parties advertise on any websites operated by an Acquired Company, in each case, other than non-exclusive licenses granted to third party vendors for the limited purpose of providing services to an Acquired Company;

(iii) (A) any joint venture Contract, (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons and (C) any Contract that involves the payment of royalties to any other Person (other than license fees in respect of Intellectual Property);

(iv) any separation agreement or severance agreement with any current or former employees, in each case, under which an Acquired Company has or had any actual or potential Liability in excess of $100,000;

(v) any Contract for or relating to the employment or service of any director, officer or beneficial owner of more than 1% of the total number of any class of Shares (or of any Equity Interests in a Subsidiary of the Company) or any other type of Contract (other than Contracts granting Company Options) with any of its officers or beneficial owners of more than 1% of the total number of any class of Shares (or of any Equity Interests in a Subsidiary of the Company), as the case may be, that is not immediately terminable by the Company without cost or Liability of less than $25,000;

(vi) any Contract (A) pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of the Company Products, Company Intellectual Property or Company Data owned by the Company, (B) containing any non-competition covenants or other similar restrictions relating to the Company Products or Company Intellectual Property (excluding agreements entered into with new hires in the ordinary course of business and consistent with past practice) or (C) that materially limits or would materially limit the freedom of an Acquired Company or its successors (including assigns and their respective Affiliates) to (I) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to make use of any Company Intellectual Property, including any grants by an Acquired Company of exclusive rights or licenses or (II) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services;

(vii) any standstill or similar agreement containing provisions prohibiting a third party from purchasing Equity Interests of an Acquired Company or assets of an Acquired Company;

(viii) other than Commercially Available Licenses, each Acquired Company’s licenses to service providers and any confidentiality, secrecy or non-disclosure Contract entered into by an Acquired Company in the ordinary course of business and consistent with past practice, all licenses, sublicenses and other Contracts to which an Acquired Company is a party and pursuant to which: (A) an Acquired Company acquired or is authorized to use any Third-Party Intellectual Property used in the development, marketing or licensing of the Company Products or (B) any Person is authorized to use any Company-Owned Intellectual Property;

(ix) any license, sublicense or other Contract pursuant to which an Acquired Company has agreed to any material restriction on the right of an Acquired Company to use or enforce any Company-Owned Intellectual Property or pursuant to which an Acquired Company agrees to sell rights in any Company-Owned Intellectual Property;

(x) any Contract providing for the development of any material software, technology or other Intellectual Property, independently or jointly, either by or for an Acquired Company (other than employee invention assignment agreements and consulting agreements on the Company’s standard form of agreement) (collectively with the Contracts described in Sections 2.16(a)(viii) and 2.16(a)(ix), the “Company Intellectual Property Agreements”);

(xi) any Contracts relating to the membership of, or participation by, an Acquired Company in, or the affiliation of an Acquired Company with, any industry standards group or association;

(xii) (A) any material settlement agreement with respect to any Legal Proceeding, and (B) any separation agreement, severance agreement or release with any current or former employees, in each case, under which an Acquired Company has any actual Liability in excess of $250,000;

(xiii) any Contract material to the assets or business of any of the Acquired Companies as currently conducted pursuant to which rights of any third party are triggered or become exercisable as a result of the execution of this Agreement or the consummation of the Share Purchase;

(xiv) any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with IFRS;

(xv) any Contract or plan (including any stock option, merger and/or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any Shares or any other Equity Interests of the Company, except for the VSOPs and the Promised Company Options;

(xvi) any Contract of guarantee, surety, support, indemnification (other than pursuant to its standard customer agreements), assumption or endorsement of, or any similar commitment with respect to, the Liabilities or indebtedness of any other Person (other than an Acquired Company);

(xvii) any Contract for capital expenditures in excess of $100,000 in the aggregate;

(xviii) any Contract pursuant to which an Acquired Company is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving expenditures in excess of $250,000 per annum, and any Real Estate Leases;

(xix) any Contract pursuant to which an Acquired Company has acquired or disposed of a business or entity, or all or substantially all of the assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any similar Contract pursuant to which an Acquired Company has acquired any material ownership interest in any other Person (other than an Acquired Company);

(xx) other than Contracts relating to the provision of utilities, any material Contract with any Governmental Entity or any Contract with a government prime contractor, or higher-tier government subcontractor, including any indefinite delivery/indefinite quantity contract, firm-fixed-price contract, schedule contract, blanket purchase agreement, or task or delivery order (each a “Government Contract”); and

(xxi) any other Contract not listed in clauses (i) through (xx) that individually had in the prior twelve-month period, or would reasonably be expected to have a value or payment obligation in excess of $500,000.

(b) All Material Contracts are in written form. Each Acquired Company has performed all of the material obligations therein required to be performed by it under any Material Contract through the Original Agreement Date and as of the Closing Date will have performed all of the material obligations therein required to be performed by it under any Material Contract through the Satisfaction Date. No Acquired Company is alleged in writing to be in default in respect of any Material Contract to which such Acquired Company is a party. Each of the Material Contracts is in full force and effect, subject only to the effect, if any, of the Enforceability Exceptions. There exists no default or event of default or material breach, with respect to an Acquired Company or to the knowledge of the Company, with respect to any other contracting party, that, with the giving of notice, or the lapse of time, would reasonably be expected to (i) become a default or event of default under any Material Contract or (ii) give such other contracting party (A) the right to declare a default or exercise any material remedy under any Material Contract, (B) the right to a material rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any material obligation of an Acquired Company under any Material Contract or (D) the right to cancel, terminate or modify any Material Contract. As of the Original Agreement Date, no Acquired Company has received any notice or other written communication regarding any actual or purported violation or breach of, default under, or intention to cancel or modify any Material Contract. As of the Original Agreement Date, to the knowledge of the Company, no Acquired Company has Liability for renegotiation of Government Contracts.

2.17 Customers and Suppliers.

(a) Schedule 2.17(a) of the Company Disclosure Letter sets forth a correct and complete list of the top-25 customers of the Acquired Companies, in the aggregate, based upon payments made by the Acquired Companies during the period from January 1, 2019 to October 31, 2020, including the amounts of the payments made to such parties in 2019 and in the first ten (10) months of 2020 (each a “Key Customer”). None of Key Customers has (i) cancelled or otherwise terminated any contract with an Acquired Company or (ii) to the knowledge of the Company, threatened, or indicated its intention, to cancel or otherwise terminate its relationship with an Acquired Company, or to reduce its commission or other rate of payment to an Acquired Company.

(b) Schedule 2.17(b) of the Company Disclosure Letter sets forth a correct and complete list of the top-25 partners, suppliers, vendors and other third-party service providers (excluding lenders) of the Acquired Companies, in the aggregate, based upon payments made by the Acquired Companies during the period from January 1, 2019 to October 31, 2020, including the amounts of the payments made to such parties in 2019 and in the first ten (10) months of 2020 (each a “Key Supplier”). None of the Key Suppliers has (i) cancelled or otherwise terminated any contract with an Acquired Company or (ii) to the knowledge of the Company, threatened, or indicated its intention, to cancel or otherwise terminate its relationship with an Acquired Company, to reduce its commission or other rate of payment to an Acquired Company.

2.18 Transaction Fees. No broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions or any Acquisition Proposal based on arrangements made by or on behalf of any Acquired Company.

2.19 Anti-Corruption Law.

(a) Neither an Acquired Company nor any of its directors, employees, agents or representatives (in each case, acting in their capacities as such) has, since the Lookback Date, directly or indirectly through its representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), (i) violated any Anti-Corruption Law or (ii) offered, given, promised to give or authorized the giving of money or anything of value, to any Government Official or to any other Person: (A) for the purpose of (I) corruptly or improperly influencing any act or decision of any Government Official in his, her or its official capacity, (II) inducing any Government Official to do or omit to do any act in violation of his, her or its lawful duties, (III) securing any improper advantage or (IV) inducing any Government Official to use his, her or its respective influence with a Governmental Entity to affect any act or decision of such Governmental Entity in order to, in each case of clauses (I) through (IV), assist an Acquired Company in obtaining or retaining business for or with, or directing business to, any Person or (B) in a manner that would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.

(b) There have been no false or fictitious entries made in the books and records of the Acquired Companies relating to any unlawful offer, payment, promise to pay or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment and the Acquired Companies have not established or maintained a secret or unrecorded fund or account.

(c) Neither an Acquired Company nor any of its directors or managing directors or employees (acting in their capacities as such) has been convicted of, pled guilty to or been charged with violating any Anti-Corruption Law or subjected to any investigation or proceeding by a Governmental Entity for potential corruption, fraud or violation of any Anti-Corruption Law.

2.20 Environmental, Health and Safety Matters. Each Acquired Company is in material compliance with all Environmental, Health and Safety Requirements in connection with the ownership, use, maintenance or operation of its business or assets or properties. There are no pending, or to the knowledge of the Company, threatened allegations by any Person that the properties or assets of an Acquired Company are not, or that its business has not been conducted, in material compliance with all Environmental, Health and Safety Requirements. No Acquired Company has retained or assumed any material Liability of any other Person (other than another Acquired Company) under any Environmental, Health and Safety Requirements. To the knowledge of the Company, there are no past or present facts, circumstances or conditions that would reasonably be expected to give rise to any material Liability of an Acquired Company with respect to Environmental, Health and Safety Requirements.

2.21 Sanctions and Export Control Laws. Since (i) January 1, 2015, with respect to each Acquired Company except Unbotify Ltd. (“Unbotify”) and Acquired.io (“Acquired.io”), (ii) January 24, 2019 with respect to Unbotify, and (iii) December 14, 2018 with respect to Acquired.io, each Acquired Company has conducted its transactions in accordance in all material respects with all applicable provisions of sanctions, export control, customs and other trade laws and regulations, including those of (a) the United States, including the Export Administration Regulations, the executive orders and regulations administered by the United States Department of the Treasury’s Office of Foreign Assets Control, and other controls administered by the United States Department of Treasury, the United States Department of Commerce and/or the United States Department of State, (b) the European Union, including the European Union Dual-Use Regulation (Council Regulation (EC) No 428/2009), and (c) Germany. Without limiting the foregoing: (i) each Acquired Company has obtained, made or properly used all material sanctions, export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (A) the export, import, re-export or retransfer of products, equipment, materials services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (collectively, “Export Approvals”), (ii) each Acquired Company is in material compliance with the terms of all applicable Export Approvals, (iii) there are no pending or, to the knowledge of the Company, threatened government inquiries or other claims against an

Acquired Company with respect to such Export Approvals or with respect to compliance with trade laws or regulations, (iv) there are no actions, conditions or circumstances pertaining to an Acquired Company’s transactions that would reasonably be expected to give rise to any future government inquiries or other claims and (v) no Export Approvals for the transfer of export licenses to Acquirer, Holdco, and/or an Acquired Company are required, except for such Export Approvals that can be obtained expeditiously and without material cost. In addition, the Acquired Companies are not conducting business with or providing services to, and have no plan to conduct business with or provide services to, any entity or individual located in, controlled by or acting on behalf of any country or region that is currently the target of, or whose government is currently the target of, comprehensive sanctions imposed by the United States, the European Union or the United Kingdom (as of the Original Agreement Date, being Iran, Syria, Cuba, North Korea, Venezuela and Crimea). No Acquired Company appears on any sanctioned party list issued by the United States, the UN Security Council, the European Union or the United Kingdom, nor is any Acquired Company owned or controlled by any such Person.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

Each Shareholder, severally and as to itself only, represents and warrants to Acquirer and Holdco as of the Original Agreement Date (except for such representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be made as of such specified date or dates) as follows:

3.1 Capacity and Authority.

(a) As of the Agreement Date, if such Shareholder is a natural person, such Shareholder has the legal capacity to enter into this Agreement and to consummate the Transactions.

(b) As of the Agreement Date, if such Shareholder is an entity, (i) it is an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) such entity Shareholder has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business, (iii) such entity Shareholder is not in violation of any of the provisions of its organizational documents, and (iv) such entity Shareholder has the requisite corporate, partnership or similar power and authority to enter into this Agreement and to consummate the Transactions. As of the Agreement Date, the execution and delivery of this Agreement and the other Transaction Documents (to which such entity Shareholder is party) and the consummation of the Transactions have been duly authorized by all necessary action on the part of such entity Shareholder.

(c) This Agreement has been duly executed and delivered by such Shareholder and, assuming the due execution and delivery of this Agreement by the other parties hereto, this Agreement constitutes the valid and binding obligation of such Shareholder enforceable against such Shareholder in accordance with its terms, subject only to the effect, if any, of the Enforceability Exceptions.

3.2 Non-contravention.

(a) Except as set forth on Schedule 2.4(b) of the Company Disclosure Letter, the execution and delivery of this Agreement by such Shareholder does not, and the consummation of the Transactions will not, (i) result in the creation of any Encumbrance on any of the Shares held by such Shareholder or (ii) conflict with, or result in any material violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any material obligation or loss of any material benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of such Shareholder’s organizational documents (if an entity), (B) any material Contract to which Shareholder is party, or (C) any Applicable Law, except where such Encumbrance, conflict, violation, default, termination, cancellation, loss of benefit, acceleration, consent, approval or waiver would not, individually or in the aggregate, reasonably be expected to be material to such Shareholder’s ability to consummate the Share Purchase or to perform such Shareholder’s obligations under this Agreement.

(b) Except as required by applicable federal and state securities laws or filings required under Antitrust Laws or laws relating to the notification or approval of foreign direct investments, no consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to such Shareholder in connection with the execution and delivery of this Agreement or the consummation of the Transactions that, if not obtained or made would reasonably be expected to adversely affect the ability of such Shareholder to consummate the Transactions.

3.3 Ownership of Shares.

(a) Such Shareholder is the sole legal and beneficial owner of the number and class of Shares set forth opposite such Shareholder’s name on Schedule 2.3(a) of the Company Disclosure Letter, in each case free and clear of any Encumbrances (other than Encumbrances arising under applicable securities Laws and Encumbrances under the Organizational Documents of the Company), and, upon consummation of the Transactions in accordance with the terms hereof, Holdco will acquire good and marketable title to such Shares, free of any and all Encumbrances (other than Encumbrances arising under applicable securities Laws and Encumbrances under the Organizational Documents of the Company).

(b) Other than as set forth on Schedules 2.3(a), 2.3(b)-(i), 2.3(b)-(ii) and 2.3(c) of the Company Disclosure Letter, as of the Original Agreement Date, such Shareholder has no Equity Interests of the Company, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character, obligating such Shareholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or other rights to purchase or otherwise acquire any Equity Interests of the Company, whether vested or unvested.

(c) There are no Contracts relating to voting, purchase, sale or transfer of any Shares held by such Shareholder (i) between the Company and such Shareholder, other than (A) written Contracts granting the Company the right to purchase unvested shares upon termination of employment or service, (B) the Organizational Documents, (C) the shareholders’ agreement in relation to the Company concluded between the Shareholders and the Company and set forth on Schedule 2.3(f) of the Company Disclosure Letter and (D) Contracts issued under the Company Option Plan or (ii) between such Shareholder and any other Shareholders.

3.4 Non-U.S.; Accredited Investor; Regulation S.

(a) Unless Shareholder’s name is set forth on Schedule D, such Shareholder (A) if a natural person, is not a U.S. citizen or resident as interpreted by the U.S. Securities and Exchange Commission, including in accordance with Question 110.03 of the U.S. Securities and Exchange Commission’s Compliance and Disclosure Interpretations, or (B) if an entity, has its jurisdiction of formation and principal place of business outside of the United States.

(b) Such Shareholder is either (A) an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act or (B) not a U.S. Person.

(c) Only in the case that such Shareholder is not a U.S. Person, then such Shareholder additionally represents and warrants that:

(i) such Shareholder acknowledges that the offer and issuance of the Acquirer Stock to such Shareholder was made in an offshore transaction (as defined in Rule 902(h) of Regulation S), no directed selling efforts (as defined in Rule 902(c) of Regulation S) were made in the United States, and such Shareholder is not acquiring the Acquirer Stock for the account or benefit of any U.S. Person and:

(ii) such Shareholder will not, during the restricted period applicable to the Acquirer Stock and to any certificate representing the Acquirer Stock, offer or sell any of the foregoing securities (or create or maintain any derivative position equivalent thereto) in the United States, to or for the account or benefit of a U.S. Person or other than in accordance with Regulation S; and

(iii) such Shareholder will, after the expiration of the applicable restricted period, offer, sell, pledge or otherwise transfer the Acquirer Stock (or create or maintain any derivative position equivalent thereto) only pursuant to registration under the Securities Act or any available exemption therefrom and, in any case, in accordance with applicable state securities laws.

(iv) such Shareholder acknowledges and agrees that the Company shall not register the transfer of the Acquirer Stock in violation of these restrictions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ACQUIRER AND HOLDCO

Acquirer and Holdco represent and warrant to the Company and the Shareholders as of the Original Agreement Date (except for such representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be made as of such specified date or dates) as follows:

4.1 Organization and Standing. Acquirer is a corporation, duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Holdco is a limited liability company, duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Acquirer and Holdco have the requisite corporate power and authority and all material governmental approvals necessary to own, lease and operate its properties and to carry on its business. Acquirer and Holdco are not in violation of any of the provisions of its certificate of incorporation or bylaws, or equivalent organizational or governing documents. Holdco has conducted its operations only as contemplated by this Agreement and has engaged in no other business activities.

4.2 Authority; Non-contravention.

(a) As of the Agreement Date, (i) each of Acquirer and Holdco has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and (subject to approval of the Acquirer Restated Charter by the requisite stockholders of Acquirer in the case of the filing of the Acquirer Restated Charter) to consummate the Transactions, (ii) the execution and delivery of this Agreement and the other Transaction Documents to which Acquirer or Holdco is a party and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Acquirer or Holdco, as the case may be, and (iii) each of this Agreement and the other Transaction Documents to which Acquirer or Holdco is a party has been duly executed and delivered by Acquirer and Holdco and, assuming the due execution and delivery of this Agreement and such other Transaction Documents by the other parties hereto and thereto, constitutes the valid and binding obligations of Acquirer and Holdco enforceable against Acquirer and Holdco in accordance with their terms, subject only to the effect, if any, of the Enforceability Exceptions. As of the Agreement Date, the stockholders of Acquirer that are party to the voting agreement pursuant to which such stockholders have agreed to vote their shares of Acquirer stock in favor of the adoption of the Acquirer Restated Charter hold sufficient shares of Acquirer stock to approve the filing of the Acquirer Restated Charter.

(b) The execution and delivery of this Agreement and the other Transaction Documents to which Acquirer or Holdco is a party does not, and the consummation of the Transactions will not, (i) result in the creation of any Encumbrance on any of the Acquirer Stock or (ii) conflict with, or result in any material violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of Acquirer’s or Holdco’s organizational documents, (B) any material Contract to which

Acquirer or Holdco is party, or (C) any Applicable Law, except, in the case of clauses (ii)(B) and (ii)(C), where such Encumbrance conflict, violation, default, termination, cancellation, acceleration, loss of benefit, consent, approval or waiver individually or in the aggregate, would not, individually or in the aggregate, reasonably be expected to impair in any material respect Acquirer’s or Holdco’s ability to perform its obligations under this Agreement or to prevent the consummation of the Transactions.

(c) Except as required by applicable federal and state securities laws or filings required under Antitrust Laws or laws relating to the notification or approval of foreign direct investments, no material consent, approval, order or authorization of, or material registration, declaration or material filing with, any Governmental Entity is required by or with respect to Acquirer or Holdco in connection with the execution and delivery of this Agreement or any other Transaction Document to which Acquirer or Holdco is a party or the consummation of the Transactions.

4.3 Capitalization. As of the Original Agreement Date, the authorized and outstanding equity capital of Holdco consists only of membership interests, which are all held by Acquirer. As of the Original Agreement Date, the authorized and outstanding equity capital of Acquirer consists of the following:

(a) 386,400,000 shares of Acquirer Common Stock, 184,187,252 shares of which are issued and outstanding, 43,200,000 shares of Acquirer Class F Common Stock 42,564,150 shares of which are issued and outstanding, and 109,090,908 shares of Acquirer Preferred Stock, all of which are issued and outstanding. All of the outstanding shares of Acquirer Common Stock, Acquirer Class F Common Stock and Acquirer Preferred Stock are duly authorized, validly issued, fully paid and nonassessable. All issued and outstanding shares of Acquirer Common Stock, Acquirer Class F Common Stock and Acquirer Preferred Stock were issued in material compliance with all applicable federal and state securities laws. Each share of Acquirer Class F Common Stock and Acquirer Preferred Stock is convertible into one share of Acquirer Common Stock.

(b) 125,316,000 shares of Acquirer Common Stock are subject to issuance to officers, directors, employees and consultants of the Acquirer pursuant to Acquirer’s 2011 Equity Incentive Plan, as amended (the “Acquirer Stock Plan”). Of such shares of Acquirer Common Stock reserved under the Acquirer Stock Plan, (i) 20,538,798 Acquirer Options have been granted and are currently outstanding, (ii), 34,256,685 shares of Acquirer Common Stock have been issued pursuant to the exercise of Acquirer Options (other than in the case of (i) and (ii), exercises made between two days prior to the Original Agreement Date and the Original Agreement Date), and (iii) 3,428,011 shares of Acquirer Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Acquirer Stock Plan (other than any return of options from employee terminations occurring in the three month period prior to the Original Agreement Date).

4.4 Financial Statements; No MAE.

(a) Acquirer has made available to the Company the audited financial statements of Acquirer, on a consolidated basis, for the year ended December 31, 2019, and the unaudited financial statements of Acquirer, on a consolidated basis, for the nine (9)-months ended September 30, 2020 (including, in each case, balance sheets, statements of operations and statements of cash flows) (collectively, the “Acquirer Financial Statements”). The Acquirer Financial Statements (i) are derived from the books and records of Acquirer, (ii) complied as to form in all material respects with applicable accounting requirements with respect thereto as of their respective dates, (iii) fairly and accurately present in all material respects the consolidated financial condition of Acquirer and its Subsidiaries at the dates therein indicated and the consolidated results of operations and cash flows of Acquirer and its Subsidiaries for the periods therein specified (subject, in the case of unaudited interim period financial statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate are or will be material in amount) and (iv) were prepared in accordance with U.S. generally accepted accounting standards (“GAAP”), except, in the case of the unaudited consolidated financial statements of Acquirer for the nine (9)-months ended September 30, 2020, for the absence of footnotes, applied on a consistent basis throughout the periods involved.

(b) Since January 1, 2020, there has not been any Material Adverse Effect with respect to Acquirer.

4.5 Litigation. There is no material Legal Proceeding to which Acquirer or Holdco is a party pending or threatened in writing against Acquirer or Holdco or any of their assets or any of their directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with Acquirer or Holdco), in each case, which would reasonably be expected to impair in any material respect Acquirer’s or Holdco’s ability to perform its obligations under this Agreement or to prevent the consummation of the Transactions. There is no material Order in effect or pending against Acquirer, Holdco, any of their assets, or, to the knowledge of Acquirer, any of Acquirer’s or Holdco’s directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with Acquirer or Holdco) which would reasonably be expected to impair in any material respect Acquirer’s or Holdco’s ability to perform its obligations under this Agreement or to prevent the consummation of the Transactions.

4.6 Issuance of Acquirer Stock. The shares of Acquirer Stock issuable in the Share Purchase, when issued by Acquirer in accordance with this Agreement will be duly authorized, validly issued, fully paid and non-assessable and, assuming the accuracy of the representations and warranties contained in Section 3.4, issued in accordance with the registration or qualification provisions of the Securities Act, and any relevant state securities laws, or pursuant to valid exemptions therefrom. Such shares of Acquirer Stock, when delivered at the Closing pursuant to Section 1.3(c), will be delivered free and clear of all Encumbrances (other than Encumbrances arising under applicable securities Laws and Encumbrances under the Organizational Documents of Acquirer and under the other Transaction Documents to which the Shareholders are party).

4.7 Adequate Cash Resources. Acquirer has and, at and following the Closing and at all times between the Original Agreement Date and the Closing, Acquirer will have available to it, sufficient funds to satisfy its monetary obligations (including payment of the Cash Consideration and payments under Section 1.3(a)(iii)) in order to consummate the Transactions and pay or cause to be paid the applicable consideration required by this Agreement.

4.8 Transaction Fees. No broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions or any Acquisition Proposal based on arrangements made by or on behalf of Acquirer or Holdco.

ARTICLE V

CONDUCT PRIOR TO THE CLOSING

5.1 Conduct of the Business; Notices. During the period from the Original Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing (the “Pre-Closing Period”), the Company shall, and shall cause each other Acquired Company to:

(a) conduct Business solely in the ordinary course consistent with past practice (except to the extent expressly provided otherwise herein, as consented to in writing by Acquirer, or if and to the extent necessary to comply with Public Health Recommendations or other Applicable Law and with prior written notice of such actions to Acquirer) and in compliance with Applicable Law;

(b) (i) pay and perform all of its undisputed debts and other obligations (including Taxes) when due, including fully paying and discharging the items on Schedule 5.1(b) (the “Specified Liabilities”) (ii) use commercially reasonable efforts consistent with past practice and policies to collect accounts receivable when due and not extend credit outside of the ordinary course of business consistent with past practice, (iii) sell the Company’s products and services consistent with past practice as to discounting, license, service and maintenance terms, incentive programs and revenue recognition and other similar terms, and (iv) use its commercially reasonable efforts consistent with past practice to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it;

(c) promptly notify Acquirer of any written notice or other written communication received by the Company from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(d) promptly notify Acquirer (to the extent legally permissible) of any written notice or other written communication from any Governmental Entity (i) relating to the Transactions, (ii) indicating that a Company Authorization has been or is about to be revoked or (iii) indicating that a Company Authorization is required in any jurisdiction in which such Company Authorization has not been obtained, which revocation or failure to obtain would reasonably be expected to be material to the Acquired Companies; and

(e) to the extent not otherwise required by this Section 5.1, promptly notify Acquirer of any change, occurrence or event that, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to cause any of the conditions to the Closing set forth in Article VII not to be satisfied.

5.2 Restrictions on Conduct of the Business. Without limiting the generality or effect of the provisions of Section 5.1, except as expressly set forth on Schedule 5.2 of the Company Disclosure Letter, during the Pre-Closing Period, the Company shall not, and shall cause each other Acquired Company not to, do, cause or permit any of the following (except to the extent expressly provided otherwise herein or in Schedule 5.2 of the Company Disclosure Letter, as consented to in writing by Acquirer, or if and to the extent necessary to comply with Public Health Recommendations or other Applicable Law):

(a) Organizational Documents. Cause, propose or permit any amendments to the Organizational Documents or equivalent organizational or governing documents;

(b) Merger, Reorganization. Merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

(c) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or other property) in respect of any of its Equity Interests, or split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of any Equity Interests or other securities in respect of, in lieu of or in substitution for its Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests except from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service;

(d) Material Contracts. (i) Enter into, amend or modify any (A) Contract that would (if entered into, amended or modified prior to the Original Agreement Date) constitute a Material Contract unless in the ordinary course of business or (B) Contract requiring a novation or consent in connection with the Share Purchase or the other Transactions, (ii) terminate, amend or modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any of its Material Contracts, or (iii) enter into, amend, modify or terminate any Material Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to (A) adversely affect the Acquired Companies (or, following consummation of the Share Purchase, Acquirer or any of its Affiliates) in any material respect, (B) impair the ability of an Acquired Company to perform their respective obligations under this Agreement or (C) prevent or materially delay or impair the consummation of the Share Purchase and the other Transactions;

(e) Issuance of Equity Interests. Issue, deliver, grant or sell or authorize or propose the issuance, delivery, grant or sale of, or purchase or propose the purchase of, any Company Voting Debt or any Equity Interests, or enter into or authorize or propose to enter into any Contracts of any character obligating it to issue any Equity Interests, other than: (i) the issuance of shares pursuant to the exercise of Company Options that are outstanding as of the Original Agreement Date, and (ii) the repurchase of any Shares from former employees, non-employee directors and consultants in accordance with Contracts providing for the repurchase of shares in connection with any termination of service;

(f) Employees; Consultants; Independent Contractors. (i) Hire, or offer to hire, more than 15 additional employees or individual independent contractors, or any such Persons with a base salary that is higher than €100,000 or with a title that is higher than “Director”, (ii) terminate the employment (other than for good cause justifying a dismissal without notice), (iii) increase the compensation or benefits payable to any employee or individual independent contractor, except for increases of no more than 5% in the ordinary course of business consistent with past practices, (iv) establish, adopt, amend, renew, announce, waive any rights with respect to, modify or terminate (or commit to do any of the preceding in respect of) any Company Employee Plan except for (1) amendments to Company Employee Plans made in the ordinary course of business that do not increase the expense of maintaining such plan and (2) establishing or adopting Company Employee Plans that provide for health benefits in the ordinary course of business in connection with the Acquired Companies’ annual or open enrollment procedures that do not increase the expense to be greater than the immediately preceding Company Employee Plan providing for the same health benefits or (v) enter into any Contract with a labor union or collective bargaining agreement (unless required by Applicable Law);

(g) Loans and Investments. Make any loans or advances (other than routine expense advances to employees of an Acquired Company consistent with past practice) to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money;

(h) Intellectual Property. Except for the grant of non-exclusive licenses in the ordinary course of business consistent with past practice, transfer or license to any Person any rights to any Company-Owned Intellectual Property, or transfer or provide a copy of any Company Source Code to any Person (including any current or former employee or consultant of an Acquired Company or any contractor or commercial partner of an Acquired Company) (other than providing access to Company Source Code to current employees, contractors and consultants of an Acquired Company involved in the development of the Company Products in the ordinary course of business);

(i) Dispositions. Sell, lease, license or otherwise dispose or permit to lapse of any of its material tangible or intangible assets (including Equity Interests), other than sales and non-exclusive licenses and abandonments of Company Products in the ordinary course of business consistent with past practice, or enter into any Contract with respect to the foregoing;

(j) Indebtedness. Incur, amend or modify, or enter into any Contract with respect to, any Company Debt or guarantee any Liabilities of any other Person;

(k) Payment of Obligations. Pay, discharge or satisfy (i) any Liability to any Person who is an officer, director or stockholder of an Acquired Company (other than compensation due for services as an officer or director, reimbursements of expenses made in the ordinary course of business and consistent with past practice, and payments to any service provider that are required pursuant to existing written agreements, correct and complete copies of which have been provided to Acquirer) or (ii) any claim or Liability arising other than in the ordinary course of business consistent with past practice, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements;

(l) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements in excess of $1,000,000 in the aggregate;

(m) Insurance. Materially change the amount of, or terminate, any insurance coverage;

(n) Lawsuits; Settlements. (i) Commence a lawsuit outside of the ordinary course of business, other than (A) for the routine collection of bills (provided that the Company consults with Acquirer prior to the filing of such a suit), (B) for a breach of this Agreement or any Transaction Documents, (C) to enforce the rights of an Acquired Company under its Contracts or Applicable Law, including confidentiality and non-compete covenants, or (D) to avoid imminent and material harm to any of the Acquired Companies, or (ii) settle or agree to settle any pending or threatened material lawsuit or other material dispute;

(o) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material to the Acquired Companies, taken as a whole, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(p) Employee Benefit Plans; Pay Increases. (i) Adopt or amend any Company Employee Plan (including adoption of anything that would, upon such adoption, come within the definition of “Company Employee Plan” hereunder) that provides for any stock issuance, virtual share option plan or stock option plan, (ii) amend any deferred compensation plan within the meaning of Section 409A of the Code and the regulations thereunder, except to the extent necessary to meet the requirements of such Section or Notice, or (iii) pay any special bonus or special remuneration to any employee or non-employee director or consultant;

(q) Severance and Acceleration Arrangements. Grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Person (in each case, other than payments or acceleration that have been disclosed to Acquirer as set forth on Schedule 5.2 of the Company Disclosure Letter).

(r) Taxes. Make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any federal, state, or non-U.S. Tax Return without consent of Acquirer (such consent not to be unreasonably withheld, conditioned or delayed), file any amendment to a federal, state, or non-U.S. income Tax Return or any other material Tax Return, enter into any Tax sharing or similar agreement or closing agreement relating to Taxes, assume any Liability for the Taxes of any other Person (whether by Contract or otherwise), settle any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, enter into intercompany transactions giving rise to deferred gain or loss of any kind, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax if such similar action would reasonably be expected to have the effect of increasing the Tax Liability of Acquirer or its Affiliates for any period ending after the Closing Date or decreasing any Tax attribute of the Acquired Companies existing on the Closing Date;

(s) CARES Act. Apply for or accept either (i) any loan pursuant to the Paycheck Protection Program in Section 1102 and Section 1106 of the CARES Act, respectively, (ii) any funds pursuant to the Economic Injury Disaster Loan program or an advance on an Economic Injury Disaster Loan pursuant to Section 1110 of the CARES Act, or (iii) any similar COVID-19 relief related program in Germany;

(t) Accounting. Change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in IFRS;

(u) Real Property. Enter into any agreement for the purchase, sale, or material lease of any real property;

(v) Encumbrances. Place or allow the creation of any Encumbrance (other than a Permitted Encumbrance) on any of its properties;

(w) Warranties; Discounts. Materially change the manner in which it provides warranties, discounts, refunds or credits to customers;

(x) Interested Party Transactions. Enter into any Contract that, if entered prior to the Original Agreement Date, would be required to be listed on Schedule 2.13 of the Company Disclosure Letter; and

(y) Other. Take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (x) in this Section 5.2.

5.3 Conduct of Acquirer’s Business; Acquirer Notices. During the Pre-Closing Period, Acquirer shall:

(a) promptly notify the Company (to the extent legally permissible) of any written notice or other written communication from any Governmental Entity relating to the Transactions;

(b) to the extent not otherwise required by this Section 5.3, promptly notify the Company of any change, occurrence or event that, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to be materially adverse to Acquirer’s ability to consummate the Transactions or cause any of the conditions to the Closing set forth in Article VII not to be satisfied;

(c) not adopt a plan of complete or partial liquidation or dissolution; or

(d) not cause, propose or permit any amendments to the certificate of incorporation of Acquirer except (i) in the form attached hereto as Exhibit C or in the form attached as an exhibit to the Investment Agreement or (ii) in a manner that will not materially and adversely affect the rights of the Shareholders as potential holders of Acquirer Stock (it being agreed that the implementation of dual class voting provisions for only certain holders of Acquirer’s Equity Interests shall be permitted and not considered to materially and adversely affect the rights of the holders of Acquirer Stock for purposes of this clause (d)).

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Certain Approvals.

(a) Pursuant to section 8.6 of the articles of association of the Company, the transfer of the Shares requires the prior written consent of the Company (for which internally, the consent of the advisory board of the Company is required). By declaration dated January 29, 2021, a copy of which is attached hereto for documentation purposes (nur zu Beweiszwecken) as Schedule E-1, the Company has approved of the sale and transfer of the Shares in accordance with this Agreement.

(b) The shareholders’ meetings of (i) phm equity GmbH, (ii) campfire equity GmbH, and (iii) Spree Eternity GmbH have consented to the sale and transfer of the Shares held by them, respectively, in Annex A of the Framework Deed.

(c) By declarations dated on or around January 21, 2021, copies of which are attached hereto for documentation purposes (nur zu Beweiszwecken) as Schedule E-2, (i) the spouse of Christian Henschel has consented to the sale and transfer of the Shares held by Spree Eternity GmbH, (ii) the spouse of Mirko Deneke has consented to the sale and transfer of the Shares held by Management GbR, and (iii) the spouse of Egor Lukomsky has consented to the sale and transfer of the Shares held by Egor Lukomsky, each in accordance with this Agreement pursuant to Section 1365 German Civil Code.

(d) During the Pre-Closing Period, each Shareholder undertakes to give its consent, waive and/or approve any measure giving effect to or in connection with this

Agreement, including waiving any notice requirements under applicable bylaws or shareholders’ agreements, vote pooling agreements (if any) or similar agreements relating to the Shares in the Company (“Prior Shareholders’ Agreements”) which are attached hereto for documentation purposes (nur zu Beweiszwecken) as Schedule E-3. The Shareholders undertake to ensure that no Prior Shareholders’ Agreement shall continue to be in effect as from the Closing.

(e) During the Pre-Closing Period, without Acquirer’s consent, no Shareholder may sell, assign, transfer, pledge, encumber, or otherwise dispose of any of its Shares.

6.2 Acquirer Restated Charter. During the Pre-Closing Period, Acquirer shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable (including obtaining the required consent of the shareholders of Acquirer) to approve and adopt the Acquirer Restated Charter and ensure that the Acquirer Restated Charter is the certificate of incorporation of Acquirer as of the Closing. Notwithstanding the foregoing, Acquirer shall not be required to file the Acquirer Restated Charter if an IPO has occurred before the Closing.

6.3 No Solicitation.

(a) During the Pre-Closing Period, the Company and the Shareholders shall not, and shall not authorize or permit any of their Representatives to, directly or indirectly, (i) solicit, initiate, seek, entertain, knowingly encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of the advisory board or any Shareholders or (vi) enter into any other transaction or series of transactions not in the ordinary course of business consistent with past practice, the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Transactions. The Company and the Shareholders shall, and shall cause their Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Original Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Acquirer and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company in connection with an Acquisition Proposal and request from each Person (other than Acquirer and its Representatives) the prompt return or destruction of all non-public information with respect to the Company previously provided to such Person in connection with an Acquisition Proposal. If any of the Company’s or Shareholders’ Agent takes any action that the Company and the Shareholders are obligated pursuant to this Section 6.3 not to authorize or permit such Representative to take, then the Company or such Shareholder, as the case may be, shall be deemed for all purposes of this Agreement to have breached this Section 6.3.

(b) The Company and the Shareholders shall immediately (but in any event, within 24 hours) notify Acquirer orally and in writing after receipt by it (or, to its actual knowledge, by any of its Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal or (iv) any request for non-public information relating to the Company or for access to any of the properties, books or records of the Company by any Person or Persons other than Acquirer and its Representatives. Such notice shall describe (A) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (B) the identity of the Person or group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company and the Shareholders (as the case may be) shall keep Acquirer fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall provide to Acquirer a correct and complete copy of such inquiry, expression of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing. The Company shall provide Acquirer with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Company’s advisory board) of any meeting of the Company’s advisory board at which the advisory board is reasonably expected to discuss any Acquisition Proposal.

6.4 Confidentiality; Public Disclosure.

(a) The Company and Acquirer acknowledge that they have previously executed a Mutual Non-Disclosure Agreement, dated October 19, 2020 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms. Each party hereto agrees that it and its Representatives shall hold the terms of this Agreement, and the fact of this Agreement’s existence, in strict confidence. At no time shall the parties hereto disclose any of the terms of this Agreement or any non-public information about Acquirer or the Company, as applicable, to any other Person without the prior written consent of such party about which such non-public information relates. Notwithstanding anything to the contrary in the foregoing, (i) each party shall be permitted to disclose any and all terms to its financial, tax and legal advisors (each of whom is subject to a similar obligation of confidentiality), and to any Governmental Entity or administrative agency to the extent necessary or advisable to be in compliance with Applicable Law, (ii) the Shareholders and its Affiliates shall be permitted to make any disclosures respecting the Transactions to their direct or indirect investors and equityholders and bona fide prospective investors and financing sources for bona fide fund raising or reporting purposes consistent with customary private equity practices so long as (A) such investors are bound by customary confidentiality arrangements covering the information that is disclosed and (B) any such disclosures will not be inconsistent with any press release or public announcement approved in accordance with the foregoing sentence, and (iii) Acquirer shall be permitted to make any disclosures respecting the Transactions in connection with any public offerings of its securities, public company reporting obligations or otherwise required by any securities exchange or Applicable Law; provided, that during the Pre-Closing Period, the Company shall have the right to review any such disclosure respecting the Transactions in advance of its disclosure and Acquirer shall consider in good faith any comments to such disclosure proposed by the Company.

(b) The Company, the Shareholders, and their Representatives shall not issue any press release or other public communications relating to the terms of this Agreement or the Transactions or use Acquirer’s or Holdco’s name or otherwise refer to Acquirer or Holdco directly or indirectly in connection with Acquirer’s and Holdco’s relationship with the Company in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Acquirer. Notwithstanding anything to the contrary contained herein or in the Confidentiality Agreement, except to the extent otherwise required in connection with any public offerings of its securities, public company reporting obligations or otherwise required by any securities exchange or Applicable Law, Acquirer may not make any public communications regarding this Agreement or the Transactions without the Company’s prior written consent (such consent not unreasonably to be withheld, conditioned or delayed). Acquirer and the Company shall cooperate in good faith regarding communications to be made prior to the Closing to Company employees and service providers.

6.5 Reasonable Best Efforts.

(a) Each party hereto shall take any actions reasonably necessary or appropriate to consummate the Transactions and fulfill the conditions to the Closing set forth herein as promptly as practicable following the Original Agreement Date. Each party hereto shall take any further actions reasonably necessary or desirable to carry out the purposes of this Agreement or any other Transaction Document as may be reasonably requested by the other parties hereto.

(b) In furtherance and not in limitation of the terms of Section 6.5, Acquirer and the Company shall cooperate to file, or cause to be filed within five Business Days following the Original Agreement Date, any filings and apply for any approvals or consents that are required under any applicable Antitrust Laws and each of Acquirer and the Company shall, to the extent permitted under Applicable Law, (i) cooperate and coordinate, subject to all applicable privileges (including the attorney-client privilege), with the other in the making of any filings or submissions that are required to be made under any applicable Antitrust Laws or requested to be made by any Governmental Entity in connection with the Transactions, (ii) supply the other or its outside counsel with any information that may be required or requested by any Governmental Entity in connection with such filings or submissions, (iii) supply any additional information that may be required or requested by the Governmental Entities in which any such filings or submissions are made under any applicable Antitrust Laws as promptly as practicable, and (iv) use their respective reasonable best efforts consistent with Applicable Law to cause the expiration or termination of the applicable waiting periods under any applicable Antitrust Laws as soon as reasonably practicable. Subject to Applicable Law relating to the exchange of information, each of the Company and Acquirer shall have the right to review in advance any filing, application, notification or other document to be submitted by the other party to any Governmental Entity under any Antitrust Law. Neither the Company nor Acquirer shall, without the prior written consent of the other party, participate in or permit any of its respective Representatives to participate in any meeting with any Governmental Entity relating to the Transactions unless the Company or Acquirer, as applicable, consults with the other party in advance.

(c) Subject to the limitations set forth in this Section 6.5(c), if any objections are asserted with respect to the Transactions under any applicable Antitrust Law or any other Applicable Law or if any Legal Proceeding is instituted (or threatened to be instituted) by any Governmental Entity challenging the Transactions or that would otherwise prohibit or materially impair or delay the consummation of the Transactions, the Company and Acquirer shall use their respective reasonable best efforts to resolve any such objections or lawsuits or other proceedings (or threatened Legal Proceedings) so as to permit consummation of the Transactions prior to the Termination Date. Notwithstanding anything to the contrary herein, neither Acquirer nor any of its Affiliates shall be required, in order to resolve any such objections or Legal Proceedings (or threatened Legal Proceedings) or otherwise to (i) (A) sell, lease, license, transfer, dispose of, divest or otherwise encumber, or hold separate pending any such action, or (B) propose, negotiate or offer to effect, or consent or commit to, any such sale, lease, license, transfer, disposal, divestiture of, or other Encumbrance on, or holding separate of, before or after the Closing, any material assets, licenses, operations, rights, product lines, businesses, or interest therein of Acquirer or the Company (or any of their respective subsidiaries or other Affiliates), (ii) take or agree to take any other action or agree or consent to any material limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any such material assets, licenses, operations, rights, product lines, businesses, or interest therein of Acquirer or the Company (or any of their respective subsidiaries or other Affiliates), (iii) take or agree to take any other action or agree or consent to the holding separate of the Shares or any material limitation or regulation on the ability of Acquirer or any of its Affiliates to exercise full rights of ownership of the Shares, or (iv) take or agree to take any other material action that is not conditioned on the consummation of the Share Purchase (any one or more of the foregoing actions, an “Antitrust Restraint”). Acquirer may compel the Company to agree to any Antitrust Restraint (or agree to take such Antitrust Restraint) if such Antitrust Restraint is effective only after the Closing. The Company may not agree to any Antitrust Restraint without the prior written consent of Acquirer.

6.6 Third-Party Consents; Notices.

(a) If requested by Acquirer in writing, the Company shall use its commercially reasonable efforts to obtain or deliver, as the case may be, the consents, notices, waivers and approvals under each Contract listed or described on Schedule 2.4(b)

of the Company Disclosure Letter (and any Contract entered into after the Original Agreement Date that would have been required to be listed or described on Schedule 2.4(b) of the Company Disclosure Letter if entered into prior to the Original Agreement Date) as designated by Acquirer, and deliver copies of such consents, notices, waivers and/or approvals to Acquirer prior to the Closing; provided that such commercially reasonable efforts shall not include any requirement of the Shareholders or the Acquired Companies or their Affiliates to expend money, commence any litigation or arbitration proceeding, waive or surrender any right, modify any Contract (including any Material Contract) or offer or grant any other accommodation or concession (financial or otherwise) to any third party. Acquirer agrees that, solely with respect to the Contracts set forth on Schedule 2.4(b) of the Company Disclosure Letter, neither the Company nor any of the Shareholders shall have any Liability whatsoever to Acquirer (and Acquirer shall not be entitled to assert any claims) arising out of or relating to the failure to obtain any consents that may have been or may be required in connection with the Transactions or because of the default, acceleration or termination of or loss of right under any such Contract as a result thereof.

(b) The Company shall give all notices and other information required to be given to the employees of the Company, any employee representatives established under local laws (esp. works councils (Betriebsräte)) any collective bargaining unit representing any group of employees of the Company, and any applicable government authority under other Applicable Law in connection with the Transactions.

6.7 Litigation. From the Original Agreement Date to the Closing, the Company shall (a) notify Acquirer in writing promptly after learning of any Legal Proceeding initiated by or against it, or known by the Company to be threatened against the Company or any of its directors, officers or employees or the Shareholders in their capacity as such (a “New Litigation Claim”), (b) notify Acquirer of ongoing material developments in any New Litigation Claim and (c) consult in good faith with Acquirer regarding the conduct of the defense of any New Litigation Claim.

6.8 Access to Information.

(a) During the Pre-Closing Period, the Company shall afford Acquirer and its Representatives reasonable access during business hours (including remote access) to (i) the Company’s properties, personnel, books, Contracts and records, (ii) all other information concerning the business and properties of the Company as Acquirer may reasonably request, and the Company shall make available to Acquirer and its Representatives correct and complete copies of, including all records and workpapers relating to, the Company’s (A) internal financial statements, (B) Tax Returns, Tax elections and all other records and workpapers relating to Taxes, (C) a schedule of any deferred intercompany gain or loss with respect to transactions to which the Company has been a party and (D) receipts for any Taxes paid to non-U.S. Tax Authorities, and (iii) all other information concerning the business and properties of the Company as Acquirer may reasonably request, including as may be requested to facilitate the integration planning of the Company’s business with Acquirer’s business following the Closing; provided, however, that (x) any such access shall be conducted in a manner not to unreasonably interfere with the businesses or operations of the Acquired Companies; (y) the Acquired Companies shall not be required to take any action which would adversely affect the ability to assert attorney-client, attorney work product or other privilege; provided that the parties hereto shall use commercially reasonable efforts to agree upon a method of disclosure which would not compromise any such privilege; and (z) the Acquired Companies shall not be required to supply any information which (1) such Person is under a contractual or legal obligation not to supply; provided that the parties shall use commercially reasonable efforts to agree upon a method of disclosure which would not compromise such contractual or legal obligation or (2) is a trade secret or commercially sensitive. Any disclosure during any investigation by Acquirer and its Representatives shall not constitute an enlargement of the representations or warranties of the Company or the Shareholders beyond those specifically set forth in this Agreement. All information and access given to Acquirer and its Representatives shall be subject to the terms and conditions of the Confidentiality Agreement.

(b) Subject to compliance with Applicable Law, during the Pre-Closing Period, the Company shall confer from time to time as requested by Acquirer with one or more Representatives of Acquirer to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing operations of the Company.

(c) No information or knowledge obtained by Acquirer during the pendency of the Transactions in any investigation pursuant to this Section 6.8 shall affect or be deemed to modify any representation, warranty, covenant, agreement, obligation or condition set forth herein.

6.9 Spreadsheet. At or prior to the Closing, the Company shall deliver to Acquirer a spreadsheet (the “Spreadsheet”) in form and substance reasonably satisfactory to Acquirer, which spreadsheet shall set forth all of the following information, as of immediately prior to the Closing:

(a) with respect to each Shareholder:

(i) the name, address and email address of record;

(ii) the number of Shares held, by class;

(iii) the Per Shareholder Stock Consideration and the Company’s good faith estimate as of the Closing of the Per Shareholder Consideration and the Per Shareholder Cash Consideration such Shareholder is entitled to receive pursuant to Section 1.1(a) on an aggregate basis for all Shares and the portion of the Per Shareholder Cash Consideration such Shareholder is entitled to receive at the Closing pursuant to Section 1.3(b)(i);

(iv) the amount to be contributed to the Indemnity Holdback Fund, the Purchase Price Adjustment Amount, the Expense Fund, and the Transaction Expenses; and

(v) whether such holder, with respect to its Shares, is subject to withholding as wages or compensation, and the Company’s good faith estimate of the amount of any Taxes, as applicable, that are required to be withheld in accordance with Section 1.5(c) from the consideration that such holder is entitled to receive pursuant to Section 1.1(a);

(b) with respect to each Promised Company Optionholder:

(i) the name, address and email address of record;

(ii) the number of Promised Company Options held;

(iii) the exercise price per share and the number of shares subject to such Promised Company Options;

(iv) the amount to be economically contributed to the Indemnity Holdback Amount the Purchase Price Adjustment Amount and the Expense Fund;

(v) the Company’s good faith estimate of the consideration such holder is entitled to receive pursuant to Section 1.1(c)(i); and

(vi) the Company’s good faith estimate of the amount of any Taxes, as applicable, that are required to be withheld in accordance with Section 1.3(d) from the consideration that such holder is entitled to receive pursuant to Section 1.1(c)(i);

(c) with respect to each VSOP Holder:

(i) the name, address and email address of record;

(ii) the number of VSOPs held by each VSOP Holder;

(iii) a good faith estimate as of the Closing of the VSOP Payments to each VSOP Holder;

(iv) the amount to be economically contributed to the Indemnity Holdback Fund, the Purchase Price Adjustment Amount, and the Expense Fund; and

(v) the Company’s good faith estimate as of the Closing of the amount of any Taxes, as applicable, that are required to be withheld in accordance with Section 1.3(d) from the payment that such VSOP Holder is entitled to receive pursuant to Section 1.3(d);

(d) calculations of the Company’s good faith estimate as of the Closing of the Cash Consideration (the “Estimated Cash Consideration”);

(e) each Indemnifying Party’s Pro Rata Share for General Claims and Fundamental Claims; and

(f) a funds flow memorandum setting forth applicable wire transfer instructions and other information reasonably requested by Acquirer.

The parties hereto agree that Acquirer and Holdco shall be entitled to rely (without investigation) on the Spreadsheet and shall not be responsible or liable to any Person for the calculations in the Spreadsheet or for the accuracy of any payments to the extent made in accordance with the Spreadsheet.

6.10 Expenses. Whether or not the Share Purchase is consummated, except as otherwise set forth in the Transaction Documents, all costs and expenses incurred in connection with this Agreement and the Transactions shall be borne by the party incurring such expense. All notarial fees (including any and all fees and costs arising out of, relating to or resulting from notarization required under German law) and fees for Antitrust Law filings and foreign investment control laws filings payable in connection with the execution or performance of this Agreement shall be borne by Acquirer.

6.11 Termination of Company Employee Plans. Effective as of the day immediately preceding the Closing Date and contingent upon the Closing, the Company shall terminate all Company Employee Plans sponsored solely for the benefit of employees located in the United States. that are “employee benefit plans” within the meaning of ERISA, including any Company Employee Plans intended to include a Section 401(k) arrangement (unless Acquirer provides written notice to the Company no later than three Business Days prior to the Closing Date that such 401(k) Plans shall not be terminated). The Company shall provide Acquirer with evidence that such Company Employee Plan(s) and, Company Option Plan have been terminated (effective no later than the day immediately preceding the Closing Date). The form and substance of such terminations shall be subject to review and approval by Acquirer (such approval not to be unreasonably withheld, conditioned, or delayed). In the event that termination of the Company’s 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Acquirer.

6.12 Delivery of Financial Statements, Closing Certificates, Funds Flow Documentation.

(a) The Company shall deliver by February 15, 2021 its audited consolidated financial statements as of and for the year started January 1, 2020 and ended December 31, 2020, in a form reasonably satisfactory to Acquirer, prepared in conformity with IFRS as endorsed by IASB and audited in accordance with generally accepted auditing standards as adopted by the Auditing Standards Board of the American Institute of Certified Public Accountants (“GAAS”).

(b) As soon as practicable after the Original Agreement Date but by no later than February 15, 2021, the Company shall deliver its audited consolidated financial statements for the year ended December 31, 2019, in a form reasonably satisfactory to Acquirer, prepared in conformity with IFRS as endorsed by IASB and audited in accordance with GAAS.

(c) The Company shall (and shall instruct it Representatives to) reasonably cooperate at Acquirer’s request with Acquirer and its Representatives on additional work that may be required on or related to the Financial Statements and the financials described in Section 6.12(a) and Section 6.12(b), including as requested by Acquirer in connection with any public offering of Acquirer’s securities.

(d) The Company shall prepare and deliver to Acquirer a draft of each of the Company Closing Financial Certificate and the Spreadsheet not later than five Business Days prior to the Closing Date and a final version of the Company Closing Financial Certificate and the Spreadsheet to Acquirer not later than three Business Days prior to the Closing Date. In the event that Acquirer notifies the Company that Acquirer believes there are reasonably apparent errors in the drafts of the Company Closing Financial Certificate and the Spreadsheet delivered not later than five Business Days prior to the Closing Date, Acquirer and the Company shall discuss such errors in good faith and the Company shall consider in good faith any comments from Acquirer regarding such alleged errors prior to delivering the final versions of the same in accordance with this Section 6.12. The Company shall provide such supporting documentation, workpapers, information and calculations as are reasonably necessary for Acquirer to verify and determine the calculations, amounts and other matters set forth in the Company Closing Financial Certificate and the Spreadsheet. If Acquirer and the Company are unable to agree to any changes proposed by Acquirer with respect to the Company Closing Financial Certificate or the Spreadsheet, such disagreement shall not under any circumstance delay the Closing and the amounts set forth therein (subject to any agreed changes) shall be calculated, for the purposes of the Closing, as set forth in Company Closing Financial Certificate or the Spreadsheet, as applicable, delivered by the Company.

(e) The Company shall use reasonable best efforts to obtain and deliver to Acquirer prior to the Closing, (i) a Payoff Letter from each Person who is owed Company Debt, (ii) an invoice acknowledging the total amount of Transaction Expenses incurred by the Acquired Companies from each Person who is owed Transactions Expenses (except for the VSOP Payments, CH Payment, and Promised Option Payments) (“Closing Invoices”), and (iii) an Option Cancellation Agreement from the Promised Company Optionholder. At least ten Business Days before the Closing Date, the Company shall distribute a VSOP Waiver Agreement to each VSOP Holder who has not otherwise signed a VSOP Waiver Agreement.

(f) The Shareholders shall deliver to the Paying Agent prior to the Closing such account information, IRS tax ID forms (such W-8s or W-9s), and other information and documentation reasonably requested by the Paying Agent to the extent reasonably necessary to facilitate payment of the Closing Cash Payment.

6.13 Tax Matters.

(a) Each of Acquirer, Holdco, the Shareholders’ Agent, the Shareholders and the Company shall cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the filing of Tax Returns and any Legal Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such Legal Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Acquirer, Holdco, the Shareholders’ Agent, the Shareholders and the Company agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations (including extensions) of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority.

(b) Each party hereto further agrees, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the Transactions). The Company shall file an application for and use reasonable best efforts to obtain a ruling from the relevant Tax authorities to determine if wage taxes are payable on the Company Management Shares in connection with the Transactions.

(c) Subject to Section 6.13(d), Acquirer shall have the right in its sole discretion (so long as done in good faith, and if an amendment to a previously filed Tax Return would have a material and adverse impact on the Shareholders, subject to the Shareholder Agents’ consent not to be unreasonably withheld, conditioned, or delayed), to amend or cause to be amended any previously filed Tax Return of any Acquired Company or any predecessor of an Acquired Company for any Pre-Closing Tax Period (or, in the case of Taxes that are not assessed for a Taxable period, those Tax Returns relating to an event occurring on or before the Closing Date), and to initiate voluntary disclosures, Tax filings or any other discussions with applicable Tax Authorities, including in jurisdictions in which an Acquired Company or such predecessor has not filed sales, business and occupation or other Tax Returns (such voluntary disclosures, Tax filings or discussions, collectively, “Specified Tax Matters”). At least fifteen (15) Business Days prior to filing any such amended Tax Return or initiating any such Specified Tax Matter, Acquirer shall provide a copy of any amended Tax Return or voluntary disclosure application or Tax filing which reflects Taxes for which an Indemnifying Party is liable pursuant to this Agreement to the Shareholders’ Agent. Following delivery to the Shareholders’ Agent of such copy of such amendment, application or filing, Acquirer shall, if requested by the Shareholders’ Agent, engage in good faith discussions in respect thereof prior to such filing or initiating any such Specified Tax Matter, and Acquirer shall consider in good faith any reasonable comments timely provided in writing by the Shareholders’ Agent.

(d) With respect to claims under Section 9.1(a)(vi), Acquirer, the Shareholders, the Company and the Shareholders’ Agent shall cooperate with respect to any Tax matter covered by Schedule 9.1(a) (including the filing of any Tax Return of the conduct of any Tax audit or litigation in respect thereof). Specifically and solely with respect to any Tax matter which would reasonably be expected to give rise to claims under

Section 9.1(a)(vi), Acquirer shall not, and shall procure that the Acquired Companies shall not, without the prior written consent of the Shareholders’ Agent (such consent not to be unreasonably delayed or withheld), (i) initiate any voluntary disclosures, Tax filings or other discussions with any competent Tax Authority, (ii) voluntarily seek any resolution from any Tax Authority, (iii) file any Tax Return, or (iv) accept, compromise, dispose of or settle any Tax assessment or other Legal Proceeding. Moreover, Acquirer shall, and shall procure that the Acquired Companies shall, (A) provide the Shareholders’ Agent and its advisors any Tax Return or Tax disclosures that may give rise to a claim pursuant to Section 9.1(a)(vi) no later than fifteen (15) Business Days prior to the due date of the filing of such Tax Return or Tax disclosures and amend such Tax Return or Tax disclosures in accordance with any lawful comments of the Shareholders’ Agent received no later than five (5) Business Days prior the respective due date by the Acquirer, (B) give the Shareholders’ Agent written notice, including a copy of the relevant documentation, received from a Tax Authority without undue delay (unverzüglich) upon receipt by any Acquired Company or Acquirer of (x) any Tax assessment or (y) any announcement or commencement of any Tax audit or similar proceeding, in each case of (x) and (y) if and to the extent such Tax assessment, Tax audit or similar proceeding could give rise to claims under Section 9.1(a)(vi). The Shareholders’ Agent and its advisors shall have the right at its sole cost and expense to assume control of and fully participate in any Legal Proceeding with a Tax Authority (including a Tax audit) which could give rise to claims under Section 9.1(a)(vi), and Acquirer shall procure that the Acquired Companies shall (i) at the Shareholders’ Agents written request provide the Shareholders’ Agent with copies of any documents or other information available to the Acquired Companies reasonably necessary to defend any Tax risk which could give rise to claims under Section 9.1(a)(vi), and (ii) at the Shareholders’ Agent’s written request and at its sole cost and expense and in accordance with the Shareholders’ Agent’s lawful instructions, challenge any related Tax assessment. For the avoidance of doubt, the foregoing shall not (i) prevent Acquirer or any of the Acquired Companies to comply fully and timely with Applicable Law or (ii) permit Shareholders’ Agent to settle claims under Section 9.1(a)(vi) with a Tax Authority without the prior written consent of Acquirer.

(e) Each party hereto acknowledges and agrees that such party has had an opportunity to review with its own tax advisors the Tax consequences to it of the Transactions. Each party hereto understands that it must rely solely on its own Tax advisors and not on any Tax representations or warranties outside of this Agreement. No party hereto makes any representations and warranties to any other party regarding the Tax treatment of the Transactions, or any of the Tax consequences to such other party of this Agreement and the Transactions, except as expressly set forth in this Agreement.

(f) To the extent of any conflict between this Section 6.13 and Section 9.6, this Section 6.13 shall apply for the matters covered by this Section 6.13.

6.14 280G Stockholder Approval. As soon as practicable following the execution of this Agreement, if and to the extent reasonably requested or required by Acquirer, the Company shall submit to the Shareholders for approval (in a manner reasonably satisfactory to Acquirer), by such number of Shareholders as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that may separately or in the aggregate, constitute “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”) (which determination shall be made by the Company and shall be subject to review and approval by Acquirer, such approval not to be unreasonably withheld, conditioned or delayed), such that such payments and benefits shall not be deemed to be Section 280G Payments, and prior to the Closing, the Company shall deliver to Acquirer notification and documentation reasonably satisfactory to Acquirer that (i) a vote of the Shareholders was solicited in conformance with Section 280G of the Code and the regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any payments and/or benefits that were subject to the stockholder vote (the “280G Stockholder Approval”) or (ii) that the 280G Stockholder Approval was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the Parachute Payment Waivers that were executed by the affected individuals prior to the solicitation of the vote of the Shareholders pursuant to this Section 6.14.

6.15 RWI Policy. Acquirer may obtain at its expense a buy-side representations and warranties policy (the “RWI Policy”). Prior to the Closing, the Company shall provide to Acquirer and its Representatives such cooperation reasonably requested by Acquirer that is necessary to obtain the RWI Policy, including by assisting Acquirer in providing information as may reasonably be requested by any insurance broker or insurance carrier.

6.16 Acquirer’s and Holdco’s Reliance.

(a) Acquirer and Holdco hereby acknowledge and agree that only those representations or warranties expressly made to Acquirer and Holdco in Articles II and III and in the Company Bringdown Certificates, subject to the limitations and restrictions specified in this Agreement, shall have any legal effect. Acquirer and Holdco acknowledge and agree that it and its Representatives have been permitted full and complete access to the books, records, Contracts, properties and assets of the Acquired Companies that it and its Representatives have desired or requested to see or review. Acquirer and Holdco acknowledge and agree that it and its Representatives have had a full opportunity to meet with the officers and employees of the Acquired Companies to discuss the Business. Acquirer and Holdco acknowledge and agree that the representations and warranties expressly made as to the Acquired Companies in Article II and the Company Bringdown Certificates and as to the Shareholders in Article III of this Agreement are the sole and exclusive representations and warranties being made by the Company and the Shareholders and exclusive of any other representations and warranties, including any implied warranties or inducements.

(b) The Shareholders, the Company and their respective Affiliates hereby disclaim, and Acquirer and Holdco hereby acknowledge and agree that none of the Company, the Shareholders or their respective Affiliates or Representatives shall have or be subject to any Liability to Acquirer or any other Person resulting from (x) Acquirer’s or Holdco’s use of (or attendance or participation in, as applicable) any “data rooms,” pro-forma financial information, supplemental data, forecasts, financial projections or other forward-looking statements, “management presentations”, “due diligence sessions” or other information, documents or material made available to Acquirer or Holdco or any of their Representatives in any form (including any information which may have been incomplete, made in summary fashion or that was preliminary in nature), or (y) other than the representations and warranties expressly set forth in Articles II and III and in the Company Bringdown Certificates, any other express or implied representations or warranties or inducements, whether at law or in equity, none of which shall have any legal effect, including as to (i) merchantability or fitness for any particular purposes, (ii) the accuracy, sufficiency or completeness of, or reasonableness of any assumptions underlying any estimates, projections and forecasts, if any, or (iii) the probable success or profitability of the Acquired Companies or their post-Closing Affiliates after the Closing.

6.17 Exclusivity of Acquirer and Holdco Representations.

(a) Each of the Company and each of the Shareholders acknowledges and agrees that only those representations or warranties expressly made to the Company and the Shareholders in Article IV and in Acquirer’s certificate delivered under Section 1.2(b) and Section 1.2(c)(i), subject to the limitations and restrictions specified in this Agreement, shall have any legal effect. Each of the Company and each of the Shareholders acknowledges and agrees that the representations and warranties expressly made as to Acquirer and Holdco in Article IV and in Acquirer’s certificate delivered under Section 1.2(b) and Section 1.2(c)(i) are the sole and exclusive representations and warranties being made by Acquirer and Holdco and exclusive of any other representations and warranties, including any implied warranties or inducements.

(b) Acquirer and Holdco hereby disclaim, and each of the Company and each of the Shareholders acknowledges and agrees that none of Acquirer or its Affiliates or Representatives shall have or be subject to any Liability to any Person resulting from, other than the representations and warranties made by Acquirer and Holdco in Article IV and in Acquirer’s certificate delivered under Section 1.2(b) and Section 1.2(c)(i), any other express or implied representations or warranties or inducements, whether at law or in equity, none of which shall have any legal effect, including as to (i) merchantability or fitness for any particular purposes, (ii) the accuracy, sufficiency or completeness of, or reasonableness of any assumptions underlying any estimates, projections and forecasts, if any, or (iii) the probable success or profitability of Acquirer, Holdco, or the Acquired Companies or their post-Closing Affiliates after the Closing.

ARTICLE VII

CONDITIONS TO THE CLOSING

7.1 Conditions to Obligations of the Parties. The obligations of the parties hereto to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Governmental Approvals. Acquirer and the Company shall have obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 for consummation of the Transactions under Applicable Law.

(b) Injunctions or Restraints on Conduct of Business. No Order or other legal or regulatory restraint or prohibition issued by any court of competent jurisdiction limiting or restricting the Share Purchase shall be in effect. No Legal Proceeding brought by any Governmental Entity seeking any of the foregoing or challenging any of the Transactions shall be pending. There shall not be in effect any injunction (whether temporary, preliminary or permanent) by any Governmental Entity of competent jurisdiction that enjoins or otherwise prohibits the consummation of the Transactions.

7.2 Conditions to Obligations of the Company and the Shareholders. The obligations of the Company and the Shareholders to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of the Company and the Shareholders and may be waived by the Company and the Shareholders’ Agent in writing):

(a) Representations, Warranties and Covenants.

(i) Each of the representations and warranties of Acquirer and Holdco contained in this Agreement shall be true and correct in all respects (without giving effect to any materiality or “Material Adverse Effect” qualifiers) on and as of the Satisfaction Date as though made on such date (except for such representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct in all respects as of such specified date or dates), except for inaccuracies that would not, individually or in the aggregate, result in a Material Adverse Effect on Acquirer.

(ii) As of the Satisfaction Date, Acquirer and Holdco shall have performed and complied in all material respects with each of the covenants under this Agreement that are to be performed or complied with by Acquirer and Holdco at or prior to the Satisfaction Date.

(iii) Between the Satisfaction Date and the Closing Date, Acquirer and Holdco shall not have willfully and materially breached any of the covenants under this Agreement that are to be performed or complied with by Acquirer and Holdco between such dates.

(b) No Material Adverse Effect. There shall not have occurred a Material Adverse Effect with respect to Acquirer between the Original Agreement Date and the Satisfaction Date.

(c) Receipt of Closing Deliveries. Acquirer shall have complied, in all material respects, with its obligations to deliver the agreements, instruments, certificates and other documents set forth in Section 1.2(c).

7.3 Conditions to the Obligations of Acquirer. The obligations of Acquirer to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of Acquirer and may be waived by Acquirer in writing):

(a) Representations, Warranties and Covenants of the Company.

(i) Each of the representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations) shall be true and correct in all respects (without giving effect to any materiality or “Material Adverse Effect” qualifiers) on and as of the Satisfaction Date as though made on such date (except for such representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct in all respects as of such specified date or dates), except for inaccuracies that would not, individually or in the aggregate, result in a Material Adverse Effect on the Acquired Companies.

(ii) Each of the Company Fundamental Representations that is not qualified by materiality or “Material Adverse Effect” qualifiers shall be true and correct in all material respects on and as of the Satisfaction Date as though made on such date (other than such representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct in all material respects as of such specified date or dates). Each of the Company Fundamental Representations that is qualified by materiality or “Material Adverse Effect” shall be true and correct in all respects on and as of the Satisfaction Date as though made on such date (other than such representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct in all respects as of such specified date or dates).

(iii) As of the Satisfaction Date, the Company shall have performed and complied in all material respects with each of the covenants under this Agreement that are to be performed or complied with by the Company at or prior to the Satisfaction Date.

(iv) Between the Satisfaction Date and the Closing Date, the Company shall not have willfully and materially breached any of the covenants under this Agreement that are to be performed or complied with by the Company between such dates.

(b) Representations, Warranties and Covenants of the Shareholders.

(i) Each of the representations and warranties of the Shareholders that is not qualified by materiality or “Material Adverse Effect” qualifiers shall be true and correct in all material respects on and as of the Satisfaction Date as though made on such date. Each of the representations and warranties of the Shareholders that is qualified by materiality or “Material Adverse Effect” shall be true and correct in all respects on and as of the Satisfaction Date as though made on such date.

(ii) As of the Satisfaction Date, the Shareholders shall have performed and complied in all material respects with each of the covenants under this Agreement that are to be performed or complied with by the Shareholders at or prior to the Satisfaction Date.

(iii) Between the Satisfaction Date and the Closing Date, the Shareholders shall not have willfully and materially breached any of the covenants under this Agreement that are to be performed or complied with by the Shareholders between such dates.

(c) No Material Adverse Effect. There shall not have occurred a Material Adverse Effect with respect to the Acquired Companies, taken as a whole, between the Original Agreement Date and the Satisfaction Date.

(d) Receipt of Closing Deliveries. The Company shall have complied, in all material respects, with its obligations to deliver the agreements, instruments, certificates and other documents set forth in Section 1.2(d).

(e) Effectiveness of Transaction Documents.

(i) Offer Letters by Specified Employees. As of the Satisfaction Date, each Offer Letter delivered by a Specified Employee set forth on Schedule B-1 and by the Specified Employees set forth on Schedule B-2 shall remain in full force and effect and no action shall have been taken by any such Specified Employee to rescind such agreement. As of the Satisfaction Date, no Specified Employee set forth on Schedule B-1 or Schedule B-2 shall have notified Acquirer or the Company of such Specified Employee’s intention of leaving the employ of Acquirer or the Company following the Closing.

(ii) Restrictive Covenant Agreements. As of the Satisfaction Date, each Restrictive Covenant Agreement delivered by the Non-Compete Parties shall remain in full force and effect and no action shall have been taken by any such Non-Compete Party to rescind such agreements.

(f) Section 280G Matters. The Company shall have delivered to Acquirer the notification and evidence required by Section 6.14.

ARTICLE VIII

TERMINATION

8.1 Termination. At any time prior to the Closing, this Agreement may be terminated and the Transactions abandoned by authorized action taken by the terminating party:

(a) by mutual written consent of Acquirer and the Company;

(b) by either Acquirer or the Company, by written notice to the other, if the Closing shall not have occurred within 180 days following the Original Agreement Date or such other date that Acquirer and the Company may agree upon in writing (the “Termination Date”); provided that the right to terminate this Agreement under this

Section 8.1(b) shall not be available to any party whose breach of any covenant, agreement or obligation hereunder will have been the primary cause of, or shall have principally resulted in, the failure of the Closing to occur on or before the Termination Date.

(c) by either Acquirer or the Company, by written notice to the other, if any Order of a Governmental Entity of competent authority preventing the consummation of the Share Purchase shall have become final and non-appealable;

(d) by Acquirer, by written notice to the Company, if there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, the Company or the Shareholders herein and such inaccuracy or breach shall not have been cured within 20 Business Days after receipt by the Company or the respective Shareholder of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such inaccuracy or breach has resulted in the failure of any of the conditions set forth in Section 7.1 or Section 7.2 to be satisfied (provided that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured); or

(e) by the Company, by written notice to Acquirer, if there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, Acquirer herein and such inaccuracy or breach shall not have been cured within 20 Business Days after receipt by Acquirer of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such breach has resulted in the failure of any of the conditions set forth in Section 7.1 or Section 7.3 to be satisfied (provided that no such cure period shall be available or applicable to any such inaccuracy or breach that by its nature cannot be cured).

8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no Liability on the part of any of the parties hereto; provided that (i) Section 6.4, Section 6.10, this Section 8.2, Article X and any related definition provisions in or referenced in Exhibit A and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing herein shall relieve any party hereto from Liability in connection with any material and willful breach of any covenant, agreement or obligation of such party herein.

ARTICLE IX

INDEMNIFICATION

9.1 Indemnification.

(a) Subject to the limitations set forth herein, from and after the Closing, each Indemnifying Party shall severally, but not jointly, based on each Indemnifying Party’s respective Pro Rata Share, indemnify and hold harmless Acquirer and the Company and their respective Affiliates, officers, directors, agents and employees (each, an “Indemnified Party”) from and against any and all claims, damages, losses, fees, costs and expenses, including reasonable costs of investigation, enforcement and defense and reasonable fees and expenses of counsel, experts and other professionals, directly or indirectly, whether or not due to a Third-Party Claim (collectively, “Indemnifiable Damages”), arising out of or resulting from:

(i) any breach of any representation or warranty made by the Company in Article II or in the Company Bringdown Certificates (to the extent relating to the representations and warranties in Article II);

(ii) any breach of any covenant, agreement or obligation of the Company in this Agreement;

(iii) any actions taken by or costs incurred by the Shareholders’ Agent;

(iv) Company Debt or Transaction Expenses (other than the CH Payment) solely to the extent not taken into account in the Final Cash Consideration in accordance with the adjustment provisions in Section 1.4;

(v) any claims by (A) any former holder or alleged former holder of any Equity Interests of any Acquired Company (including any predecessors), arising out of or resulting from (I) the Transactions or this Agreement, including the allocation of the Total Consideration (including as set forth in the Spreadsheet), or (II) such Person’s status or alleged status as a holder of Equity Interests of any Acquired Company (including any predecessors) at any time at or prior to the Closing, whether for breach of fiduciary duty or otherwise, or (B) any Person to the effect that such Person is entitled to any Equity Interest of Acquirer or any Acquired Company or any payment in connection with the Transactions other than as specifically set forth on the Spreadsheet, excluding, in each case, provided that payments were not made in accordance with the Spreadsheet to a VSOP Holder, any claims by such VSOP Holder solely as a result of subjecting any VSOP Payment to the execution and delivery of a VSOP Waiver Agreement as contemplated by Section 1.3(d); and

(vi) the matters set forth on Schedule 9.1(a).

(b) Subject to the limitations set forth herein, from and after the Closing, each Shareholder shall indemnify and hold harmless the Indemnified Parties from and against any and all Indemnifiable Damages arising out of or resulting from:

(i) any breach of any representation or warranty made by such Shareholder in Article III (“Shareholder Representations”);

(ii) any breach of any covenant, agreement or obligation of such Shareholder in this Agreement; and

(iii) solely with respect to the Shareholders who hold Company Management Shares, any taxes payable by the Acquired Companies in connection with the Company Management Shares, whether in connection with their issuance or the Transactions.

(c) Materiality standards or qualifications and qualifications by reference to the defined term “Material Adverse Effect” in any representation or warranty (other than Section 2.5(g)(ii)) shall be disregarded in determining the amount of any Indemnifiable Damages with respect to such breach, but shall not be disregarded in determining the existence of a breach in such representation or warranty.

9.2 Limitations.

(a) General Cap. The maximum amount of Indemnifiable Damages that the Indemnified Parties may recover under this Article IX for the matters listed in Section 9.1(a)(i) and Section 9.1(b)(i) shall be $50,000,000 (the “General Cap”); provided that the General Cap shall not apply to any Company Fundamental Claims or Shareholder Fundamental Claims.

(b) Aggregate Cap. The maximum amount of Indemnifiable Damages that the Indemnified Parties may recover under this Article IX for (i) the matters listed in Sections 9.1(a)(ii) through Section 9.1(a)(vi), and any breach of the Company Fundamental Representations (the matters in this clause (i), “Company Fundamental Claims”) or (ii) the matters listed in Section 9.1(b)(ii) and Section 9.1(b)(iii), and any breach of the Shareholder Fundamental Representations (the matters listed in this clause (ii), the “Shareholder Fundamental Claims”) shall be the Total Consideration that the Indemnifying Parties are entitled to receive under this Agreement (the “Aggregate Cap”), it being understood that (A) the Liability of each Indemnifying Party for the Company Fundamental Claims shall be several, and not joint, and limited to the portion of the Total Consideration actually received by such Indemnifying Party, (B) the Liability of each Indemnifying Party for the Shareholder Fundamental Claims shall be (x) limited to breaches of its own Shareholder Representations, breaches of its own covenants, agreements or obligations in this Agreement, or Taxes arising in connection with its own Company Management Shares, and (y) limited to the portion of the Total Consideration actually received by such Indemnifying Party, and (C) notwithstanding anything to the contrary in this Agreement, the maximum amount of Indemnifiable Damages that the Indemnified Parties may recover under this Article IX from the VSOP Holders and Promised Company Optionholders shall be limited to the Pro Rata Share of the Indemnity Holdback Amount, as adjusted pursuant to Section 1.4(h)(ii), of such VSOP Holder or Promised Company Optionholder solely in respect of their VSOPs or Promised Company Options, as the case may be.

(c) Ordering. Except in connection with (i) a claim arising out of or resulting from a Company Fundamental Claim or Shareholder Fundamental Claim or (ii) a claim arising out of or resulting from a breach of a Specified Representation which arises following the Holdback Release Date and during the Survival Period for such Specified Representation, the Indemnified Parties shall have recourse for indemnification under this Article IX solely to, and to the extent of, the amount then available in the Indemnity Holdback Fund; provided, that if an Indemnified Party prevails in any claim for the matters described by clause (v) of Section 9.1(a) or for a breach of the representations and warranties set forth in Section 2.3, the Indemnity Holdback Amount then available in the Indemnity Holdback Fund available under this Article IX shall not be deemed reduced by the amount of Indemnifiable Damages recovered by the Indemnified Party with respect to such claim. Except for Indemnifiable Damages arising out of or resulting from any Shareholder Fundamental Claims, the indemnification payments to be made to Indemnified Parties under this Article IX shall first be made by application for and recovery from the Indemnity Holdback Amount in the Indemnity Holdback Fund until the Indemnity Holdback Amount in the Indemnity Holdback Fund is exhausted. With respect to Indemnifiable Damages arising out of or resulting from any Shareholder Fundamental Claims, the Indemnified Parties shall seek recovery first from the applicable Indemnifying Party that has breached its representations, warranties, covenants, agreements or obligations under this Agreement, and second, if such Indemnifying Party is unable to satisfy its indemnification obligations to the Indemnified Parties, then from such Indemnifying Party’s Pro Rata Share of the Indemnity Holdback Amount.

(d) Baskets. The Indemnified Parties shall not be entitled to recover any Indemnifiable Damages under Section 9.1(a)(i) unless and until the aggregate amount of all such Indemnifiable Damages exceeds $1,000,000 (the “Basket Amount”), in which case the Indemnified Parties shall be entitled to recover all such Indemnifiable Damages, including the Basket Amount, in accordance with the terms and subject to the limitations of this Article IX; provided that the limitations in this Section 9.2(d) shall not apply to (i) Company Fundamental Claims, (ii) Shareholder Fundamental Claims, or (iii) any breach of the representations and warranties set forth in Section 2.11.

(e) Collateral Sources. The amount of any Indemnifiable Damages that are subject to indemnification under this Article IX shall be calculated net of the amount of any actual recoveries received by an Indemnified Party under any insurance policy; provided that actual recoveries shall be calculated net of any actual collection costs and reserves, expenses, Taxes, or deductibles incurred or paid to obtain such recoveries. Nothing in this Agreement shall restrict or limit the general obligation under Delaware common law of the Indemnified Party to mitigate any Indemnifiable Damages for any breach by the Indemnifying Parties under this Agreement; provided, however, such mitigation shall not require an Indemnified Party to bring any claim against any insurance provider, supplier, vendor or other third party with whom the Indemnified Party has a commercial relationship.

(f) Treatment of Indemnification Payments. Acquirer, the Shareholders’ Agent, the Indemnifying Parties and the Indemnified Parties agree to treat (and cause their respective controlled Affiliates to treat) any payment received by the Indemnified Parties pursuant to Section 1.4, if applicable, and this Article IX as adjustments to the Total Consideration for all Tax purposes to the maximum extent permitted by Applicable Law and any such indemnification payment made to the Company shall be construed and deemed a contribution by Acquirer into the Company and an adjustment to the Total Consideration as between Acquirer and the Shareholders.

(g) Indemnifiable Damages. UNDER NO CIRCUMSTANCES SHALL INDEMNIFIABLE DAMAGES INCLUDE (A) ANY EXEMPLARY OR PUNITIVE DAMAGES OR LOSSES, (B) ANY SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES THAT ARE NOT A REASONABLY FORESEEABLE RESULT OF THE EVENT, MATTER AND/OR BREACH THAT GAVE RISE THERETO, OR (C), ANY DAMAGES MEASURED BY, OR BASED ON DIMINUTION IN VALUE OR MULTIPLE OF EARNINGS, EXCEPT IN THE CASE OF THE FOREGOING CLAUSES (A), (B) AND (C), TO THE EXTENT PAYABLE TO A THIRD PARTY PURSUANT TO A THIRD PARTY CLAIM (OR SETTLEMENT THEREOF IN ACCORDANCE WITH THIS Article IX).

(h) Other Provisions. Notwithstanding anything to the contrary contained herein:

(i) for the purpose of satisfying Indemnifiable Damages pursuant to this Agreement, each whole share of Acquirer Stock shall be deemed to have a value equal to its Acquirer Stock Liquidation Preference or, if common stock of the Acquirer is issued in lieu of Acquirer Stock as the Stock Consideration pursuant to Section 1.3(c)(iii), the IPO Conversion Price, in each case as adjusted to appropriately reflect any stock split, reverse stock split, dividend, reorganization, reclassification, combination, recapitalization or other like change occurring after the Closing;

(ii) no Indemnifying Party shall have any right of indemnification, compensation, reimbursement, contribution or advancement from Acquirer, any Acquired Company, or any other Indemnified Party with respect to any Indemnifiable Damages claimed by any Indemnified Party or any right of subrogation against the Company, Acquirer or any of their Affiliates with respect to any indemnification, compensation or reimbursement of an Indemnified Party by reason of any of the matters set forth in Section 9.1(a) and Section 9.1(b); and

(iii) the rights and remedies of the Indemnified Parties after the Closing shall not be limited by (x) any investigation by or on behalf of any Indemnified Party at or prior to the Closing or (y) any waiver of any condition to the Closing related thereto.

9.3 Claims.

(a) Except as otherwise set forth in this Section 9.3, the period during which claims for Indemnifiable Damages may be made shall be the Survival Period applicable to such claim (the “Claims Period”).

(b) From time to time during the Claims Period, Acquirer may deliver to the Shareholders’ Agent one or more certificates signed by any officer of Acquirer (each, a “Claim Certificate”):

(i) stating that an Indemnified Party has incurred, paid, reserved or accrued, or in good faith believes that it may incur, pay, reserve or accrue,

Indemnifiable Damages (or that with respect to any Tax matters, that any Tax Authority may be reasonably likely to raise such matter in audit of Acquirer or its subsidiaries);

(ii) stating the amount of such Indemnifiable Damages (which, in the case of Indemnifiable Damages not yet incurred, paid, reserved or accrued, may be the maximum reasonable amount believed by Acquirer in good faith to be incurred, paid, reserved, accrued or demanded by a third party); and

(iii) specifying in reasonable detail (based upon the information then possessed by Acquirer) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related.

(c) Such Claim Certificate (i) need only specify such information to the knowledge of such officer of Acquirer as of the date thereof, (ii) shall not limit any of the rights or remedies of any Indemnified Party with respect to the underlying facts and circumstances specifically set forth in such Claim Certificate and (iii) may be updated and amended from time to time by Acquirer by delivering any updated or amended Claim Certificate, so long as the delivery of the original Claim Certificate is made within the applicable Claims Period and such update or amendment relates to the underlying facts and circumstances specifically set forth in such original Claims Certificate; provided that all claims for Indemnifiable Damages properly set forth in a Claim Certificate or any update or amendment thereto shall remain outstanding until such claims have been resolved or satisfied, notwithstanding the expiration of such Claims Period. No delay in providing such Claim Certificate within the applicable Claims Period shall affect an Indemnified Party’s rights hereunder, unless (and then only to the extent that) the Shareholders’ Agent and the Indemnifying Parties are materially prejudiced by such delay.

9.4 Resolution of Objections to Claims.

(a) If the Shareholders’ Agent does not contest, by written notice to Acquirer, any claim or claims by Acquirer made in any Claim Certificate within the sixty (60)-day period following receipt of the Claim Certificate, then Acquirer shall retain an amount of cash from the Indemnity Holdback Fund having a total aggregate value equal to the amount of any Indemnifiable Damages corresponding to such claim or claims as set forth in such Claim Certificate.

(b) If the Shareholders’ Agent objects in writing to any claim or claims by Acquirer made in any Claim Certificate within the sixty (60)-day period set forth in Section 9.4(a), then Acquirer and the Shareholders’ Agent shall attempt in good faith to resolve such objection for sixty (60) days after Acquirer’s receipt of such objection. If Acquirer and the Shareholders’ Agent shall so agree, a memorandum setting forth such agreement shall be prepared and signed by both Acquirer and the Shareholders’ Agent. If no such agreement can be reached during the sixty (60)-day period for good faith negotiation, then the party submitting the applicable Claim Certificate shall commence a Legal Proceeding no later than six (6) months following the submission of the Claim

Certificate and the dispute shall be resolved by the final, non-appealable decision of a court of competent jurisdiction. Such decision as to the validity and amount of any claim in such Claim Certificate shall be binding and conclusive upon the parties hereto, the Indemnified Parties and the Indemnifying Parties. If the party submitting the applicable Claim Certificate does not commence a Legal Proceeding within such six (6) month period following the submission of the Claim Certificate, then such party shall be deemed to have waived the claims set forth in the Claim Certificate.

9.5 Shareholders’ Agent.

(a) Each Shareholder, on behalf of such Shareholder and its successors, heirs and permitted assigns, hereby irrevocably appoints the Shareholders’ Agent as such Shareholder’s true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, in such Shareholders’s name, place and stead, for any action required to be taken by such Shareholder in this Agreement, including to: (i) settle the adjustments to the Cash Consideration pursuant to Section 1.4; (ii) negotiate, execute and deliver all amendments, modifications and waivers to this Agreement or other Transaction Documents; (iii) take all actions on behalf of the Shareholders in connection with any claims or disputes with respect to this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby; (iv) negotiate or enter into settlements and compromises of any claim for indemnification pursuant to and in accordance with Article IX hereof, but only to the extent the liability of each Shareholder in respect thereof is several and not joint based on their pro rata ownership of the Company immediately prior to the Closing (provided that this clause (iv) shall not apply with respect to any claim made directly against a Shareholder rather than against all of the Shareholders); and (v) take all actions and sign all documents necessary, convenient or advisable to accomplish any of the foregoing.

(b) The appointment of the Shareholders’ Agent as the attorney-in-fact for the Shareholders as set forth in this Section 9.5 and all authority hereby conferred are granted and conferred in consideration of the interest of the Shareholder, is therefore coupled with an interest and is and will be irrevocable and will neither be terminated nor otherwise affected by any act of any Shareholder or by operation of law, whether by the death, dissolution, liquidation, incapacity or incompetence of such Shareholder or by the occurrence of any other event. If, after the execution of this Agreement, any Shareholder dies, dissolves or liquidates or becomes incapacitated or incompetent, the Shareholders’ Agent is nevertheless authorized, empowered and directed to act in accordance with this Section 9.5 as if that death, dissolution, liquidation, incapacity or incompetency had not occurred and regardless of notice thereof. In the event that Spree Eternity GmbH ceases to be the Shareholders’ Agent for any reason, each Shareholder agrees that Spree Eternity GmbH is solely authorized to irrevocably constitute and appoint a replacement Shareholders’ Agent.

(c) Except for fraud and willful misconduct, the Shareholders’ Agent shall have no liability in such capacity for any default under this Agreement.

(d) In dealing with this Agreement and any other Transaction Document, and in exercising or failing to exercise all or any of the powers conferred upon the Shareholders’ Agent hereunder, the Shareholders’ Agent shall not assume any, and shall incur no, responsibility or liability whatsoever to any Shareholder by reason of any error in judgment or other act or omission performed or omitted hereunder or in connection with this Agreement or any other Transaction Document, except to the extent arising from fraud or willful misconduct. Each Shareholder, severally in accordance with its pro rata ownership of the Company as of immediately prior to the Closing, agrees to indemnify the Shareholders’ Agent, and its successors, assigns, Representatives and Affiliates (collectively, the “Shareholders’ Agent Parties”) and to hold the Shareholders’ Agent Parties harmless from and against and pay any and all losses or expenses incurred by the Shareholders’ Agent and arising out of or in connection with the duties as Shareholders’ Agent, including the reasonable costs and expenses incurred by the Shareholders’ Agent in defending against any claim or liability in connection with this Agreement or any other Transaction Document.

(e) Acquirer and Holdco shall be entitled to rely (without investigation) on and have no liability to any Shareholder or any other Person for, any action taken by the Shareholders’ Agent as being taken by the Shareholders’ Agent for it and on behalf of each of the Shareholders, and fully authorized by each Shareholder. Each Shareholder hereby agrees that for any Legal Proceedings arising under this Agreement or any other agreement entered into in connection with this Agreement, such Shareholder may be served legal process by registered mail to the address set forth in Section 10.2 for the Shareholders’ Agent and that service in such manner shall be adequate, and such Shareholder shall not assert any defense or claim that service in such manner was not adequate or sufficient in any court in any jurisdiction. The Shareholders’ Agent shall promptly provide the Shareholders with notice of any such service of legal process.

(f) The Expense Fund shall be used for the purposes of paying directly, or reimbursing the Shareholders’ Agent for, any third party expenses pursuant to this Agreement and any Transaction Documents. The Shareholders shall not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Shareholders’ Agent any ownership right that they may otherwise have had in any such interest or earnings. The Shareholders’ Agent shall not be liable for any loss of principal of the Expense Fund other than as a result of its fraud or willful misconduct. The Shareholders’ Agent shall hold these funds separate from its corporate or personal funds, shall not use these funds for its operating or personal expenses or any other corporate or personal purposes and shall not voluntarily make these funds available to its creditors in the event of bankruptcy. For income tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the Shareholders at the time of Closing.

9.6 Third-Party Claims.

(a) In the event that Acquirer becomes aware of a claim by a third party (a “Third-Party Claim”) that Acquirer in good faith believes may result in a claim for Indemnifiable Damages by or on behalf of any Indemnified Party, Acquirer shall promptly notify the Shareholders’ Agent of such Third-Party Claim, including by providing reasonable details about the nature of such Third-Party Claim and why Acquirer believes that it or another Indemnified Party is entitled to indemnification under this Article IX. No delay in providing such notice shall affect any Indemnified Party’s rights hereunder, unless (and then only to the extent that) the Shareholders’ Agent and/or the Indemnifying Parties are materially prejudiced by such delay. Acquirer shall have the right to control the investigation, defense, settlement and resolution of such Third-Party Claim; provided, that: (i) the Shareholders’ Agent may, at its option, exercisable by notice to Acquirer, participate in, but not control, the investigation, defense, settlement and resolution of such Third-Party Claim together with counsel of its own choosing (and the costs and expenses incurred by the Shareholders’ Agent in connection with such investigation, defense, settlement or resolution (including attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be paid out of the Expense Fund); (ii) Acquirer shall not be permitted to assume control of the investigation, defense, settlement or resolution of any Excluded Claim; (iii) Acquirer shall not settle or resolve any Third-Party Claim if such settlement or resolution includes any admission of guilt on the part of any Indemnifying Party or any injunctive or other equitable relief against any Indemnifying Party unless the Shareholders’ Agent shall have consented in writing to the terms of such settlement or resolution (which consent shall not be unreasonably withheld, conditioned or delayed); and (iv) any settlement or resolution of any Third-Party Claim without the consent in writing of the Shareholders’ Agent shall not be determinative of the existence of a valid claim for indemnification or the amount of Indemnifiable Damages relating thereto. The Shareholders’ Agent shall be permitted to assume control of the investigation, defense, settlement and resolution of Excluded Claims with counsel of its own choosing; provided, that the Shareholders’ Agent shall not settle or resolve any such Excluded Claim unless Acquirer shall have consented in writing to the terms of such settlement or resolution (which consent shall not be unreasonably withheld, conditioned or delayed). “Excluded Claim” means the applicable portion of a Third-Party Claim that is made against the Indemnifying Parties in their personal capacity or as former equityholders, members of the advisory board of the Company, and/or directors, officers or employees of the Acquired Companies and (x) involves alleged or potential criminal liability on the part of any of the Indemnifying Parties, (y) seeks injunctive or other equitable relief against any of the Indemnifying Parties, or (z) creates a bona fide conflict of interest between the Indemnifying Parties and the Indemnified Parties that based on advice of outside legal counsel of the Indemnifying Parties would reasonably prohibit a single legal counsel from representing both the Indemnifying Parties and the Indemnified Parties; provided that the portion of a Third-Party Claim that includes any claims against or seeks relief from any Indemnified Parties shall not be an Excluded Claim.

(b) Acquirer and the Shareholders’ Agent shall keep the other Person reasonably informed concerning the progress of any Third-Party Claim for which it has assumed control and shall promptly forward copies of all written pleadings, notices and communications with respect to such Third-Party Claim to the other Person to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Party; provided, that (i) the Indemnified Party and the Shareholders’ Agent shall use reasonable best efforts to permit such disclosure in a manner consistent with the protection of such privilege and (ii) the Shareholders’ Agent shall execute Acquirer’s standard non-disclosure agreement. Acquirer shall consider in good faith any recommendations made by the Shareholders’ Agent with respect to the investigation, defense, settlement or resolution of such Third-Party Claim.

(c) In the event that the Shareholders’ Agent has consented in writing to the amount of any settlement or resolution by Acquirer of any such Third-Party Claim (which consent shall not be unreasonably withheld, conditioned or delayed and which consent shall be deemed to have been given unless the Shareholders’ Agent shall have objected within 30 Business Days after a written request therefor by the Indemnified Party), neither the Shareholders’ Agent nor any Indemnifying Party shall have any power or authority to object under this Article IX to the amount of any claim by or on behalf of any Indemnified Party for indemnification with respect to such settlement or resolution. Acquirer shall use its reasonable best efforts to procure that any settlement or resolution of a Third-Party Claim shall include a complete and unconditional release of all claims related to such matter against the Indemnifying Parties.

ARTICLE X

GENERAL PROVISIONS

10.1 Survival. The applicable survival period described in this Section 10.1 is referred to as the “Survival Period.”

(a) Company Survival Periods. The representations and warranties made by the Acquired Companies in Article II and the Company Bringdown Certificates shall survive the Closing until the date that is 15 months following the Satisfaction Date; provided that (i) each Company Fundamental Representation and Company Fundamental Claim (except for the matters on Schedule 9.1(a)) shall survive until the expiration of the applicable statute of limitations, (ii) the matters on Schedule 9.1(a) shall survive until six month after the applicable statute of limitations, and (iii) each Specified Representation shall survive until the date that is 36 months following the Satisfaction Date.

(b) Shareholder Survival Periods. The representations and warranties made by the Shareholders in Article III shall survive the Closing until the date that is 15 months following the Satisfaction Date; provided that (i) the Shareholder Fundamental Representations and the Shareholder Fundamental Claims shall survive until the expiration of the applicable statute of limitations.

(c) Acquirer and Holdco Survival Periods. The representations and warranties made by Acquirer and Holdco in Article IV shall survive the Closing until the date that is 15 months following the Satisfaction Date; provided that each Acquirer Fundamental Representation shall survive until the expiration of the applicable statute of limitations.

(d) Covenants. All covenants, agreements and obligations of the parties hereto shall survive until performed in accordance to their terms.

10.2 Notices. Any notice, request, or demand desired or required to be given hereunder shall be in writing and shall be given by personal delivery, email delivery, or overnight courier service, in each case addressed as respectively set forth below or to such other address as any party shall have previously designated by such a notice. The effective date of any notice, request, or demand shall be the date of personal delivery, the date on which email is sent (provided that the sender of such email does not receive a written notification of delivery failure), or one day after it is delivered to a reputable overnight courier service, as the case may be, in each case properly addressed as provided herein and with all charges prepaid.

(i) if to Acquirer or Holdco, to:

Applovin Corporation

1100 Page Mill Road

Palo Alto, CA 94304

Attention: Chief Financial Officer; Chief Legal Officer

Email: [***]

with a copy (which shall not constitute notice) to:

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041

United States of America

Attention: Kris S. Withrow; Ryan Slunaker

Email: [***]

(ii) if to the Company, to:

Adjust GmbH

Saarbrücker Straße 37A

10405 Berlin

Germany

Attention: Managing Directors (Geschäftsführung)

Email: [***]

with copies (which shall not constitute notice) to:

Noerr PartG mbB

Charlottenstraße 57

10117 Berlin

Germany

Attention: Felix Blobel; Sascha Leske

Email: [***]

and

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

United States of America

Attention: Tarun Stewart

Email: [***]

(iii) if to a Shareholder, to such Shareholder’s address set forth on Schedule A or to such other address as such Shareholder shall have previously designated by such a notice.

(iv) If to the Shareholders’ Agent, to:

Spree Eternity GmbH

Schivelbeiner Straße 32

10439 Berlin

Germany

Attention: Christian Henschel

Email: [***]

with copies (which shall not constitute notice) to:

Noerr PartG mbB

Charlottenstraße 57

10117 Berlin

Germany

Attention: Felix Blobel; Sascha Leske

Email: [***]

and

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

United States of America

Attention: Tarun Stewart

Email: [***]

10.3 Interpretation. When a reference is made herein to Articles, Sections, subsections, Schedules or Exhibits, such reference shall be to an Article, Section or subsection of, or a Schedule or an Exhibit to this Agreement unless otherwise indicated. The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Where a reference is made to a Contract, instrument or law, such reference is to such Contract, instrument or law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Applicable Law) by succession of comparable successor Applicable Law and references to all attachments thereto and instruments incorporated therein. Unless the context of this Agreement otherwise requires: (a) words of any gender include each other gender and neutral forms of such words, (b) words using the singular or plural number also include the plural or singular number, respectively, (c) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (d) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (e) references to any person include the successors and permitted assigns of that person, (f) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, (g) the phrases “provide to” and “deliver to” and phrases of similar import mean that a correct and complete paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided, and (h) any dollar amounts or thresholds set forth herein shall not be used as a determinative benchmark for establishing what is or is not “material” or a “Material Adverse Effect” (or words of similar import) under this Agreement. The symbol “$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the tenth decimal place, except in respect of payments, which shall be rounded to the nearest whole United States cent. Where a German term has been inserted in italics, it shall be authoritative for the purpose of the interpretation of the relevant English term in this Agreement. The relevant English term shall be interpreted the same way throughout the Agreement, unless the context requires otherwise.

10.4 Amendment. This Agreement may not be amended unless in a signed writing by Acquirer, Holdco, the Company, and the Shareholders’ Agent, unless a stricter form, e.g. notarization, is required. Subject to Applicable Law, the parties hereto may amend this Agreement by authorized action at any time pursuant to an instrument in writing signed on behalf of each of the parties hereto. To the extent permitted by Applicable Law, Acquirer and the Shareholders’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquirer and the Shareholders’ Agent.

10.5 Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto owed to such party, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. At any time after the Closing, Acquirer and the Shareholders’ Agent may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other owed to such party, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (iii) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing that is (A) prior to the Closing with respect to the Company and/or the Shareholders, signed by the Company, (B) after the Closing with respect to the Indemnifying Parties and/or the Shareholders’ Agent, signed by the Shareholders’ Agent and (C) with respect to Acquirer or Holdco, signed by Acquirer. Without limiting the generality or effect of the preceding sentence, no failure to exercise or delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision herein.

10.6 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart. The delivery by facsimile or by electronic delivery in PDF format of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts shall together constitute one and the same instrument and each counterpart shall constitute an original of this Agreement. The legal requirements for notarizations under German Law remain unaffected.

10.7 Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits and schedules attached hereto, including the Company Disclosure Letter, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings including the Original Agreement, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder.

10.8 Assignment. Neither this Agreement nor any of the rights and obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquirer and Holdco may assign its rights and delegate its obligations under this Agreement to any direct or indirect wholly owned subsidiary of Acquirer without the prior consent of any other party hereto; provided that notwithstanding any such assignment, Acquirer or Holdco as the assignor shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

10.9 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.10 Exclusivity of Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing herein shall be deemed a waiver by any party hereto of any right to specific performance or injunctive relief. The parties hereto acknowledge and agree that irreparable harm for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that it does not fully and timely perform its obligations under or in connection with this Agreement (including failing to take such actions as are required of it hereunder to consummate the Closing) in accordance with its terms. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

10.11 Submission to Jurisdiction; Consent to Service of Process. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) in any action or proceeding arising out of or relating to this Agreement, including in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to herein, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware Chancery Court or Delaware Federal court. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.2 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof. A party hereto may apply either to a court of competent jurisdiction or to an arbitrator, if one has been appointed, for prejudgment remedies and emergency relief pending final determination of a claim pursuant to this Section 10.11. The appointment of an arbitrator does not preclude a party hereto from seeking prejudgment remedies and emergency relief from a court of competent jurisdiction.

10.12 Governing Law. This Agreement, all acts and transactions pursuant hereto and all obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction, except to the extent any provisions of German law mandatorily apply (in particular, the Share Transfer pursuant to Section 1.1(b), in which case such provisions of German law shall apply).

10.13 Rules of Construction. The parties hereto have been represented by counsel (or had the opportunity to seek advice of counsel) during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

10.14 Waiver of Conflicts; Attorney-Client Communications.

(a) Each party hereto acknowledges and agrees that (i) Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”) and Noerr PartG mbB (“Noerr” and together with Paul, Weiss, the “Law Firms”) have acted as legal counsel to the Shareholders (including the Shareholders’ Agent) and their respective Affiliates (collectively, the “Shareholder Parties”) and have acted as legal counsel to the Company and its Subsidiaries prior to the Closing in connection with the Transactions (including the negotiation, preparation, execution and delivery of this Agreement and the other Transaction Documents, and the consummation of the Transactions) and (ii) the Law Firms intend to act as legal counsel to the Shareholder Parties after the Closing in connection with any dispute arising under or related to this Agreement. Acquirer hereby (I) waives and shall not assert, and shall cause each of its Affiliates (including, after the Closing, the Company and its Subsidiaries) to waive and not assert, any conflict of interest relating to the Law Firms’ representation of any Shareholder Party after the Closing in any matter involving the contemplated Transactions (including the negotiation, preparation, execution and delivery of this Agreement and the other Transaction Documents, and the consummation of the Transactions), including in any Legal Proceeding in connection with the foregoing, and (II) consents to, and shall cause each of its Affiliates (including, after the Closing, the Company and its Subsidiaries) to consent to, any such representation, even though, in each case, (A) the interests of such Shareholder Parties may be directly adverse to Acquirer, the Company or their respective Affiliates, (B) any of the Law Firms may have represented the Company or its respective Affiliates in a substantially related matter, or (C) any of the Law Firms may be handling other ongoing matters for Acquirer, the Company or any of their respective Affiliates.

(b) After the Closing, Acquirer shall not, and shall cause each of its Affiliates (including, after the Closing, the Company and its Subsidiaries) not to use any of the Law Firms’ records or communications relating to the negotiation, preparation, execution and delivery of this Agreement and the other Transaction Documents, and the transactions contemplated hereby or thereby (such records or communications, the “Covered Attorney-Client Communications”), which shall be the property solely of (and be controlled solely by) the Shareholders and the Shareholders’ Agent. Acquirer agrees that it would be impractical to remove all Covered Attorney-Client Communications from the records (including e-mails and other electronic files) of the Company and its Subsidiaries. Accordingly, Acquirer shall not, and shall cause each of its Affiliates (including, after the Closing, the Company and its Subsidiaries) not to use any Covered

Attorney-Client Communications remaining in the records of the Company or any of its Subsidiaries after the Closing in a manner that would be adverse to any of the Shareholder Parties. Notwithstanding anything to the contrary herein, in the event that a dispute arises between Acquirer or any of its Affiliates (including the Company or any of its Subsidiaries), on the one hand, and a third party other than a Shareholder Party, on the other hand, after the Closing, Acquirer and its Affiliates (including the Company and its Subsidiaries) may assert the attorney-client privilege or any other evidentiary privilege to prevent disclosure of Covered Attorney-Client Communications to such third party, but Acquirer and its Affiliates (including the Company and its Subsidiaries) shall not waive any such privilege without the prior written consent of the Shareholders’ Agent.

(c) The parties hereto agree that, to the extent permitted by law, their and their respective Affiliates’ rights and obligations to maintain, preserve, assert or waive any or all attorney-client and work product privileges (and all other evidentiary privileges and the expectation of client confidence as to all Covered Attorney-Client Communications) with respect to the Company and its Subsidiaries (collectively, “Privileges”) shall be governed by the provisions of this Section 10.14(c). With respect to all Privileged Information (as defined below) of the Shareholder Parties (including, until the Closing, the Company and its Subsidiaries) relating to the sale of the Company (including the negotiation, preparation, execution and delivery of this Agreement and related agreements, and the consummation of the Transactions), the Shareholders’ Agent shall have sole authority in perpetuity to determine whether to assert or waive any or all Privileges. The rights and obligations created by this Section 10.14(c) shall apply to all confidential information as to which any Shareholder Party, on the one hand, or the Company, on the other hand, would be entitled to assert or has asserted a Privilege without regard to the effect, if any, of the transactions contemplated hereby (such information, “Privileged Information”). Acquirer shall not, and shall cause each of its Affiliates (including, after the Closing, the Company and its Subsidiaries) not to, take any action that would cause any Covered Attorney-Client Communication to cease being a confidential communication or to waive protection under such Privilege in any dispute with a Person that is not a Shareholder Party. In furtherance of the foregoing, Acquirer shall, within ten (10) Business Days of its or any of its Affiliates (including the Company and its Subsidiaries) receiving any discovery or other request seeking the disclosure of any Privileged Information, provide notice to the Shareholders’ Agent of such request, so that the Shareholders’ Agent can take steps to protect any information that may be privileged.

EXHIBIT A

Certain Definitions

As used herein, the following terms shall have the meanings indicated below:

“280G Stockholder Approval” has the meaning assigned to it in Section 6.14.

“Accountant” has the meaning assigned to it in Section 1.4(c).

“Accounts Adjustments” means (i) normal recurring year-end audit adjustments of the Financial Statements, none of which individually or in the aggregate are or will be material and (ii) adjustments in respect to leases (IFRS 16) and share-based payments (IFRS 2).

“Acquired.io” has the meaning assigned to it in Section 2.21.

“Acquired Companies” means the Company and each of its Subsidiaries collectively, and “Acquired Company” means any of the Acquired Companies.

“Acquirer” has the meaning assigned to it in the Preamble.

“Acquirer Class F Common Stock” means the Class F Common Stock, par value $0.00003 per share, of Acquirer.

“Acquirer Common Stock” means the Class A Common Stock, par value $0.00003 per share, of Acquirer.

“Acquirer Entity” means any of Acquirer, an Affiliate of Acquirer (including, after the Closing, the Company) that is not an individual, or a successor or assign of Acquirer.

“Acquirer Financial Statements” has the meaning assigned to it in Section 4.4(a).

“Acquirer Fundamental Representations” means the representations and warranties set forth in Section 4.2(a) and Section 4.3.

“Acquirer Options” means options to purchase shares of Acquirer Common Stock.

“Acquirer Preferred Stock” means the Series A Preferred Stock, par value $0.00003 per share, of Acquirer.

“Acquirer Restated Charter” has the meaning assigned to it in the Recitals.

“Acquirer Stock” means, as defined in the Acquirer Restated Charter, the Acquisition Stock of Acquirer.

“Acquirer Stock Liquidation Preference” means $10.00 per share.

“Acquirer Stock Plan” has the meaning assigned to it in Section 4.3(b).

“Acquisition Proposal” means, with respect to any Acquired Company, any agreement, offer or proposal for, any indication of interest in, or process initiated by the Company with respect to, (a) any acquisition of an Acquired Company or all or any material portion of an Acquired Company’s assets or any equity interest in an Acquired Company, whether by way of a merger, consolidation, asset sale, stock purchase, tender offer, reorganization, or other business combination or otherwise, (b) material, non-ordinary course exclusive license or joint venture transaction, (c) any debt or equity financing or recapitalization, (d) any initial public offering of the Equity Interests of any Acquired Companies, and (e) any other transaction outside of the ordinary course of business consistent with past practice the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Share Purchase or the other Transactions.

“Adjustment Amount” means, as of the Measurement Time, the amount of Company Debt (provided that Adjustment Amount shall exclude up to $40,000,000 of Company Debt actually owed under the SVB Facility).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person.

“Aggregate Cap” has the meaning assigned to it in Section 9.2(b).

“Agreement” has the meaning assigned to it in the Preamble.

“Agreement Date” has the meaning assigned to it in the Preamble.

“Anti-Corruption Law” means any Applicable Law relating to anti-bribery or anti-corruption (governmental or commercial), including the Foreign Corrupt Practices Act of 1977 and any other Applicable Law that prohibits the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Person, including any Government Official.

“Antitrust Laws” means the Sherman Antitrust Act, the Clayton Antitrust Act of 1914, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the Federal Trade Commission Act of 1914, the German Act Against Restraints of Competition and all other Applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments to or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Transactions.

“Antitrust Restraint” has the meaning assigned to it in Section 6.5(c).

“Applicable Law” means, with respect to any Person, any federal, state, non-U.S., local, municipal or other law, statute, constitution, legislation, principle of common law, resolution, ordinance, code, edict, decree, rule, directive, license, permit, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to such Person or such Person’s Affiliates or to any of their respective assets, properties or businesses.

“Articles” has the meaning assigned to it in Section 1.2(d)(ii).

“Assumed Expenses” has the meaning assigned to it in Section 1.1(a).

“Author” has the meaning assigned to it in Section 2.10(f).

“Basket Amount” has the meaning assigned to it in Section 9.2(d).

“Business” means the business of the Acquired Companies as currently conducted and as currently proposed to be conducted by the Company within the twelve (12) month period following the Satisfaction Date.

“Business Day” means a day (a) other than Saturday or Sunday and (b) on which commercial banks are open for business in San Francisco, California and Berlin, Germany.

“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act.

“Cash Consideration” means $598,000,000 minus the Adjustment Amount minus any Transaction Expenses that are (i) not set forth in the Spreadsheet and (ii) not assumed by the Shareholders pursuant to the VSOP Assumption Agreement or the Cost Assumption Agreement.

“CH Agreement” means that certain agreement that the Person set forth on Schedule B-4 has entered into with the Company and Acquirer in connection with this Agreement.

“CH Payment” has the meaning assigned to it in Section 1.3(b)(iv).

“Claim Certificate” has the meaning assigned to it in Section 9.3(b).

“Claims Period” has the meaning assigned to it in Section 9.3(a).

“Closing” has the meaning assigned to it in Section 1.2(a).

“Closing Cash Payment” has the meaning assigned to it in Section 1.3(b)(viii).

“Closing Date” has the meaning assigned to it in Section 1.2(a).

“Closing Invoices” has the meaning assigned to it in Section 6.12(e).

“Closing Memorandum” has the meaning assigned to it in Section 1.3(f).

“Code” means the Internal Revenue Code of 1986.

“Commercial Register” means the commercial register (Handelsregister) of the local court (Amtsgericht) of Berlin Charlottenburg, Germany.

“Commercially Available Licenses” has the meaning assigned to it in Section 2.10(a)(i).

“Company” has the meaning assigned to it in the Preamble.

“Company Authorizations” has the meaning assigned to it in Section 2.8(c).

“Company Balance Sheet” has the meaning assigned to it in Section 2.5(b).

“Company Balance Sheet Date” has the meaning assigned to it in Section 2.5(b).

“Company Bringdown Certificates” means the Company’s deliveries under Section 1.2, Section 1.2(d)(i) and Section 1.2(d)(ii).

“Company Closing Financial Certificate” means a certificate executed by the chief financial officer of the Company dated as of the Closing Date, providing, as of the Closing, the Company’s good faith estimate of the amount of (a) Company Debt (the “Estimated Company Debt”), and (b) an itemized list of all unpaid Transaction Expenses and a description of the nature of such Transaction Expenses and the Person to whom such Transaction Expenses are owed (the “Estimated Transaction Expenses”).

“Company Common Shares” means the shares with the share numbers 1 through 77,374 pursuant to the official list of shareholders of the Company deposited with the Commercial Register, having a nominal value of EUR 1.00 each.

“Company Data” has the meaning assigned to it in Section 2.10(a)(ii).

“Company Data Agreement” has the meaning assigned to it in Section 2.10(a)(iii).

“Company Debt” means, as of the Measurement Time, without duplication, (a) the principal, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of such person for money borrowed and (ii) indebtedness for the payment of which any Acquired Company is responsible or liable, (b) all obligations of any Acquired Company issued or assumed as the deferred purchase price of property, equity interests, assets or rights, or earn-out or similar contingent payment obligations (but excluding trade accounts payable arising in the ordinary course of business consistent with past practices), (c) all obligations of any Acquired Company under leases required to be capitalized in accordance with IFRS, (d) all obligations of any Acquired Company for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, in each case to the extent drawn, (e) all obligations of any Acquired Company under interest rate or currency swap transactions (valued at the termination value thereof), (f) any unfunded or underfunded liabilities pursuant to any defined benefit pension, post-termination or retiree health and welfare benefit or nonqualified deferred compensation plan or arrangement, (g) any royalties payable with respect to any Intellectual Property, (h) the Specified Liabilities to the extent unpaid as of the Closing, and (i) all obligations of the type referred to in clauses (a) through (h) of such Acquired Company for the payment of which such person is responsible or liable as obligor, guarantor, surety or otherwise.

“Company Disclosure Letter” has the meaning assigned to it in Article II.

“Company Employee Plans” has the meaning assigned to it in Section 2.12(d).

“Company Fundamental Claims” has the meaning assigned to it in Section 9.2(b).

“Company Fundamental Representations” means the representations and warranties set forth in Section 2.3 and Section 2.4(a).

“Company-Held Data” has the meaning assigned to it in Section 2.10(a)(iv).

“Company Intellectual Property” has the meaning assigned to it in Section 2.10(a)(v).

“Company Intellectual Property Agreements” has the meaning assigned to it in Section 2.16(a)(x).

“Company-Licensed Data” has the meaning assigned to it in Section 2.10(a)(vi).

“Company Management Shares” means shares with the share numbers 87,165 through 95,079 pursuant to the official list of shareholders of the Company deposited with the Commercial Register, having a nominal value of EUR 1.00 each.

“Company Option Plan” means the 2020 Share Incentive Plan established by the Company.

“Company Options” means options granted under the Company Option Plan.

“Company-Owned Intellectual Property” has the meaning assigned to it in Section 2.10(a)(vii).

“Company Preferred Shares” means shares with the share numbers 77,375 through 87,164 pursuant to the official list of shareholders of the Company deposited with the Commercial Register, having a nominal value of EUR 1.00 each.

“Company Privacy Policies” has the meaning assigned to it in Section 2.10(a)(viii).

“Company Products” has the meaning assigned to it in Section 2.10(a)(ix).

“Company Registered Intellectual Property” has the meaning assigned to it in Section 2.10(a)(x).

“Company Source Code” has the meaning assigned to it in Section 2.10(a)(xi).

“Company Transaction Documents” means this Agreement and each other Transaction Document to which the Company is or will be a party.

“Company Voting Debt” has the meaning assigned to it in Section 2.3(e).

“Confidential Information” has the meaning assigned to it in Section 2.10(h).

“Confidentiality Agreement” has the meaning assigned to it in Section 6.4(a).

“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, subleases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders, but excluding click-through or other unmodified online terms of use) as of the Original Agreement Date or as may hereafter be in effect, including all amendments, supplements, exhibits and schedules thereto.

“Cost Assumption Agreement” has the meaning assigned to it in the Recitals.

“Covered Attorney-Client Communications” has the meaning assigned to it in Section 10.14(b).

“COVID-19” has the meaning assigned to it in Section 2.5(g).

“Data Subject Request” has the meaning assigned to it in Section 2.10(q)(ix).

“Dispute Resolution Period” has the meaning assigned to it in Section 1.4(c).

“Disputed Items” has the meaning assigned to it in Section 1.4(b).

“Encumbrance” means, with respect to any asset, any mortgage, easement, encroachment, equitable interest, right of way, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, community property interest, adverse claim of title, ownership or right to use, right of first refusal, or other similar restriction of any kind in respect of such asset (including any restriction on (a) the voting of any security or the transfer of any security or other asset, (b) the receipt of any income derived from any asset, (c) the use of any asset and (d) the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means any (a) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Environmental, Health and Safety Requirements” means all Applicable Law concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, control or other action or failure to act involving cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now in effect.

“Equity Interest Contracts” has the meaning assigned to it in Section 2.3(f).

“Equity Interests” means, with respect to any Person, (a) any capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person, or (b) any securities, options, warrants, call, subscription, phantom or virtual equity interests (including the VSOPs), or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest.

“ERISA” has the meaning assigned to it in Section 2.12(d).

“Estimated Cash Consideration” has the meaning assigned to it in Section 6.9(d).

“Excluded Claim” has the meaning assigned to it in Section 9.6(a).

“Expense Fund” has the meaning assigned to it in Section 1.3(a)(i).

“Expense Fund Amount” has the meaning assigned to it in Section 1.3(a)(i).

“Export Approvals” has the meaning assigned to it in Section 2.21.

“Final Adjustment Amount” has the meaning assigned to it in Section 1.4(g).

“Final Cash Consideration” has the meaning assigned to it in Section 1.4(g).

“Final Company Debt” has the meaning assigned to it in Section 1.4(g).

“Final Transaction Expenses” has the meaning assigned to it in Section 1.4(g).

“Financial Statements” has the meaning assigned to it in Section 2.5(a).

“Fundamental Claims” means Company Fundamental Claims or Shareholder Fundamental Claims in excess of the amount then available in the Indemnity Holdback Fund.

“GAAP” has the meaning assigned to it in Section 4.4(a).

“GAAS” has the meaning assigned to it in Section 6.12(a).

“General Cap” has the meaning assigned to it in Section 9.2(a).

“General Claims” means claims under Section 1.4 and Section 9.1(a)(i), except for such claims that are Fundamental Claims.

“Government Contract” has the meaning assigned to it in Section 2.16(a)(xx).

“Government Official” means (a) any official or employee of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (b) any political party, political party official or candidate for political office, or (c) any official or employee of, or any Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity owned or controlled by any Governmental Entity.

“Government Shutdown” means any shutdown or material limiting of certain federal, state or local government services.

“Governmental Entity” means any supranational, national, state, municipal, local or non-U.S. government, any court, tribunal, arbitrator, administrative agency, commission or other Government Official, authority or instrumentality, in each case whether U.S. or non-U.S., any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any executive, legislative, judicial, regulatory, Tax Authority or other functions of, or pertaining to, government authority (including any governmental or political division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

“Holdback Release Date” has the meaning assigned to it in Section 1.3(a)(iii).

“Holdco” has the meaning assigned to it in the Preamble.

“ICT Infrastructure” has the meaning assigned to it in Section 2.10(a)(xii).

“IFRS” means International Financial Reporting Standards as endorsed by the International Accounting Standards Board.

“Indemnifiable Damages” has the meaning assigned to it in Section 9.1(a).

“Indemnified Party” has the meaning assigned to it in Section 9.1(a).

“Indemnifying Party” means a Shareholder, VSOP Holder and the Promised Company Optionholder and “Indemnifying Parties” means the Shareholders, the VSOP Holders and the Promised Company Optionholder.

“Indemnity Holdback Amount” has the meaning assigned to it in Section 1.3(a)(i).

“Indemnity Holdback Fund” has the meaning assigned to it in Section 1.3(a)(i).

“Intellectual Property” has the meaning assigned to it in Section 2.10(a)(xiii).

“Investment Agreement” has the meaning assigned to it in Section 1.2(c)(iii).

“Investors Rights Agreement” has the meaning assigned to it in Section 1.2(c)(v).

“IPO” means the closing of the initial sale of Acquirer Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act.

“IPO Conversion Price” means the per share volume-weighted average price of Acquirer Common Stock, as reported by Bloomberg L.P., over the 15 consecutive full days of trading ending on the date that is 30 trading days following the day Acquirer Common Stock is first traded on a national (U.S.) exchange.

“IRS” means the United States Internal Revenue Service.

“Israeli Subsidiaries” means Adeven Israel Ltd. and Unbotify.

“Israel Tax Ordinance” means the Israeli Income Tax Ordinance (New Version), 1961, as amended, and all rules and regulations promulgated thereunder, as may be amended from time to time, including any publications and clarifications thereto issued by the ITA.

“Joinder Agreement” has the meaning assigned to it in Section 1.2(c)(v).

“Key Customer” has the meaning assigned to it in Section 2.17(a).

“Key Employees” has the meaning assigned to it in Section 2.12(a).

“Key Supplier” has the meaning assigned to it in Section 2.17(b).

“knowledge” means (a) with respect to the Acquired Companies, the actual knowledge of the individuals set forth on Schedule F, in each case after reasonable investigation, or (b) with respect to Acquirer, the actual knowledge of Acquirer’s executive officers after reasonable investigation.

“Law Firms” has the meaning assigned to it in Section 10.14(a).

“Legal Proceeding” means any private or governmental action, inquiry, claim, counterclaim, proceeding, suit, hearing, litigation, audit or investigation by or before any Governmental Entity, in each case whether civil, criminal, administrative or judicial or investigative, or any appeal therefrom.

“Liabilities” (and, with correlative meaning, “Liability”) means all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising, including those arising under Applicable Law or any Legal Proceeding or Order of a Governmental Entity and those arising under any Contract, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with IFRS or disclosed in the notes thereto.

“Lookback Date” shall mean with respect to the Company, January 1, 2018, and with respect to each Subsidiary, January 1, 2018 or such later date on which the respective Subsidiary was incorporated.

“made available” shall mean that the Company has posted such materials to the virtual data room entitled “Project Active” as managed by the Company and hosted by Datasite, and granted access to Acquirer and its representatives during the negotiation of this Agreement, but only if so posted and made available no later than 24 hours prior to the execution of this Agreement.

“Material Adverse Effect” with respect to any Person means any change, event, violation, inaccuracy, circumstance, or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether such Effect constitutes an inaccuracy in the representations or warranties made by, a breach of the covenants of, such Person herein, (a) is, or would reasonably be expected to be or become, materially adverse to the condition, assets (including intangible assets), business, or results of operations of such Person and its subsidiaries, taken as a whole, except to the extent that any such Effect results from: (i) changes in general economic conditions or global financial and securities markets (including interest rates and exchange rates), (ii) changes affecting the industry generally in which such Person operates, (iii) changes in IFRS or GAAP or Applicable Law or the interpretation or enforcement of any of the foregoing occurring after the Original Agreement Date, (iv) any earthquake, hurricane or other natural disaster, weather-related event, act of God or global health conditions, or in connection with the COVID-19 pandemic or other global pandemics or infectious disease, any Government Shutdown, any declaration of martial law, quarantine or similar directive, guidance, policy or other similar action by any Governmental Entity; (v) the public announcement of this Agreement or the consummation of the Transactions (including any adverse changes in any employee, customer, supplier, licensor, licensee or other similar relationship resulting therefrom); (vi) any adverse Effect resulting from any action taken by any Acquired Company at the specific written request of Acquirer or expressly required by this Agreement or the Transaction Documents (other than Section 5.1(a) and Section 5.1(b)); or (vii) any failure, in and of itself, by any of the Acquired Companies to meet any internal or published projections, forecasts, guidance, budgets or revenue or earnings predictions for any period; provided that the Effects described in clauses (i) through (iv) do not affect such Person disproportionately as compared to such Person’s competitors generally; or (b) materially and adversely affects, or would reasonably be expected to materially and adversely affect, such Person’s ability to consummate the Transactions in accordance with this Agreement and Applicable Law.

“Material Contract” has the meaning assigned to it in Section 2.16(a).

“Measurement Time” means as of immediately prior to the Satisfaction Date.

“Misconduct Claim” includes: (a) sexual harassment, whether or not meeting the legal definition of actionable harassment, that would reasonably be expected to be materially injurious to the business or reputation of an Acquired Company; (b) if made to a subordinate service provider of an Acquired Company: (i) sexual advances, (ii) lewd or sexually explicit comments, or (iii) the sending of sexually explicit images or messages (excluding sexually explicit images or messages that are part of programing of legitimate works for an Acquired Company); (c) if made to a person who has not invited such conduct and, at the time, would reasonably regard the maker of the advances or comments as having the power to influence or impair the recipient’s career advancement or the success of the recipient’s business projects: (i) sexual advances or (ii) sexually explicit comments; or (d) retaliatory act for refusing or opposing any of the above.

“New Litigation Claim” has the meaning assigned to it in Section 6.7.

“Noerr” has the meaning assigned to it in Section 10.14(a).

“Non-Compete Parties” has the meaning assigned to it in the Recitals.

“Notice of Disagreement” has the meaning assigned to it in Section 1.4(b).

“Offer Letter” has the meaning assigned to it in the Recitals.

“Open Source Materials” has the meaning assigned to it in Section 2.10(a)(xiv).

“Order” means any judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order or other order.

“Original Agreement” has the meaning assigned to it in the Recitals.

“Original Agreement Date” has the meaning assigned to it in the Recitals.

“Organizational Documents” has the meaning assigned to it in Section 2.2.

“Parachute Payment Waiver” has the meaning assigned to it in Section 1.2(d)(xi).

“Paul, Weiss” has the meaning assigned to it in Section 10.14(a).

“Paying Agent” has the meaning assigned to it in Section 1.3(b).

“Payoff Indebtedness” has the meaning assigned to it in Section 1.3(b)(vi).

“Payoff Letter” has the meaning assigned to it in Section 1.2(d)(iv).

“Per Shareholder Cash Consideration” has the meaning assigned to it in Section 1.1(a).

“Per Shareholder Consideration” has the meaning assigned to it in Section 1.1(a).

“Per Shareholder Stock Consideration” has the meaning assigned to it in Section 1.1(a).

“Permitted Encumbrances” means: (a) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established, (b) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law, (d) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, (e) liens in favor of customs and revenue authorities arising as a matter of Applicable Law to secure payments of customs duties in connection with the importation of goods, (f) non-exclusive licenses granted in the ordinary course of business consistent with past practice, (g) in the case of Real Estate Leases, any lien to which the fee simple interest (or any superior leasehold interest) is subject, (h) with respect to the Real Estate Leases, zoning, building codes and other land use Applicable Laws regulating the use or occupancy of such Real Estate Leases or the activities conducted thereon that are imposed by any Governmental Entity having jurisdiction over such Real Estate Leases, and any covenants, conditions, restrictions, easements and other similar matters of record affecting the Real Estate Leases, and which do not materially impair the occupancy and use of the Real Estate Leases, or (i) other immaterial Encumbrances.

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, business organization or Governmental Entity.

“Personal Data” has the meaning assigned to it in Section 2.10(a)(xv).

“Policies” has the meaning assigned to it in Section 2.14.

“Post-Closing Spreadsheet” has the meaning assigned to it in Section 1.3(a)(iii).

“Post-Closing Statement” has the meaning assigned to it in Section 1.4(a).

“Post-Closing Tax Period” means any Taxable period beginning after the Closing Date, and, in the case of any Straddle Period, the portion of such period beginning after the Closing Date.

“Pre-Closing Period” has the meaning assigned to it in Section 5.1.

“Pre-Closing Tax Period” means all Taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any Taxable period that includes (but does not end on) the Closing Date.

“Prior Shareholders’ Agreements” has the meaning assigned to it in Section 6.1(d).

“Privacy Laws” has the meaning assigned to it in Section 2.10(a)(xvi).

“Privileged Information” has the meaning assigned to it in Section 10.14(c).

“Privileges” has the meaning assigned to it in Section 10.14(c).

“Pro Rata Share” means, (a) for purposes of calculating contributions to, and releases of, the Indemnity Holdback Fund, the Expense Fund and the Purchase Price Adjustment Amount by a particular Shareholder, VSOP Holder or Promised Company Optionholder, payments under the Post-Closing Statement, or an Indemnifying Party’s several indemnification obligation for General Claims, such number, fraction or amount set forth next to the name of such Shareholder, VSOP Holder or Promised Company Optionholder in the Spreadsheet; and (b) for purposes of calculating an Indemnifying

Party’s several indemnification obligation for Fundamental Claims, a fraction, (i) the numerator of which is the sum of the aggregate amount of Total Consideration that such Indemnifying Party is entitled to be paid pursuant to Section 1.1 on its Shares, if any, and (ii) the denominator of which is the aggregate amount of Total Consideration that all Indemnifying Parties are entitled to be paid pursuant to Section 1.1 on their Shares.

“Process” has the meaning assigned to it in Section 2.10(a)(xvii).

“Processing” has the meaning assigned to it in Section 2.10(a)(xvii).

“Promised Company Optionholder” means the holders of Promised Company Options outstanding as of immediately prior to the Closing.

“Promised Company Options” means a Company Option or other Equity Interest (including VSOPs) that has been promised by an Acquired Company to an individual under his or her offer letter or other similar employment documentation but, as of immediately prior to the Closing, has not yet been granted.

“Promised Option Payment” has the meaning assigned to it in Section 1.1(c)(i).

“Public Health Recommendation” means applicable mandatory public health mandates announced by applicable Governmental Entities to address COVID-19.

“Purchase Price Adjustment Amount” has the meaning assigned to it in Section 1.3(a)(i).

“Real Estate Leases” has the meaning assigned to it in Section 2.9(a).

“Related Party” has the meaning assigned to it in Section 2.13.

“Representatives” means, with respect to a Person, such Person’s officers, directors, controlled Affiliates, or employees, or any investment banker, attorney, accountant, auditor or other similar advisor or similar representative retained by any of them.

“Restrictive Covenant Agreement” has the meaning assigned to it in the Recitals.

“ROFR Agreement” has the meaning assigned to it in Section 1.2(c)(iv).

“RWI Policy” has the meaning assigned to it in Section 6.15.

“Satisfaction Date” has the meaning assigned to it in Section 1.2(a).

“Section 280G Payments” has the meaning assigned to it in Section 6.14.

“Securities Act” means the Securities Act of 1933.

“Share Purchase” has the meaning assigned to it in Section 1.1(a).

“Share Transfer” has the meaning assigned to it in Section 1.1(b).

“Shareholder Fundamental Claims” has the meaning assigned to it in Section 9.2(b).

“Shareholder Fundamental Representations” means the representations and warranties in Sections 3.1, 3.3 and 3.4.

“Shareholder Parties” has the meaning assigned to it in Section 10.14(a).

“Shareholder Representations” has the meaning assigned to it in Section 9.1(b)(i).

“Shareholders” has the meaning assigned to it in the Preamble.

“Shareholders’ Agent” has the meaning assigned to it in the Preamble.

“Shareholders’ Agent Parties” has the meaning assigned to it in Section 9.5(d).

“Shares” has the meaning assigned to it in the Recitals.

“shrink wrap” has the meaning assigned to it in Section 2.10(a)(i).

“Specified Employees” has the meaning assigned to it in the Recitals.

“Specified Liabilities” has the meaning assigned to it in Section 5.1(b).

“Specified Representations” means Section 2.10 and Section 2.11.

“Specified Tax Matters” has the meaning assigned to it in Section 6.13(c).

“Specified VSOP Holders” has the meaning assigned to it in the Recitals.

“Spreadsheet” has the meaning assigned to it in Section 6.9.

“Stock Consideration” means $352,000,000 payable in Acquirer Stock.

“Straddle Period” means any Taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” means any corporation, partnership, limited liability company or other Person of which the Company, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (a) directly or indirectly owns or purports to own, beneficially or of record securities or other interests representing more than 50% of the outstanding equity, voting power, or financial interests of such Person, or (b) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

“Survival Period” has the meaning assigned to it in Section 10.1.

“SVB Facility” means that certain USD 50,000,000.00 FACILITY AGREEMENT, dated July 27, 2020, by and between the Company, Silicon Valley Bank, and the other parties listed therein.

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with respect to Taxes.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (a) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent or any other applicable social contribution), national insurance (‘bituach leumi’), national health insurance (‘bituach briyut’), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge in the nature of a tax (including secondary liabilities for any of the aforementioned items), together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by (or payable to) any Governmental Entity responsible for the imposition of (or collection) any such tax (U.S. or non-U.S.) (each, a “Tax Authority”), (b) any Liability for the payment of any amounts of the type described in clause (a) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period and (c) any Liability for the payment of any amounts of the type described in clause (a) or (b) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

“Termination Date” has the meaning assigned to it in Section 8.1(b).

“Third-Party Claim” has the meaning assigned to it in Section 9.6(a).

“Third-Party Intellectual Property” has the meaning assigned to it in Section 2.10(a)(xviii).

“Total Consideration” means $950,000,000 minus the Adjustment Amount minus any Transaction Expenses that are (i) not set forth in the Spreadsheet and (ii) are not assumed by the Shareholders pursuant to the VSOP Assumption Agreement or the Cost Assumption Agreement.

“Tracking Data” has the meaning assigned to it in Section 2.10(a)(xix).

“Transaction Document” means, collectively, this Agreement and each other agreement or document referred to in this Agreement or to be executed in connection with any of the Transactions.

“Transaction Expenses” means all third-party fees, costs, expenses, payments and expenditures (including VAT, if and as applicable) incurred by or on behalf of the Company or for which the Company is liable, in connection with the Share Purchase, this Agreement and the other Transactions and Transaction Documents, whether or not paid, incurred, billed or accrued, or in connection with, or relating to, any Acquisition Proposal (or the evaluation thereof or planning therefor), including, without duplication: (a) any fees, costs, expenses, payments and expenditures of legal counsel and accountants, (b) any fees, costs, expenses, payments and expenditures payable to brokers, finders, financial advisors, investment bankers or similar Persons, (c) any such fees, costs, expenses, payments and expenditures of legal counsel, accountants, brokers, finders, financial advisors, investment bankers or similar Persons incurred by Shareholders or any other Person, in each case to the extent reimbursable or required to be paid by the Company, (d) the Promised Option Payments, the CH Payment, and the VSOP Payments, (e) the Transaction Payroll Taxes, (f) the amounts set forth on Schedule G, and (g) any change in control bonuses, transaction bonuses, retention bonuses or similar payments, change-in-control severance payments and other employee-related change-in-control payments, awards or benefits payable to any employee, consultant or independent contractor of any Acquired Company, in each case, as a result of the Transactions and including Transaction Payroll Taxes thereon (including the employer portion of any associated payroll or similar taxes), but excluding (A) any fees, costs, expenses, payments and expenditures incurred following the Closing by any Acquired Company at the instruction of Acquirer or arising as a result of any actions taken by Acquirer (other than with respect to the incurrence of Transaction Payroll Taxes), and (B) any severance or other payments triggered by actions of Acquirer taken after the Closing.

“Transaction Payroll Taxes” means the employer portion of any payroll taxes or other Taxes payable by the Acquired Companies arising in connection with the issuance of the Stock Consideration or any payment required pursuant to, or arising as a result of, this Agreement or the Transactions, whether or not such Taxes are due and payable as of the Closing Date (and, for the avoidance of doubt, shall include any such Taxes that were deferred pursuant to the CARES Act, and Taxes payable in connection with the VSOP Payments, the CH Payment, and the Promised Option Payments), other than, in each case, Taxes arising in connection with any matters set forth in Section 9.1(b)(iii).

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents.

“Treasury Shares” has the meaning assigned to it in the Recitals.

“U.S. Person” and “non-U.S. Person” have the corresponding meanings as defined in Rule 902(k) of Regulation S under the Securities Act.

“Unbotify” has the meaning assigned to it in Section 2.21.

“Unresolved Matters” has the meaning assigned to it in Section 1.4(c).

“VAT” has the meaning assigned to it in Section 1.5(b).

“VAT Act” has the meaning assigned to it in Section 1.5(b).

“VSOP” means the vested and unvested virtual share options that are outstanding as of immediately prior to the Closing as set forth on Schedule 2.3(b)-(ii) of the Company Disclosure Letter.

“VSOP Assumption Agreement” has the meaning assigned to it in the Recitals.

“VSOP Holders” means the holders of record of VSOPs outstanding immediately prior to the Closing as set forth on Schedule 2.3(b)-(ii) of the Company Disclosure Letter.

“VSOP Payments” means the aggregate amount of all payments due under the VSOPs following the Closing.

“VSOP Waiver Agreement” has the meaning assigned to it in the Recitals.